As confidentially submitted to the U.S. Securities and Exchange Commission on January 4, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Carbon Zero Technologies International Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	5090	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 610, Block A, Bairuida Building

Banxuegang Avenue, Wanke City Community

Bantian Street, Longgang District

Shenzhen, China, 518100

Tel: +86 0755-23485305
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

The Crone Law Group P.C.

420 Lexington Ave, Suite 2446

New York, NY 10170

646-861-7891

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Crone, Esq. Liang Shih, Esq. The Crone Law Group P.C. 420 Lexington Ave, Suite 2446 New York, NY 10170 646-861-7891	Mitchell S. Nussbaum, Esq. Lili Taheri, Esq. Vivien Bai, Esq. Loeb & Loeb LLP 345 Park Avenue, New York, NY 10154 212-407-159

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [          ], 2024

[  ] American Depositary Shares

Carbon Zero Technologies International Inc.

Representing [  ] Class A Ordinary Shares

Minimum offering: [   ] American Depositary Shares Representing [   ] Class A Ordinary Shares

Maximum offering: [   ] American Depositary Shares Representing [   ] Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Carbon Zero Technologies International Inc., a Cayman Islands exempted company. We are offering on a best efforts basis a minimum offering amount of [   ] ADSs and a maximum offering amount of [   ] ADSs. Each ADS represents [   ] Class A ordinary shares, par value US$0.00001 per share, of Carbon Zero Technologies International Inc. Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We expect the initial public offering price to be in the range of $[    ] to $[    ] per ADS. We have reserved the symbol “[  ]” for purposes of listing our ADSs on the Nasdaq Global Market, or Nasdaq. This offering is contingent on the listing of our ADSs on Nasdaq. At this time, Nasdaq has not yet approved our application to list our ADSs. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering may not be completed.

Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our ADSs.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements. Please read the disclosures beginning on page 9 and on page 10 of this prospectus for more information.

We are not a Chinese operating company but a Cayman Islands holding company. We have no material operations of our own and conduct substantially all of our operations through the Operating Entities in China. Investors in our ADSs are purchasing equity interests in the Cayman Islands holding company, and not in the Chinese Operating Entities. Investors in our ADSs may never hold equity interests in the Chinese Operating Entities. Our operating structure involves unique risks to investors. The Chinese regulatory authorities could disallow our operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ADSs representing our Class A ordinary shares and could cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC – The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene or influence their operations, including that of our PRC subsidiaries and our Hong Kong subsidiary, at any time, which could result in a material adverse change in our business and operations, prospects, financial condition, and results of operations, and the value of our securities. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain. ” beginning on page 32 of this prospectus.

As used in this prospectus, terms such as “the Company,” “CZTI,” “we,” “us,” “our company,” or “our” refer to Carbon Zero Technologies International Inc., unless the context suggests otherwise, and also includes its 100% owned direct subsidiary, Carbon Zero Technologies (Hong Kong) Limited (“CZTI HK”), Beijing Bgreen Technology Development Co., Ltd (“CZTI WFOE”), Shenzhen Green Blue Environmental Protection Technology Co., Ltd (“Shenzhen Green Blue”), Shenzhen Carbon Zero Technology Co., Ltd (“CZTI Shenzhen”) and its Operating Entities. We directly hold 100% of the equity interests in CZTI HK which directly owns 100% of the equity interests in CZTI WFOE, which directly owns 100% of the equity interests in CZTI Shenzhen. CZTI Shenzhen further directly owns 100% of Shenzhen Green Blue and 75% of Shenzhen ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Shenzhen”). All of our China operating activities are conducted under our China Operating Entity, ABGreen Shenzhen and its subsidiaries. We do not currently use a variable interest entity (“VIE”) structure. See “Corporate History and Structure” beginning on page 59 of this prospectus.

We face various risks associated with being based in or having our operations primarily in China and the evolving laws and regulations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our ADSs to significantly decline or become worthless, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene or influence their operations, including that of our PRC subsidiaries and our Hong Kong subsidiary, at any time, which could result in a material adverse change in our business and operations, prospects, financial condition, and results of operations, and the value of our securities. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain. For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. The PRC government may also regulate our operations by adopting new laws and regulations from time to time. Furthermore, the PRC government has recently made efforts to exert more oversight over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

As advised by our PRC legal counsel, Zhong Lun Law Firm, as of the date of this prospectus, we are currently not subject to these regulatory actions or statements, as we have not engaged in any monopolistic behavior and our business does not control more than one million users’ personal information as of the date of this prospectus, implicate cybersecurity, or involve any other type of restricted industry. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is highly uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. According to the Overseas Listing Filing Rules, we are required to submit the filing application to the China Securities Regulatory Commission (the “CSRC”) within three business days after our submission of application for any overseas initial public offering and listing and complete the filing procedure before our overseas initial public offering and listing. Any failure by us to comply with such filing requirements or the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations. See “Risk Factors — Risks related to Doing Business in the PRC” beginning on page 30 of this prospectus for a discussion of these legal and operational risks.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, and was amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states that if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and, a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021, determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors — Risks Related to the ADSs and this Offering — our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless. ” beginning on page 41 of this prospectus.

As of the date of this prospectus, we have not maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations. See “Prospectus Summary - Cash Transfers and Dividend Distributions.” As of the date of this prospectus, our Cayman Islands holding company has not declared or paid dividends or made distributions to investors in the past, nor were any dividends or distributions made by our subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our shares or ADSs in the foreseeable future after this offering. See “Risk Factors — Risks Related to the ADSs and this Offering — We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment” beginning on page 45 of this prospectus. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our subsidiaries through loans and/or capital contributions, and our subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiary in Hong Kong. There are limitations on the ability to transfer cash between the Cayman Islands holding company and the PRC subsidiaries. Cash transfers from the Cayman Islands holding company to the PRC subsidiaries are subject to the applicable PRC laws and regulations on loans and direct investment. See “Prospectus Summary — Cash Transfers and Dividend Distributions,” beginning on page 7 and see also “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to the PRC subsidiaries may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect our liquidity and business,” beginning on page 35 of this prospectus. If any of the PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to the Cayman Islands holding company. Cash transfers from the PRC subsidiaries to the Cayman Islands holding company are also subject to the current PRC regulations, which permit the PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Cash transfers from the Cayman Islands holding company to the investors are subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. See “Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment, ” beginning on page 36 of this prospectus. Additionally, to the extent cash or assets in the business is in China or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the PRC subsidiaries by the PRC government to transfer cash or assets. See “Prospectus Summary - Cash Transfers and Dividend Distributions,” “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by the Operating Entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the PRC subsidiaries by the PRC government to transfer cash or assets, ” beginning on page 34 of this prospectus. As of the date of this prospectus, there has been no cash flow between our Cayman Islands holding company and any of our subsidiaries.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting, transfer and conversion rights. Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to ten (10) votes. Upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c), because Mr. Baitong Tang, our Chief Executive Officer, will hold, directly and indirectly, more than 50% of the voting power. See “Risk Factors — Risks Related to the ADSs and this Offering — We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.” beginning on page 44.

	Minimum Offering Amount		Maximum Offering Amount
	Per ADS	Total	Per ADS	Total
Initial public offering price(1)
Underwriting discounts(2)
Proceeds, before expenses

(1)	Initial public offering price is assumed as [ ] per ADS, which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	Represents underwriting discounts equal to seven point five percent (7.5%) per ADS (or $[ ] per ADS). We have also agreed to issue an underwriter purchase option to Ninth Eternity Securities, LLC (the “Representative”) to purchase a number of ADSs equal to five percent (5%) of the total number of ADSs sold in this offering at an exercise price equal to one hundred and ten percent (110%) of the public offering price of the ADSs sold in this offering. For a complete description of the compensation to be received by the underwriters, see “Underwriting.”

The underwriter is selling our ADSs in this offering on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter must sell the minimum number of securities offered ([ ] ADSs) if any securities are sold. The underwriter is only required to use its best efforts to sell the securities offered. One of the conditions to our obligation to sell any securities through the underwriter is that, upon the closing of the offering, the ADSs would qualify for listing on the NASDAQ Global Market.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth above, to result in sufficient proceeds to list our ADSs on the NASDAQ Global Market. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, there is a possibility that we may not be able to sell the minimum offering amount. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) [ ], 2024 (90 days from the date of effectiveness of the registration statement of which this prospectus is a part) (and for a period of up to [90] additional days if extended by agreement between us and the underwriter). The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at [ ] established by our escrow agent, or the Escrow Account, until the minimum offering amount is raised. If we complete this offering, net proceeds will be delivered to us on each closing date (such closing date being the above mutually acceptable date, provided the minimum offering has been sold).

If we do not receive a minimum of $[ ] by [ ], 2024, unless mutually extended by us and the underwriter for up to an additional [90] days, all funds will be returned to the investors in this offering promptly after the termination of the offering, without charge, deduction or interest. Prior to [ ], 2024, in no event will funds be returned to the investors unless the offering is terminated.

The underwriters expect to deliver the ADSs against payment as set forth under “Underwriting,” on or about [  ], 2024.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated __________, 2024

零碳环保
Carbon zero

O2O Platform Enables Zero Carbon Cycle For All Recyclable Things

Consumers
Enterprise Partners
Registered Sales Personnel
Platform Partners
Information Collection
Digitized Recycling System
O2O Recycling
Standardized Process
Traceable System
Mini Program Receiving Orders
APP Sending Orders
Door-To-Door Pickup
Sorting Center
Dismantling
Second-Hand Market
Information Distribution
Sorting Direction

Boolv Shou Shou

—

Boolv Collect

—

Boolv Sorting Center

零碳环保
Carbon zero

No.1

Waste Household Appliance Recycling Platform In China.

Year2022 Total Revenue	Revenue YoY Growth	Number of Cities Covered: 500 National Coverage:	Registered Sales Personnel	Registered Recycling Personnel	Recycling Station
¥2.98bn	159.6%	75%	60,000	30,000	2940

LETTER FROM THE FOUNDER

Dear Investors,

Thank you for your interest in us. We intend to transform the entire renewable resources recycling business in China as we develop and deploy our Online to Offline system (“O2O system”) through online applications and offline sites in the traditional recycling business. Our goal is to establish comprehensive, digitized, and standardized waste recycling services, covering all categories of recyclable materials. As such, I am excited to share with you our proprietary technology solutions, scale and financial performance, market opportunities, strengths, and growth strategies along with our outlook of the future.

Our opportunity: to redefine an “overlooked” industry

China’s renewable resources recycling industry has grown steadily in the past several years. China’s recycled renewable resources increased from 283 million tons in 2017 to 418 million tons in 2022, with a compound annual growth rate of 8.1% from 2017 to 2022, of which iron and steel scrap (waste ferrous metals) is the main recycled category of renewable resource. The traditional renewable resources recycling model mainly relies on scattered offline channels. There is a difficulty of information asymmetry in the renewable resources recycling industry in China, in which consumers lack awareness of where and how to sell used products. In today’s extended enterprise environment, the interactions between thousands of suppliers, vendors, and counterparties drive up cost and complexity. As an industry innovator, we developed an O2O system by collecting and disclosing data on recycling needs on our system. This information enables professional recycling personnel to receive information and collect recyclable items at the consumer’s doorstep, not only solving the problem of low efficiency in information dissemination, but also providing consumers with more convenient recycling methods, and achieving efficient renewable resource recycling.

Our vision: to transform the recycling services industry

The end-to-end process of renewable resources recycling involves numerous steps and many different players, from major manufacturing companies to individual service providers, and everything in between. Currently, the systems and information to support all these steps are highly disjointed, making it nearly impossible to obtain a comprehensive view of the overall process, thus preventing companies from improving the process as well. We believe that we have prototyped a system that can be used to support the entire end-to-end process. We believe this system prototype, coupled with our proprietary technology, creates value for our industry, as it provides real-time speed and efficiency, tamper-proof reliability, traceability, and transparency for the whole recycling process. Such a system could become even more important as connected devices are increasingly used to capture real-time data and, in the future, as artificial intelligence is used to predict and react to demand.

Our value proposition: an open system driven by supply chain capabilities and technology

China’s recycling business lacks sufficient structure—the recycling channels are fragmented and many recycling systems are idle and inefficient. We believe that building an open system driven by supply chain capabilities and technology and by creating a new infrastructure defined by end-to-end coverage of the value chain are the keys to success in the recycling business in China.

Our outlook: the future of our company

Our corporate culture balances stability and innovation, focusing on both the present and the future. For the next three to five years, we plan to adhere to two strategic priorities: first, to pursue rapid business growth by enhancing our integrated system capabilities, and second, to expand recycling categories and integrate business chain verticals.

One of the biggest obstacles to the renewable resources recycling business will likely be getting companies and customers to cooperate and collaborate—creating a common vision, developing common standards, and agreeing to build and use a common system. Whether companies are direct competitors or supply chain partners, each has a strategic interest in maintaining advantages over competitors and collaborators. However, we believe that our company’s ability to create significant value for each player in our system means that every partner has an incentive to cooperate. We have developed recycling solutions with individual companies throughout the industry and have seen compelling cases and momentum towards shaping the future of the recycling transaction ecosystem.

Partnership with our shareholders: creating long-term value and contributing to society

I believe that a robust and sustainable business is a good business, but a business that does good for society beyond generating shareholder return is a great business. We believe that the value of a business lies in solving social problems and creating social value. If you share similar values and believe in long-term value creation both economically and socially, join us as we build a better world.

Thank you for reading this letter. We look forward to partnering with you in the exciting journey ahead.

Baitong Tang

Founder and CEO

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [  ], 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

Established in 2016, we, through our Operating Entities, are a technology driven renewable resources recycling company and system provider and, according to the CIC Report, the largest waste household appliance recycling platform in China, recycling approximately 11.5 million units of waste household appliances since our inception to December 31, 2022. We purchase and sell recycled renewable resources, primarily waste ferrous metals and waste household appliances, and provide our renewable resources recycling platform and services based on an O2O (Online to Offline) model through online applications and offline sites. We believe that we are positioned as an innovative driving force in the traditional recycling business, leading the digitization of recycling ecosystems in China. Our goal is to establish comprehensive, digitized, and standardized waste recycling services, covering all categories of recyclable materials.

Our first operating subsidiary in China, ABGreen Shenzhen, was founded in 2016, and in 2017, we launched our proprietary technology software and applications Boolv ShouShou and Boolv Collect. Currently, more than 60,000 electrical and electronic appliance sales personnel are registered in our mini-program Boolv ShouShou and provide waste household appliances and consumer electronics source information. More than 30,000 third-party recycling personnel who perform on-site collection of renewable resources are registered in our Boolv Collect app, which allows registered recycling personnel to bid for and accept recycling orders by connecting with suppliers on our renewable resources recycling online system. In 2020, we launched our Boolv Sorting Center app for sourcing information on collection, inventory management, and settlement systems. The app is now used in third-party recycling stations, transit yards, and sorting centers, in addition to our sorting center.

In 2021, we launched our recycling and disposal of waste metallic resources business, which developed rapidly and became the recycling category that contributed to the largest percentage of our revenue in fiscal years 2021 and 2022. Our business scope currently includes waste metallic resource recycling, waste household appliances recycling, consumer electronics recycling, as well as downstream services such as waste household appliances and waste consumer electronics dismantling and disposal. Our main revenue is generated from waste metallic resources and waste household appliances. In 2021 and 2022, our revenues reached RMB 1.1 billion and RMB 3.0 billion (US $0.4 billion), respectively, with a year-over-year growth of 159.6% in 2022 compared to 2021. For the six months ended June 30, 2023, our revenue was approximately RMB 2.2 billion, increasing by 113.1% from the first half of 2022.

Our Competitive Strengths

●	Extensive Nationwide Recycling Network: We have established a renewable resources recycling network covering more than 500 cities (including county-level cities). Our network includes approximately 2,940 third-party recycling stations and more than 30,000 registered recycling personnel. This capability allows end-to-end coverage for connecting the upstream suppliers to the downstream second-hand sales platforms and markets and dismantling and disposal enterprises. We believe our network offers us four major advantages:

○	Efficient Recycling: We allow complete on-site collection within 24 hours after users/suppliers place their orders for recycling, greatly improving service efficiency and establishing a leading competitive edge in nationwide recycling services in China.

1

○	Effective Sourcing of Supply: Leveraging the recycling service capabilities of our recycling network, we have access to a vast supply of waste products nationwide, enabling us to establish a leading supply capacity.

○	Full Category Business Expansion: With our existing network of third-party recycling stations, transfer yards, and sorting centers, we can efficiently expand our services to include other recycling categories, such as plastic waste recycling and textile waste recycling, thereby increasing revenue and profitability.

○	Cost Reduction and Efficiency Enhancement: Through strategic supply partnerships with over 15 downstream waste dismantling and disposal companies and more than 10 steel production companies, we ensure seamless integration of the entire life cycle of renewable resources, from collection to disposal and dismantling.

●	Tech-Driven Innovations: Through a combination of internet technology and offline recycling networks, we have created a digitized recycling ecosystem comprising:

○	Boolv ShouShou for collection of recycling information from registered users;

○	Boolv Collect for convenient door-to-door recycling used by recycling personal; and

○	Boolv Sorting Center for refined classification of the recycled items used by recycling station, transit yard, and sorting center personnel to manage the collected renewable resources.

●

Industry-Leading Traceability System for Renewable Resources: Our system provides key information such as product details, sources, destinations, and sales records, which are recorded data in the system, and technical support. Our system enables unique Environmental, Social, and Corporate Governance (“ESG”) traceability capabilities for renewable resources recycling and monitors and traces different processes of every business unit. Our objective is to collectively enhance corporate, environmental, and social value.

We use our Boolv ShouShou mini-program to collect recycling information, including order sources, categories of waste, and quantity of waste. Recycling personnel will upload the collected information via the Boolv Collect mobile application. The recycling station, transit yard, and sorting center personnel use our Boolv Sorting Center mobile application to register order sources, categories, quantities, inventory management, and sales. We then use our Boolv Sorting Center application to allocate and sell renewable resources to the dismantling enterprises. The data collected from the above four processes forms a full lifecycle of waste household appliance products from the user to the dismantling enterprises.

The Ministry of Commerce of the People’s Republic of China invited us to share and promote this traceability system to other local governments, and we were invited by companies in the same industry to share our system.

●	Empower Business Partners and Create a Diverse Ecosystem: Given our industry knowledge and expertise as well as our business expansion and empowerment capabilities, we cooperate with numerous industry partners in the upstream supplier and downstream customer aspects of the renewable resources recycling industry. These partners are well established in China’s renewable resources recycling industry in logistics, environmental protection equipment, and dismantling and disposal.

Our Growth Strategies

Our strategies aim to further grow our business as well as increase our penetration in the renewable resources recycling industry in China and globally. To accomplish this, we plan to leverage the strengths and capabilities of our renewable resources recycling platform to achieve organic growth and to search for new opportunities to expand our renewable resources recycling categories and integrate additional business segments:

●	Innovation Driven Growth Strategies: By improving our current applications and developing more widely applicable digital tools, we plan to strengthen our technology innovation and research and development capabilities, increase investments in digital technology, and emphasize our research on data analysis, traceability management, Internet of Things (IoT) and location-based services (LBS), unique product identifiers, and digital supply chain technologies required by our industry. We aim to grow our user base and promote innovation and enhance capabilities of our technology system and recycling ecosystem.

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●	Online and Offline Customer Growth: We intend to expand our range of customer services through both online and offline growth approaches. By establishing a larger network of third-party physical locations that integrate with our online systems, we aim to cover more cities and connect with more upstream supply channels, such as towns and communities for sourcing renewable resources. We believe this approach will ultimately expand our downstream distribution channels as well. In the next three years, we plan to add approximately 3,000 traditional offline recycling stations and to expand to cover over 6,000 offline recycling stations.

●	Expand Recycling Categories and Integrate Business Chain: Increasing revenue and enhancing margin are our top business development priorities. We plan to continue expanding the scope of our recycling services to cover a wider range of renewable resources categories. These categories include not only waste metallic resources and waste household appliances, but also waste paper, plastic, and lithium-ion batteries. By establishing or acquiring a dismantling business, we can extend our business chain from “collection – classification - resale” to include environmentally-sound dismantling. This extension would enable us to increase our gross profit margin, improve profitability and strengthen our value proposition in the industry. For example, our recent investment in Hubei Jinke has expanded our business scope, including waste household appliance dismantling and hazardous waste disposal. We plan to increase the proportion of downstream disposal and dismantling segments in the Company’s total revenue and profit, overall extending the Company’s value chain.

●	Strengthen Business Collaborations: We believe that connecting with a wider network of business partners is a key driver of our future growth. We plan to collaborate with major manufacturing enterprises to diversify our B2B sourcing network. Furthermore, we aim to establish partnerships with various third-party systems, including property management, appliance repair, home cleaning, and charitable foundations, leveraging their “at-home service” capabilities to expand our sourcing network and user base.

●	Support ESG Sustainable Growth: ESG principals have become a crucial concept for enterprises globally, and China has implemented policies requiring annual ESG accountability reports from companies nationwide. By supporting compliance and consistency with ESG principles in our business model, we believe we will attract more customers and business collaboration to support our ultimate mission of zero waste product solutions.

●	Participation in Carbon Trading: In 2021, China launched the world’s largest carbon emissions trading system, which will play a fundamental role in reducing carbon emissions. We plan to capitalize on the data and information we collect via our system to accumulate carbon quotas for future profit growth by participating in international/domestic carbon markets. On September 11, 2023, we have obtained a Product Carbon Footprint Certification/PCF Certification of Registration in the PRC from Auburn Inspection & Certification Group Co., Ltd.

Our Corporate History and Structure

We are a Cayman Islands holding company and primarily conduct our operations in China through ABGreen Shenzhen, a limited liability company formed in the PRC in 2016. In connection with this offering, we underwent a series of restructuring of our corporate structure, which primarily included:

●	On July 21, 2022, CZTI Shenzhen acquired the 75% equity interests in ABGreen Shenzhen.

●	On July 13, 2023, we incorporated CZTI, our holding company, as an exempted company with limited liability under the laws of the Cayman Islands.

●	On August 9, 2023, we incorporated CZTI HK in Hong Kong as a wholly owned subsidiary of CZTI.

●	On August 30, 2023, we incorporated CZTI WFOE, our onshore holding company, as a wholly owned subsidiary of CZTI HK.

●	On September 25, 2023, CZTI WFOE acquired the entire equity interests in CZTI Shenzhen.

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Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention of establishing any VIEs in the PRC in the future. As of the date of this prospectus, substantially all our business is conducted by ABGreen Shenzhen and its subsidiaries.

Our principal executive office is located at Room 610, Block A, Bairuida Building, Banxuegang Avenue, Wanke City Community, Bantian Street, Longgang District, Shenzhen, China, 518100. Our telephone number at this address is +86 0755-23485305. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering based on [  ] ADSs being offered:

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Summary of Risk Factors

Investing in our ADSs involves a high degree of risk. Our business is subject to multiple risks and uncertainties, as more thoroughly described in “Risk Factors” beginning on page 16 of this prospectus and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to our Business and Industry

●	We face challenges and potential setbacks due to the rapidly evolving renewable resources recycling industry in China, including limited systems, absence of standards, and regulatory uncertainties, which may hinder the anticipated success and acceptance of our business model.

●	We risk impeding development and growth if we cannot meet talent recruitment needs for technological development, expanding recycling categories, including downstream businesses, and business expansion.

●	We risk misalignment between technological development and business plans, potentially hindering our current growth and strategies if enhanced compatibility and functionality in digital systems, IT capabilities, traceability management, and financial inventory systems are not achieved.

●	We face market risks in implementing our business strategy, including renewable resources recycling category expansion and downstream operations expansion. If we are unable to carefully evaluate our investment, market risks, and optimization of production and operational management while expanding, our business, financial condition and results of operations may be materially and adversely affected.

●	The potential deterioration of our relationships with business partners in the renewable resources recycling value chain poses a risk of adverse effects on our business prospects and operations.

●	We have negative net cash flows from operating activities, which may continue in the future.

●	The differences between our merchandise costs and sales of renewable resources and the fees we charge related to services on our online system may fluctuate or decline in the future. Any material decrease in such price differences or fees would harm our business, financial condition and results of operations.

●	Our expansion into new renewable resources recycling categories and the offering of new services may expose us to new challenges and more risks.

●	Any failure to obtain or renew certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the PRC

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

●	Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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●	The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene or influence their operations, including that of our PRC subsidiaries and our Hong Kong subsidiary, at any time, which could result in a material adverse change in our business and operations, prospects, financial condition, and results of operations, and the value of our securities. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, and a variety of laws and other obligations regarding data protection to which we are subject, could adversely impact our business and our offering.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject us to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	We may rely on dividends and other distributions on equity paid by the Operating Entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the PRC subsidiaries by the PRC government to transfer cash or assets.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

Risks Related to the ADSs and this Offering

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.

●	There has been no public market for the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

●	We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance. If such volatility were to occur to us it may prove difficult for prospective investors to assess the rapidly changing value of our ADSs.

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Cash Transfers and Dividend Distributions

As of the date of this prospectus, our Cayman Islands holding company has not declared or paid dividends, made distributions, or transferred assets to its subsidiaries or to investors in the past, nor have any dividends, distributions or asset transfers been made by any subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. U.S. investors will not be subject to Cayman Islands taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. Our Cayman Islands holding company may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders and dividends paid by us may be subject to PRC withholding tax. See “Taxation — United States federal income tax considerations — Dividends and Other Distributions on the ADSs or Ordinary Shares.” We do not have any current plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future after this offering. See “Risk Factors — Risks related to the ADSs and this Offering — We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment” beginning on page 45 of this prospectus.

Subject to certain contractual, legal, and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to our subsidiaries through loans and/or capital contributions, and our subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiary in Hong Kong. There are limitations on the ability to transfer cash between the Cayman Islands holding company and the PRC subsidiaries. Cash transfers from the Cayman Islands holding company to the PRC subsidiaries are subject to the applicable PRC laws and regulations on loans and direct investment. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to the PRC subsidiaries may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect our liquidity and business” beginning on page 35 of this prospectus. If any of the PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Cash transfers from the PRC subsidiaries to the Cayman Islands holding company are subject to the current PRC regulations, which permit the PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Cash transfers from the Cayman Islands holding company to the investors is subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. Additionally, to the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the Operating Entities by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by the Operating Entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the PRC subsidiaries by the PRC government to transfer cash or assets” beginning on page 34 of this prospectus. See also “Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment” beginning on page 36 of this prospectus. As of the date of this prospectus, there has been no cash flow between our Cayman Islands holding company and any of our subsidiaries.

As of the date of this prospectus, we have not maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

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Recent PRC Regulatory Developments

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure (“VIE”), adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Measures for Cybersecurity Review

On December 28, 2021, the CAC, and several other regulatory authorities in China jointly promulgated the Measures for Cybersecurity Review, which came into effect on February 15, 2022. Pursuant to the Measures for Cybersecurity Review, (i) where the relevant activity affects or may affect national security, a “critical information infrastructure operator,” or a CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As advised by our PRC legal counsel, Zhong Lun Law Firm, as of the date of this prospectus, we are not required to declare a cybersecurity review with the CAC, according to the Measures for Cybersecurity Review, since we are not an online platform operator carrying out data processing activities that affect or may affect national security, and currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review. As of the date of this prospectus, we have not received any notice from any authorities identifying us as CIIOs or requiring us to undergo a cybersecurity review or network data security review by the CAC.

CSRC Filing Required for the Listing of Our ADSs

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, together with the Trial Measures, the Overseas Listing Filing Rules. Under the Overseas Listing Filing Rules, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (ii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the “Confidentiality Provisions”, which came into effect on March 31, 2023, with the Trial Measures. The Confidentiality Provisions require that, among other things, (i) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. For more details of the Overseas Listing Filing Rules and the Confidentiality Provisions, please refer to “Regulations — Regulations Relating to Overseas Listing.”

According to the Overseas Listing Filing Rules, we are required to submit the filing application to the CSRC within three business days after our submission of application for any overseas initial public offering and listing and complete the filing procedure before our overseas initial public offering and listing. We have submitted a filing with the CSRC with respect to our overseas initial public offering and listing. As of the date of this prospectus, we have not completed the filing procedures with the CSRC. As the Overseas Listing Filing Rules and the Confidentiality Provisions were newly published and there exists uncertainty with respect to the filing requirements and its implementation, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure of fully complying with the Overseas Listing Filing Rules may completely hinder our ability to offer and list our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in China — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.”

Additionally, our PRC subsidiaries are required to obtain business licenses from competent PRC authorities to operate our business. See “Risk Factors — Risks Related to Our Business and Industry — Any failure to obtain or renew certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.” beginning on page 24 and see also “Regulations” beginning on page 103 of this prospectus.

As of the date of this prospectus, (1) we and our PRC subsidiaries have received from PRC authorities the requisite operation licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied, and (2) we have not received any formal notice, warning, sanction, or objection from the CSRC with respect to the listing of our ADSs.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC, CAC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CAC, or other PRC governmental approvals for this offering. If we (i) do not receive or maintain our requisite permissions or approvals, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our ability to offer or continue to offer our ADSs to investors could be significantly limited or completed hindered, which could cause the value of our ADSs to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our ADSs.

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Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, and was amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). Our auditor, Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021, determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors — Risks Related to Our ADSs and This Offering — Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless” beginning on page 41 of this prospectus.

Corporate Information

Our principal executive offices are located at Room 610, Block A, Bairuida Building, Banxuegang Avenue, Wanke City Community, Bantian Street, Longgang District, Shenzhen, China, 518100, and our telephone number is +86 0755-23485305. Our website is https://www.boolv.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is [  ].

Implications of Being an Emerging Growth Company

As a company with less than US $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For as long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. As an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

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●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ADSs that are held by non-affiliates exceeds US $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Commonly Used Defined Terms

● “ABGreen AnKang” refers to Ankang ABGreen Environmental Protection Technology Co. Ltd., a limited liability company established under the laws of China, in which ABGreen Shenzhen owns a 51% equity interest;

● “ABGreen Beijing” refers to Beijing ABGreen Environmental Technology Co., Ltd., a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 51% equity interest;

● “ABGreen Fuyang” refers to ABGreen (Fuyang) Environmental Protection Technology Co., Ltd., a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 51% equity interest;

● “ABGreen Shenzhen” refers to Shenzhen ABGreen Environmental Protection Technology Co., Ltd., a company established in the PRC with limited liability, in which CZTI Shenzhen owns a 75% equity interest;

● “ABGreen Shenzhen RSC” refers to Shenzhen ABGreen Reverse Supply Chain Co., Ltd., a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 51% equity interest;

● “ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs;

● “ADSs” refers to the American depositary shares, each representing [ ] Class A ordinary shares;

● “CAGR” refers to Compound Annual Growth Rate;

● “China” or the “PRC” for the purposes of this prospectus only herein refers to the People’s Republic of

China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

● “Class A ordinary shares” refer to the Class A ordinary shares of CZTI, par value US$0.00001 per share;

● “Class B ordinary shares” refer to the Class B ordinary shares of CZTI, par value US$0.00001 per share;

● “CZTI” refers to Carbon Zero Technologies International Inc., a Cayman Islands company, and “we”, “us”, “our”, “the Company” refer to CZTI, its 100% owned direct subsidiary, Carbon Zero Technologies (Hong Kong) Limited, Beijing Bgreen Technology Development Co., Ltd, Shenzhen Green Blue Environmental Protection Technology Co., Ltd., Shenzhen Carbon Zero Technology Co., Ltd and its Operating Entities;

● “CZTI HK” refers to Carbon Zero Technologies (Hong Kong) Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of CZTI;

● “CZTI Shenzhen” refers to Shenzhen Carbon Zero Technology Co. Ltd, a company established in the PRC with limited liability, which is a wholly owned subsidiary of CZTI WFOE;

● “CZTI WFOE” or “WFOE” refers to Beijing Bgreen Technology Development Co. Ltd, a company established in the PRC with limited liability, which is a wholly owned subsidiary of CZTI HK;

● “Hubei Jinke” refers to Hubei Jinke Environmental Protection Technology Co., Ltd., a joint-stock company established in the PRC with limited liability, in which ABGreen Shenzhen owns an 8.5% equity interest;

● “Jinyou Metal” refers to Henan Jinyou Metal Technology Co. Ltd., a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 51% equity interest;

● “Operating Entities” refers to ABGreen Shenzhen and its subsidiaries, which control all of our business operational activities;

● “PRC subsidiaries” refers to CZTI WFOE and its subsidiaries, including the Operating Entities;

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● “Renewable resources recycling” refers to the process of collecting, sorting, processing, and reusing renewable materials generated in the process of social production and consumption, the three major categories of which are metallic resources, non-metallic resources, and waste electrical and electronic equipment;

● “RMB” or “Renminbi” refers to the legal currency of China;

● “Shandong Jinyou” refers to Shandong Jinyou Metal Technology Co. Ltd., a company established in the PRC with limited liability, in which Jinyou Metal owns a 60% equity interest;

● “Shenzhen Green Blue” refers to Shenzhen Green Blue Environmental Protection Technology Co., Ltd., a company established in the PRC with limited liability, which is a wholly owned subsidiary of CZTI Shenzhen. Currently, Shenzhen Green Blue has not engaged in any business activity;

● “Shandong ABGreen” refers to Shandong ABGreen Environmental Protection Technology Co. Ltd, a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 50% equity interest;

● “U.S. dollars”, “dollars”, “USD” or “$” refers to the legal currency of the United States;

● “Waste electrical and electronic equipment” refers to waste household appliances and waste consumer electronics;

● “Waste household appliances” refers to waste air conditioners, waste refrigerators, waste washing/drying machines, waste desktop computers, waste televisions, and various waste small household appliances;

● “Waste metallic resources” refers to iron and steel scrap (waste ferrous metals) and waste non-ferrous metals; and

● “Zhoukou Senbo” refers to Zhoukou Senbo Environmental Protection Technology Co., Ltd., a company established in the PRC with limited liability, in which ABGreen Shenzhen owns a 53% equity interest.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB 6.8972 to US $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022, and RMB 7.2513 to US $1.00 the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all.

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The Offering

Offering price	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per ADS.

ADSs offered by us	A minimum of $[ ] of ADSs and a maximum of $[ ] of ADSs. Minimum offering: [ ] ADSs representing [ ] Class A ordinary shares. Maximum offering: [ ] ADSs representing [ ] Class A ordinary shares.

Best efforts

The underwriter is selling our ADSs on a “best efforts” basis. Accordingly, the underwriter has no obligation or commitment to purchase any ADSs. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered.

We do not intend to close this offering unless we sell at least [_] of ADSs, the minimum number of ADSs, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the NASDAQ Global Market. We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

ADSs outstanding immediately after this offering	Minimum offering: [ ] ADSs

Maximum offering: [ ] ADSs

Ordinary shares issued and outstanding immediately after this offering	Minimum offering: [ ] ordinary shares, comprising [ ] Class A ordinary shares and [ ] Class B ordinary shares

Maximum offering: [ ] ordinary shares, comprising [ ] Class A ordinary shares and [ ] Class B ordinary shares

The ADSs

Each ADS represents [   ] Class A ordinary shares, par value US $0.00001 per share. The depositary will hold the ordinary shares underlying the ADSs through its custodian. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender the ADSs to the depositary for cancellation to receive Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of Proceeds	We anticipate using the net proceeds of this offering primarily for the purposes of expanding our recycling operations in categories beyond household appliances, ferrous metals, lithium batteries, electronic devices, and automobiles, aiming to increase market share and expanding the range of recycling services, expanding downstream operations, utilizing for mergers and acquisitions involving downstream companies engaged in household appliance dismantling, plastic granulation, lithium battery recycling and dismantling, among other related companies, enhancing our research and development systems, increasing employees’ compensation and benefit packages, recruiting high-level talent, and investing in vocational training and for general working capital purposes. See “Use of Proceeds” for more information

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Underwriter Purchase Option	The registration statement of which this prospectus is a part also registers an underwriter purchase option (the “UPO”) to purchase up to [ ] ADSs (5% of the ADSs sold in this offering) to the Representative of the underwriters, as a portion of the underwriting compensation payable in connection with this offering and the ADSs issuable upon exercise of the UPO. The UPO will be exercisable at any time, and from time to time, in whole or in part, during the four-and-a-half-year period commencing six (6) months following the effective date of the registration statement of which this prospectus is a part at an exercise price of 110% of the public offering price of the ADSs. Please see “Underwriting — Underwriter Purchase Option” for a description of the UPO.

Lock-up	We have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any of our securities, including our ADSs and Class A ordinary shares, for a period ending [three months] after the commencement of sales of the offering. Furthermore, each of our directors, executive officers and shareholders of our ordinary shares issued and outstanding immediately prior to the consummation of this offering has also entered into a similar lock-up agreement for a period of [six months] from the date of this prospectus, subject to certain exceptions, with respect to our securities, including our ADSs and Class A ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Controlled Company	Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Risk Factors — Risks Related to the ADSs and this Offering”

Listing	We intend to apply to have our ADSs listed on the Nasdaq Global Market under the symbol “[ ].” This offering is contingent on the listing of our ADSs on the Nasdaq Global Market. At this time, Nasdaq has not yet approved our application to list our ADSs. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering may not be completed.

Proposed Nasdaq symbol	“[ ]”

Depositary	[ ]

Offering period

The ADSs are being offered for a period of 90 days commencing from the effective date of the registration statement of which this prospectus is a part (and for a period of up to 90 additional days if extended by agreement between us and the underwriter). If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without any charge, interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) [ ], 2024 (90 days from the effective date of the registration statement of which this prospectus is a part (and for a period of up to 90 additional days if extended by agreement by us and the underwriter). If we complete this offering, net proceeds will be delivered to us on each closing date (such closing date being the above mutually acceptable date, provided the minimum offering has been sold). We will not complete this offering unless our application to list on the Nasdaq Global Market is approved.

Escrow account	The proceeds from the sale of the ADSs in this offering will be payable to “[ ]” and will be deposited in a separate non-interest bearing bank account (limited to funds received on our behalf) until the minimum offering amount is raised. No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in escrow pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. We have appointed [ ], an independent third party, as our escrow agent, or the “Escrow Agent”. See “Underwriting.”

Payment and settlement	The underwriters expect to deliver ADSs against payment on [ ], 2024, through the facilities of [ ]

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares to be outstanding after this offering is based on (i) 125,000,610 Class A ordinary shares and (ii) 34,000,000 Class B ordinary shares outstanding as of the date of this prospectus.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the years ended December 31, 2021 and 2022, summary consolidated balance sheets data as of December 31, 2021 and 2022 and summary consolidated cash flows data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations and for the six months ended June 30, 2022 and 2023, summary consolidated balance sheets data as of June 30, 2023 and summary consolidated cash flows data for the six months ended June 30, 2022 and 2023 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our combined and consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations data for the periods indicated:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Product revenues	1,030,436	2,864,069	415,251	926,901	2,178,060	300,368
Product revenues- related party	106,871	81,385	11,800	81,385	-	-
Net service revenues	9,778	29,271	4,244	16,140	5,827	804
Net service revenues- related party	-	3,509	509	255	-	-
Total revenues	1,147,085	2,978,234	431,804	1,024,681	2,183,887	301,172
Operating expenses:
Merchandise costs	1,119,145	2,788,440	404,286	959,344	2,079,793	286,817
Fulfillment expenses	7,364	138,926	20,142	37,738	106,596	14,700
Selling expenses	1,883	9,598	1,392	5,518	1,790	247
General and administrative expenses	8,518	13,822	2,004	7,444	11,052	1,524
Research and development expense	2,668	4,556	661	3,842	1,420	196
Provision for doubtful accounts	15	288	42	-	-	-
Total operating expenses	1,139,593	2,955,630	428,527	1,013,886	2,200,651	303,484
Income (loss) from operations	7,492	22,604	3,277	10,795	(16,764)	(2,312)

Interest expenses	(889)	(2,034)	(295)	(783)	(210)	(29)
Interest incomes	130	871	126	66	1,067	147
Share of losses in equity method investments	(10)	(1)	-	-	-	-
Loss from disposal of subsidiaries	-	(69)	(10)	-	-	-
Other income, net	2,192	960	139	919	388	54
Total other income (loss), net	1,423	(273)	(40)	202	1,245	172
Income (loss) before income taxes	8,915	22,331	3,237	10,997	(15,519)	(2,140)
Provision for income taxes	3,052	9,430	1,367	5,405	3,935	543
Net income (loss)	5,863	12,901	1,870	5,592	(19,454)	(2,683)

The following table presents our summary consolidated statements of balance sheet data as of December 31, 2021 and 2022 and June 30, 2023:

	As of December 31,			As of June 30,
	2021	2022		2023
	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash	11,138	42,287	6,131	23,338	3,218
Restricted cash	32,180	30,237	4,384	217	30
Total current assets	173,838	523,752	75,936	472,449	65,151
Total non-current assets	4,759	19,042	2,760	20,371	2,809
Total assets	178,597	542,794	78,696	492,820	67,960

Total current liabilities	182,233	440,429	63,856	403,114	55,590
Total non-current liabilities	495	93,288	13,526	100,083	13,802
Total liabilities	182,728	533,717	77,382	503,197	69,392
Total equity (deficit)	(4,131)	9,077	1,314	(10,377)	(1,432)
Total liabilities and equity (deficit)	178,597	542,794	78,696	492,820	67,960

The following table presents our summary consolidated statements of cash flow data for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2021	2022		2022	2023
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	34,075	(80,325)	(11,646)	(54,920)	(35,239)	(4,858)
Net cash used in investing activities	(3,150)	(15,300)	(2,219)	(14,029)	(10,486)	(1,446)
Net cash provided by (used in) financing activities	8,321	124,831	18,099	35,591	(3,244)	(450)

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RISK FACTORS

An investment in our ADSs involves a high degree of risk. Before deciding whether to invest in our ADSs, you should consider carefully the risks described below, together with all the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ADSs if you can bear the risk of loss of your entire investment. Certain statements in “Risk Factors” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business and Industry

We face challenges and potential setbacks due to the rapidly evolving renewable resources recycling industry in China, including limited systems, absence of standards, and regulatory uncertainties, which may hinder the anticipated success and acceptance of our business model.

We face risks in our industry as it undergoes rapid transformation, with potential challenges in achieving the anticipated success and widespread adoption of our business model. The renewable resources recycling sector in China is still in its early stage and experiencing significant evolution, posing limitations in the availability of established systems, widespread recognition, and acceptance for conducting transactions and providing services. Furthermore, the absence of industry-wide pricing standards and regulatory frameworks adds to the uncertainties we encounter. Since the commencement of our business operations in 2016, we have also been trying different business strategies to explore the most effective business model for our operations. We believe that our business model is novel, and we have a limited operating history on which investors can evaluate our business and prospects. There is no guarantee that our business model will be successful or achieve wide acceptance as quickly, or in a magnitude, as we anticipate. As there are few comparable companies and established players in the market, we have to explore different business practices, formulate pricing strategies, set up procedures and standards, and learn from our own experience. Given that we have a limited history operating our O2O systems, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behavior, especially as we continue to attempt to broaden our customer base, expand the scope of our recycling services to cover a wider range of renewable resources categories, and expand our business scope to include downstream disposal and dismantling segments. A potential investor in our ADSs should carefully consider the risks and difficulties frequently encountered by companies in an early stage of development, as well as the risks we face due to our participation in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully overcome the risks associated with this business model.

We risk impeding development and growth if we cannot meet talent recruitment needs for technological development, expanding recycling categories, including downstream businesses, and business expansion.

We risk impeding our development and growth if we fail to meet the talent recruitment needs resulting from the further development of our online systems technology, expanding our renewable resources recycling categories, expanding our business scope to include downstream disposal and dismantling segments, and general business expansion. The comprehensive skill requirements for our employees impose new recruitment demands on our management and business teams. Inability to fulfill these requirements may impede our progress, despite talent reserve and development plans through internal training and external recruitment.

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We risk misalignment between technological development and business plans, potentially hindering our current growth and strategies if enhanced compatibility and functionality in digital systems, IT capabilities, traceability management, and financial inventory systems are not achieved.

We face the risk of misalignment between our technological development and the Company’s business plans. To support our current growth and business strategies, we require enhanced compatibility and functionality in our digital systems, IT capabilities, traceability management technology, and inventory management systems. If we are unable to address this risk through internal technical training, system upgrades, network system investments, and the recruitment of skilled technology professionals, our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to remain competitive is contingent upon continuously enhancing our technologies and systems to keep up with evolving market demands, technological advancements, and industry standards, failure of which may have adverse effects on our business.

To improve our competitiveness, it is crucial for us to continually enhance and improve the functionality, responsiveness, and features of our mobile apps, websites, software, and business operation systems. The rapidly evolving nature of the industry in which we operate, coupled with changing customer preferences and emerging technologies, poses the risk of rendering our existing technologies and systems obsolete. Our ability to identify, develop, acquire, or license innovative technologies relevant to our business and effectively respond to technological advancements and industry standards in a timely and cost-effective manner will significantly impact our success. However, the development and implementation of new technologies involve inherent technical and business risks, and there is no guarantee that we will successfully develop or utilize new technologies, recover associated costs, or adapt our systems to meet evolving customer needs and industry standards. Failure to develop technologies or adapt to market conditions could have a material and adverse effect on our business, financial condition, and results of operations.

We face risks in securing necessary funds for operations and expansion due to limited financing channels as a non-public company, which may hinder our ability to support future growth and business plans.

As a non-public company, we encounter risks due to limited financing channels compared to publicly traded entities, which may hinder our ability to secure necessary funds for operations and expansion. While pursuing an IPO fundraising plan, we will also explore alternative financing methods such as debt financing to address our working capital needs. It is crucial to recognize that a funding crisis could adversely affect our business plans and hinder our future development.

We face market risks in implementing our business strategy, including renewable resources recycling category expansion and downstream operations expansion. If we are unable to carefully evaluate our investment, market risks, and optimization of production and operational management while expanding, our business, financial condition and results of operations may be materially and adversely affected.

In implementing our business strategy involving an O2O system, which also includes renewable resources recycling category expansion and the expansion into downstream dismantling and disposal operations of recycled materials, we face the inherent market risks of venturing into new market domains during industry expansion as we engage in diverse sectors.

While expanding, if we are unable to maintain our existing customer base and attract new customers, we risk adverse impacts on our business, financial condition, and operational results. The success of our expansion efforts, including online and offline channels and collaborations with third-party partners, is not guaranteed. Factors such as the early stage of development in the renewable resources recycling industry, consumer preferences, and competition from rival systems, present challenges in effectively growing and retaining our customer base. Lower transaction volumes could negatively affect our reputation and hinder customer attraction and retention. Failure to sustain and increase positive awareness of our system and services further heightens the risk, potentially impacting our business, growth prospects, and financial condition.

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If we are unable to attract and engage consumers, third-party merchants, and other participants in the renewable resources recycling value chain, while delivering a superior experience, we risk adverse impacts on our business, financial condition, operational results, and reputation.

Our business and reputation may face adverse impact if we are unable to attract and engage consumers, third-party merchants, and other participants in the waste household appliance, waste metallic resources, and other renewable resources recycling value chain, while delivering a superior experience to them. The success of our business relies on various factors, including timely expansion into new recycling categories and value-added services, maintaining reliability in our inspection, grading, and pricing processes, delivering quality products that meet expectations, effective management of online systems, offering competitive prices via our offline systems, fostering partnerships, continuous innovation and enhancement of our system, improving operational efficiency, customer experience, and offline networks, and leveraging technology and data for service improvement. As our business evolves, we cannot guarantee uninterrupted provision of a superior experience, and failure to do so may have material and adverse effects on our financial condition, business, and operational result.

The renewable resources recycling industry in China is still in its early stages, and consumer preferences may hinder their willingness to trade-in, recycle, or purchase waste household appliances, waste metallic resources, and other renewable resources. Competition from rival systems offering more appealing services and prices could lead to customer attrition and hinder customer base growth. Additionally, negative public perception, even if based on isolated incidents or inaccurate information, regarding the authenticity or quality of used electronics sold on our system could damage our reputation and impede customer attraction and retention. Maintaining and enhancing positive awareness of our system and services is vital for sustaining and expanding the customer base. Failure to achieve this could have material and adverse impacts on our business, growth prospects, operational results, and financial condition.

The potential deterioration of our relationships with business partners in the renewable resources recycling value chain poses a risk of adverse effects on our business prospects and operations.

We rely on our business partners in the renewable resources recycling value chain, such as household appliance and consumer electronics sales businesses like Suning and JD Group, registered sales personnel, recycling personnel, recycling stations, transit yards, sorting centers, and customers such as downstream dismantling and disposal businesses and industrial companies to expand our customer base and increase the supply of renewable resources. These partnerships have been beneficial to our business, and we anticipate continued reliance on them in the foreseeable future. However, failure to maintain cooperative relationships with any of these partners could make it challenging to find suitable alternatives, divert management attention, and adversely impact our daily operations. While we have also engaged in direct sales and other distribution channels from our online system, we cannot guarantee the future maintenance of relationships with our major business partners. There is a possibility that we may not be able to successfully extend or renew our existing collaboration arrangements on reasonable terms or at all, leading to expiration or early termination. Additionally, inadvertent breaches of provisions by us, our employees, or our partners may result in liabilities under these agreements, and unforeseen disputes could arise. Failure to resolve disputes may hinder our ability to continue cooperation. As a result, our system’s transaction volume, operational results, and financial condition could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

While our business has demonstrated consistent growth in recent years, there are inherent risks associated with our expansion plans. Although we anticipate continued revenue increase and aim to broaden our scope beyond waste household appliance and waste metallic resource categories, as well as improve our downstream product service lines, there is no guarantee that we will effectively manage our growth or successfully implement new technologies, systems, procedures, and control measures. Moreover, the outcomes of our new business initiatives cannot be assured. If we encounter challenges in managing our growth or executing our strategies proficiently, our expansion efforts may not yield the desired results, potentially having a material and adverse impact on our business and prospects. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

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The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending in China. Several factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

●	general economic and industry conditions;

●	disposable income of consumers;

●	discounts, promotions and merchandise offered by our competitors;

●	negative reports and publicity about the waste or pre-owned household appliances and metallic resources transactions and services industry;

●	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;

●	unemployment levels;

●	minimum wages and debt levels of consumers;

●	access to consumption loans by consumers;

●	consumer confidence in future economic conditions;

●	fluctuations in the financial markets; and

●	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cutbacks may result in reduced demand for renewable resources. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for renewable resources could have a material adverse effect on our business, financial condition and results of operations. For example, the COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar stores, including offline used household appliance stores. The COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains, and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, war in the Ukraine and the potential for war elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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In addition, many of the factors identified above also affect commodity rates, transportation costs, interest rates, costs of labor, insurance and healthcare, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

We have negative net cash flows from operating activities, which may continue in the future.

We have experienced negative net cash flows from operating activities in 2022. This trend of net losses and negative net cash flows raises concerns about our financial performance. Moving forward, there may be risk of incurring substantial losses and negative net cash flows from our operations due to factors such as declining demand for renewable resources, slower-than-expected growth, increasing competition, deteriorate of our business partnerships, changes of policies and other risks discussed in detail. These circumstances may lead to unforeseen expenses, challenges in generating revenue, and delays in achieving positive net cash flows. Moreover, reducing costs and expenses in proportion to declining revenue may be difficult, given the presence of fixed expenses, and limiting costs could hinder our ability to attract customers and third-party merchants, impacting revenue growth.

The differences between our merchandise costs and sales of renewable resources and the fees we charge related to services on our online system may fluctuate or decline in the future. Any material decrease in such price differences or fees would harm our business, financial condition and results of operations.

Our income generation is primarily derived from the differences between the merchandise costs and sales of renewable resources, primarily waste household appliances and waste metallic resources, as well as fees and commissions charged for transactions and services provided on our online system. The maintenance and growth of our revenues are contingent upon several key factors, including our ability to deliver superior services, attract consumers, third-party merchants, and participants in the renewable resources recycling value chain.

Maximizing the price differences between acquisition and sale, expanding our sources of supply for renewable resources, reaching end-consumers effectively, and navigating fluctuations in macroeconomic changes are also critical to maintaining revenue growth. Failure to address these risks and uncertainties adequately and promptly would have a material and adverse impact on our business and operational results.

The risk of mishandling personal information, lack of confidence in privacy and security, and potential data breaches could deter users, harm our reputation, result in legal and regulatory risks, and adversely impact our business operations.

The potential concerns regarding mishandling personal and sensitive information stored in our online systems, as well as the overall lack of confidence in privacy and security associated with apps and software programs, pose a risk of deterring current and potential users and third-party merchants from utilizing our services, damaging our reputation, resulting in customer loss, and adversely impacting our operating results. Furthermore, our collection, storage, and use of personal information for improved services entail obligations to comply with data protection laws, regulations, and privacy policies. Any failure or perceived failure to comply may lead to customer complaints, inquiries, legal actions, negative publicity, reputational damage, loss of users, customers, or third-party merchants, and adverse effects on our business. Despite our efforts to limit third-party access and invest in security measures, any system failure or security compromise leading to unauthorized access or data breaches may hinder product acquisition and sales, harm our reputation and brand, and negatively affect our business. Although we take precautions, the potential hacking and misuse of data by third parties remains a significant risk, exposing us to legal, regulatory, and business risks.

The PRC regulatory and enforcement regime on data security and data protection is evolving. On May 28, 2020, the National People’s Congress of the PRC enacted the Civil Code of the People’s Republic of China, or PRC Civil Code, which came into effect on January 1, 2021. The PRC Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides a clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Other than the PRC Civil Code, more specific provisions in relation to data privacy and cybersecurity are mainly set out in legislation including the PRC Cyber Security Law (effective from June 1, 2017), the PRC Data Security Law (effective from September 1, 2021), the PRC Personal Information Protection Law (effective from November 1, 2021), etc. The PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information. See “Regulations — Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details.

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Information and data privacy legislation has also been evolving in other jurisdictions. For example, in the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, presents increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, and information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, and we could be subject to additional litigation and regulatory risks.

Our expansion into new renewable resources recycling categories and the offering of new services may expose us to new challenges and more risks.

Unlocking new opportunities through our expansion into diverse recycling categories and innovative services comes with inherent risks and challenges. As we invest heavily in expanding our business to expand renewable resources recycling categories and increasing the downstream service line such as dismantling and disposal, we face the challenge of managing risks associated with limited familiarity and relevant customer data, potentially affecting our ability to anticipate demand and control quality. Additionally, potential product liability claims and intensified competition in these new categories may require aggressive pricing and increased investments, impacting our profitability. While we strive to achieve profitability and recoup our investments, effective risk management strategies are crucial to mitigate uncertainties and ensure successful outcomes in these new ventures. We may face more challenges and regulatory risks that we are unprepared for, and we may get into fierce competitions or even intellectual property litigations against competitors which result in negative impact on our business.

Any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We consider the recognition and reputation of our brands, such as ABGreen and Boolv Shoushou, among recycling personnel, consumers, and third-party merchants to be crucial to our business success. Various factors, both within and beyond our control, influence the maintenance and enhancement of our brand, including providing superior experiences to consumers and merchants, maintaining product quality and reliability, offering competitive prices, delivering satisfactory services, supporting third-party merchants, conducting effective marketing and brand promotion, and managing negative publicity.

We face the risk that third-party merchants may struggle to meet our requirements or provide reliable information, potentially exposing us to legal liabilities and undermining customer trust in our system, damaging our reputation. Negative news or media coverage, regardless of its validity, has the potential to harm our reputation and erode customer trust. Failure to effectively address misinformation or negative information could have significant adverse effects on our business, financial condition, and operations.

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Misconduct or illegal actions of our third-party merchants or other business partners in the renewable resources recycling value chain could materially and adversely affect our reputation, business, financial condition, and results of operations.

We work with third parties in the renewable resources recycling value chain, such as third-party merchants doing transactions on our system and third-party recycling stations, transit yards, and sorting centers, and we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to suppliers, consumers or third-party merchants, receive negative press coverage, violate applicable laws or regulations, breach agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we will suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing consumers and third-party merchants with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We may be held liable for information or content displayed on or linked to our system, which may materially and adversely affect our reputation, business, and results of operations.

We may be held liable for inaccurate or incomplete information that is available through or linked to our system. The information we collect and use for the recycling of renewable resources may be inaccurate or incomplete due to errors on the part of our employees or third-party information providers, or frauds. Failure to ensure the accuracy and integrity of such information, regardless of its source, could undermine user and customer trust, result in further administrative penalties, and adversely affect our reputation, business, and results of operations.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, or “copycat” websites or apps that misappropriate our data.

As of the date of this prospectus, we are not aware of any copycat websites or apps that attempt to cause confusion or diversion of traffic from us. We may become a target to such attacks or misappropriations in the future because of our brand recognition in the renewable resources recycling industry in China. We cannot assure you that we will be able to successfully halt the operations of these websites or third parties. Failure to do so could damage our reputation, divert customer traffic or supply of renewable resources from us and thus maternally and negatively affect our business operations, results of operations and financial condition.

We rely on third-party payment service providers to conduct payment processing and services on our online systems. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

We and our users make payments through a variety of methods, including payment on our online systems or through our third-party online payment service partners, such as WeChat Payment and Alipay. These services are critical to our system. We rely on the convenience and ease of use that these service providers provide for our users. If the quality, utility, convenience, or attractiveness of the services of these service providers decline for any reason, the attractiveness of our system could be materially and adversely affected.

Business involving online payment services is exposed to various risks that could adversely affect third-party online payment service providers’ ability to offer payment processing and escrow services, including user dissatisfaction, increased competition, changes in payment system rules, breaches of personal information, service outages or failures to scale, rising costs, and the mismanagement or loss of funds. Additionally, restrictions imposed by commercial banks and challenges in maintaining relationships with payment service providers could further impact on our system and business operation.

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We have limited insurance coverage, which could expose us to costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We depend on our demand forecasts for various kinds of renewable resources to manage our inventory. Demand for our renewable resources, however, can change between the time inventory is ordered and the date by which they are sold. Demand may be affected by seasonality, changes in product cycles and pricing, and changes in consumer spending patterns, among other factors, and consumers and third-party merchants may not order renewable resources in the quantities that we expect.

Our net inventories were approximately RMB 4.8 million (or US$0.7 million) as of December 31, 2022 and RMB 1.4 million (US $0.2 million) as of June 30, 2023. As we expect to include more waste household appliances and other types of renewable resources in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on third-party warehousing systems, such as recycling stations, transit yards, and sorting centers.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and inventory write-downs or write-offs. In addition, we may have to lower sale prices to reduce inventory level, which may lead to lower income from operations. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for certain renewable resources, or if we are unable to obtain enough renewable resources in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Our business, results of operations and reputation could be negatively affected by services provided by third-party cloud service providers.

We use third-party cloud service providers to provide us with cloud services to support our business operations. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of cloud service providers to keep up with the increasing traffic on our online system. If the services provided are unable to meet our demand, or are disrupted, restricted, curtailed or degraded in any way or become unavailable to us, our business may be materially and adversely affected. In addition, we cannot assure you that we will be able to maintain amicable relationships with our cloud service providers. Our cloud service providers could choose to terminate their relationships with us or propose terms that we cannot accept. If we have to engage other cloud service providers and have to migrate our business operation data to new service providers, we cannot guarantee a smooth transition. We may suffer from unexpected incidents in the transition such as data loss, service interruptions, or loss of certain functionalities. As a result, we may have to incur extra expenses to mitigate losses incurred due to these incidents, which could be substantial. Most importantly, we may experience business interruptions due to these unexpected incidents, which would adversely affect our business operations and could also materially and adversely affect our results of operations. Besides, we have no control over the costs of the services provided by cloud service providers. If the prices we pay for those services rise, our results of operations may be materially and adversely affected.

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Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. We rely on the expertise and experience of Mr. Baitong Tang, our chairman and chief executive officer, and other executive officers. If one or more members of our senior management are unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, third-party merchants, suppliers, know-how, key professionals, and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether justified, may affect their ability or willingness to continue to serve our Company or dedicate their full time and efforts to our Company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

Any failure to obtain or renew certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with the relevant PRC laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

Our operations in China are governed by PRC laws and regulations. After consulting with our PRC legal counsel, Zhong Lun Law Firm, as of the date of this prospectus, based on PRC laws and regulations currently in force, we believe that our PRC subsidiaries have received the requisite licenses and permits from the relevant PRC government authorities that are necessary for the businesses currently conducted in China, i.e., the business license of each of our PRC subsidiaries from competent PRC authorities. We and our PRC subsidiaries have not been denied for any permission or approval by any PRC authority with respect to the operation of our business as of the date of this prospectus.

However, there can be no assurance that the relevant PRC governmental authorities would reach the same conclusion as us or would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain additional filings, approvals, license, permits and certificates in the future. If we (i) do not receive or maintain our requisite permissions or approvals, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, these regulatory authorities may impose penalties, including fines, suspension of business and confiscation of illegal gains, or take other actions that could have a material adverse effect on our business, financial condition, results of operations.

Our Operating Entities are subject to risks relating to our leased property.

The leasehold interest of our Operating Entities in the real property used for its workspace and warehouse have not been registered with the relevant PRC government authorities, as required by PRC law, which may expose our Operating Entities to potential fines if they fail to remediate such lapse after receiving notice from the relevant PRC government authorities.

Failure to complete lease registration for a lease agreement typically does not affect the legal effectiveness of such agreement according to PRC law, but relevant real estate administrative authorities may require the parties to the lease agreement to complete lease registration within a prescribed period of time, and the failure to do so may result in fines from RMB 1,000 to RMB 10,000 for each of such lease agreement.

As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of some of our Operating Entities’ leased property without obtaining proper ownership proof. If Operating Entities’ lease agreements are claimed as null and void by third parties who are the real owners of such leased real property, Operating Entities could be required to vacate the property, in such event, Operating Entities could only initiate the claim against the lessors under relevant lease agreements for indemnities for the breach of the relevant leasing agreement, if applicable. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if Operating Entities are unable to relocate its facilities, equipment, offices and employees in a timely manner, Operating Entities’ operations may be interrupted.

Any failure or perceived failure by us to comply with anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested in by certain investors and entered into business cooperation with certain investors. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with relevant anti-monopoly laws and regulations. The PRC Anti-monopoly Law was latest amended on June 24, 2022, and became effective on August 1, 2022. Also, the PRC government authorities have in recent years enacted a series of regulations to strengthen enforcement under the PRC Anti-monopoly Law. See “Regulations — Regulation Relating to Anti-Monopoly” for more details.

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There are also uncertainties with respect to the interpretation of relevant anti-monopoly laws and regulations. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to relevant reporting obligations. Enforcement agencies also have a wide discretion in their enforcement actions. Not only ongoing transactions, but also historical transactions are subject to their enforcement review. We cannot assure you that we will not be subject to any enforcement actions in our future acquisition transactions, nor can we guarantee that our historical acquisition transactions or our shareholders’ investments in our company are in full compliance with relevant anti-monopoly laws and regulations in all respects. If any non-compliance is raised by relevant authorities and determined against us or our counterparties in relevant transactions, we may be subject to fines and other penalties and, in extreme cases, completed historical transactions may have to be rescinded to return to the pre-transaction status, which could have a material and adverse effect on our business, financial condition and results of operations.

Our processing and storage of data exposes us to the risk of cyber-attacks and unauthorized access, which could result in damage to our systems, disclosure of sensitive information, and negative impacts on our business operations, liability, and reputation.

As part of our regular operations, we process and store data, making us and our third-party service providers potential targets for cyber-attacks, computer viruses, and unauthorized access. Breaches in our security measures could result in hardware and software damage, disruptions to our business activities, unauthorized disclosure of sensitive information, and other adverse effects on our operations. Despite our efforts to protect confidential information, evolving techniques used in unauthorized access may pose challenges, and we may be unable to anticipate and prevent such breaches. Any security breach or unauthorized access could lead to data theft, criminal use of information, liability, litigation, and reputational damage. We acknowledge the risks associated with security breaches and unauthorized access, which could harm our relationships with customers and investors and adversely impact our business and operations.

The performance and reliability of our technology system are crucial for our success and any interruptions or security breaches could reduce sales, customer satisfaction, and harm our reputation. We also need to continuously upgrade and improve our technology, but there are risks and uncertainties associated with these upgrades that could impact our business operations and financial performance.

The satisfactory performance, reliability, and availability of our technology system are fundamental to our business success as they directly impact our ability to attract and retain customers and third-party merchants, as well as provide quality customer service. Our Boolv Shoushou, Boolv Collect, and Boolv Sorting Center applications and software serve as the primary channel for collecting recycling information and soliciting sales of renewable resources, and our offline recycling sorting stations rely on our proprietary sorting systems and other technology systems.

Any disruptions in our systems, such as telecommunications failures, computer viruses, hacking attempts, or any actions that harm our systems, can lead to the unavailability or slowdown of our mobile apps and programs. This, in turn, can reduce the volume of products collected and sold and diminish the attractiveness of our product offerings. Our servers are also susceptible to various risks, including computer viruses, physical or electronic break-ins, and other disruptions, which can result in system interruptions, website slowdown or unavailability, transaction processing delays or errors, data loss, or hinder our ability to accept and fulfill customer orders.

Additionally, any malfunctions or inefficiencies in our technology system, including disruptions during system upgrades and challenges in integrating new technologies, could result in operational disruptions, slow response times, compromised data transmission, and have a significant adverse impact on our business, financial condition, and results of operations.

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Our business operations depend on the performance and reliability of China’s internet infrastructure, and any disruptions or limitations in internet access could have adverse effects on our ability to serve customers and generate revenue.

The success and continuity of our business operations rely on the performance, reliability, and availability of China’s internet infrastructure, as well as the accessibility of bandwidth and servers provided by our service providers. We rely on the Internet to match recycling personnel with renewable resources, recycling stations, and various other functions in our online system, and any disruptions, failures, or limitations in internet access could severely impact our ability to operate and serve our customers. Surges in internet traffic or technical issues could result in service disruptions, reduced demand, lower revenues, increased costs, and negatively affect our overall business, financial condition, and results of operations.

User growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Users and third-party merchants can access our services through our mobile apps and WeChat software program. Our future growth and our results of operations could suffer if we experience difficulties in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores or platform programs, or if we face increased costs to distribute or have users or third-party merchants use our mobile apps. We are further dependent on the interoperability of our mobile apps with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for consumers or third-party merchants to access and use our apps and mini-programs on their mobile devices, or if consumers or third-party merchants choose not to access or to use our apps or mini-programs on their mobile devices or to use mobile products that do not offer access to our sites, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Similar to situations of many other countries, it is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot provide any definitive assurance that our operations or any aspects of our business do not or will not infringe upon or otherwise violate the patents, copyrights, or other intellectual property rights held by third parties. Despite our efforts to diligently assess and manage intellectual property risks, we may face legal proceedings and claims in the future relating to the intellectual property rights of others. Furthermore, there may exist third-party intellectual property that is infringed by the products or services offered by us or by third-party merchants on our online and offline systems, or other aspects of our business, including undisclosed patents that our products or business inadvertently infringe upon. It is uncertain whether holders of patents purportedly relevant to some aspect of our technology system or business, if such holders exist, would seek to enforce such patents against us in China, the United States, or other jurisdictions. The application and interpretation of China’s patent laws, as well as the procedures and standards for granting patents, are still evolving and uncertain, and there is no guarantee that PRC courts or regulatory authorities would agree with our analysis of patent infringement. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities, which could result in financial damages, injunctions prohibiting our use of the intellectual property, or the requirement to pay licensing fees or develop alternative solutions. Moreover, defending against third-party infringement claims, regardless of their merits, may require significant expenses and diversion of management’s attention and resources from our core business operations. Successful infringement or licensing claims made against us could have a material disruptive effect on our business and operations by restricting or prohibiting our use of the intellectual property in question. Additionally, our use of open-source software in connection with our products and services exposes us to the risk of claims challenging ownership or alleging noncompliance with open-source license terms. Such claims, if brought against us, could result in legal suits, claiming ownership of software that we believe to be open source or alleging noncompliance with open-source licensing terms. Certain open-source software licenses may require public disclosure of source code and distribution of derivative works on unfavorable terms or at no cost. Compliance with these requirements or payment of damages for breach of contract could be detrimental to our business, financial condition, and operations.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2022, and our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 and 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified are related to (i) our company’s lacks of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the lack of formal internal control policies and independent supervision function to establish formal risk assessment process and internal control framework. While we have taken measures to address this deficiency by hiring additional personnel with appropriate levels of accounting knowledge and experience, and from whom existing team members can learn to enhance their own accounting expertise, there is no assurance that such deficiency has been fully remediated. Failure to correct any deficiencies or identify other weaknesses may result in inaccuracies in our financial statements and impair our ability to comply with financial reporting requirements. Additionally, as a public company, we will be subject to reporting obligations and the Sarbanes-Oxley Act, which may strain our resources and further impact our internal control over financial reporting. Any inadequacy in our internal control environment could lead to material misstatements in our financial statements, increased risk of fraud, regulatory investigations, and potential delisting.

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We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property, and employee benefit. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our focus, if we plan to operate internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Our operations have been and may continue to be affected by the COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. To protect the health and well-being of our employees, we temporarily closed our offices from February 2020 to March 2020 due to the COVID-19 outbreak. As of the date of this prospectus, our Operating Entities have resumed normal operations. Although COVID-19 has been contained in China, COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As the COVID-19 pandemic continues to rapidly evolve and there is great uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could disrupt our operations.

Our business is vulnerable to the adverse effects of epidemics, including but not limited to COVID-19, avian influenza, SARS, H1N1, and Ebola. Such occurrences have the potential to severely disrupt our daily operations, including our fulfillment infrastructure and customer service centers, and may even necessitate temporary closures of our facilities. In recent years, there have been global and local outbreaks of epidemics, with notable examples being the COVID-19 pandemic, during which the Chinese government implemented various measures such as extending holidays, imposing quarantines, restricting travel, and canceling public activities. These measures, coupled with the temporary closure of offices, stores, and manufacturing facilities across China, have had a significant impact on our operations. We have implemented measures in response to the outbreak, including remote working arrangements and providing the government with access to our fulfillment infrastructure for crisis relief efforts. However, these measures may reduce operational capacity and efficiency, negatively affecting product procurement and ultimately impacting our financial results. The extent of the impact of COVID-19 on our operations depends on the unpredictable and uncertain future developments of the outbreak, including global severity and containment efforts. Additionally, our results may be adversely affected if the outbreak negatively impacts the Chinese economy. Furthermore, the COVID-19 pandemic has the potential to amplify other risks outlined in our annual report, such as our indebtedness levels, cash flow generation for debt servicing, and compliance with debt agreement covenants.

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We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting the places where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our technology systems. Our operation could also be severely disrupted if our suppliers, consumers, third-party merchants or business partners were affected by such natural disasters or health epidemics.

Financial distress experienced by business partners and other contract counterparties could have an adverse impact on the Operating Entities.

We are party to numerous contracts of varying durations. Although we attempt to assess the creditworthiness of business partners and other contract counterparties, there is no assurance as to the creditworthiness of any such business partner or contract counterparty. In the future, some of these business partners and contract counterparties may be highly leveraged, may be subject to operating, market and regulatory risks, and may experience severe financial problems that can have a significant impact on their creditworthiness. Any material nonperformance of contractual arrangements by these business partners and contract counterparties or any financially distress experienced by them could adversely impact our business, and, in turn, our results of operations and financial condition.

Increased labor costs, inability to retain suitable employees, or unfavorable labor relations may adversely affect the business, financial condition or results of operations.

We devote significant resources to recruiting and training employees. Our ability to manage and control labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, health and other insurance costs, as well as the impact of legislation or regulations governing wage and employee benefits. Any changes in these external factors could significantly increase labor costs, which would reduce the net income and cash flows of the Operating Entities.

We aim to motivate and retain qualified employees. If the employees are unsatisfied with what we offer, such as remuneration packages or working environment, we may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such an event, we may need to expend additional resources to retain or replace suitable employees.

From time to time, we may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may materially and adversely affect the business of the Operating Entities, and our financial condition or results of operations.

Interruptions or failures that impair access to information technology systems could adversely affect our business.

We rely on information technology systems to process, transmit, and store information in relation to our operations. These information technology systems may be vulnerable to interruption due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hacking and other security issues. Any material interruptions or failures in these information technology systems could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternate systems. The costs and potential problems associated with supporting, maintaining, remediating and upgrading the existing information technology systems, or with implementing new systems, may severely disrupt the business operations of the Operating Entities.

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Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have enlisted the services of China Insights Consultancy Ltd. (“China Insights Consultancy”), an independent third-party industry consultant, to prepare a commissioned industry report on the renewable resources recycling industry in China. The information and data regarding the renewable resources recycling industry in this prospectus have been obtained from China Insights Consultancy’s industry report. The report also includes statistical data that incorporates projections based on various assumptions, such as (i) the overall global social, economic, and political environment is expected to maintain a stable trend during the forecast period; (ii) the key industry drivers are likely to continue to drive the growth in each market during the forecast period, and (iii) there are no extreme force majeure or unforeseen industry regulations in which the market may be affected either dramatically or fundamentally during the forecast period. However, it is important to note that the growth of the renewable resources recycling industry in China may not align with the projected market data, or it may not experience growth at all. If any of the assumptions underlying the market data are later determined to be incorrect, the actual results may differ from the projections based on those assumptions.

We have not independently verified the information contained in China Insights Consultancy’s industry report, or any third-party publications and reports that China Insights Consultancy has relied on in preparing its report. Information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, industry publications and reports generally indicate that the information contained therein is believed to be reliable, but there is no assurance as to the accuracy and completeness of such information.

Risks Related to Doing Business in the PRC

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

The PRC government has recently sought to exert more oversight over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Overseas Listing Filing Rules. The Trial Measures states that overseas securities offerings and listing by PRC companies, either in direct or indirect form, shall be filed with the CSRC (the “CSRC Filing”). Under the Overseas Listing Filing Rules, no overseas offering and listing shall be made by PRC companies, whether in direct or indirect form, where such offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules, including the Market Access Negative List (2022 Edition) issued by the National Development and Reform Commission of the PRC (“NDRC”) and Ministry of Commerce (“MOFCOM”), and other laws, administrative regulations and relevant state provisions that restrict or prohibit listing and financing in the areas of industrial policy, production safety and industry supervision. PRC companies intending overseas offering and listing are required to obtain regulatory opinions, filings or approvals from government authorities of correspondent industries, if applicable, for CSRC Filing. The Trial Measures also stipulates that no overseas offering and listing shall be made where the intended securities offering and listing may endanger national security as reviewed and determined by competent government authorities under the State Council in accordance with PRC law. PRC companies intending overseas offering and listing shall strictly comply with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, and data security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. A PRC company that seeks to offer and list securities in overseas markets shall, as required by competent government authorities under the State Council, take measures such as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing.

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On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. For more details of the Overseas Listing Filing Rules and the Confidentiality Provisions, please refer to “Regulations — Regulations Relating to Overseas Listing.”

According to the Overseas Listing Filing Rules, we are required to submit the filing application to the CSRC within three business days after our submission of application for any overseas initial public offering and listing and complete the filing procedure before our overseas initial public offering and listing. We have submitted a filing with the CSRC with respect to our overseas initial public offering and listing. As of the date of this prospectus, we have not completed the filing procedures with the CSRC. As the Overseas Listing Filing Rules and the Confidentiality Provisions were newly published and there exists uncertainty with respect to the filing requirements and its implementation, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure of fully complying with the Overseas Listing Filing Rules may completely hinder our ability to offer and list our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

Meanwhile, except for such CSRC Filing we have submitted, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain other PRC governmental approvals for this offering. If we (i) do not receive or maintain our requisite permissions or approvals, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our ability to offer or continue to offer our ADSs to investors could be significantly limited or completed hindered, which could cause the value of our ADSs to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our business, financial condition, results of operations and growth prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in social conditions in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for their services and adversely affect their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the Operating Entities. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may, in turn, adversely affect our business and operating results.

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We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The laws, regulations and policies of the PRC may be amended from time to time. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as data security or anti-monopoly. The PRC government may adopt new measures that may affect our operations. In addition, they may also exert more oversight over offerings conducted outside of China and foreign investment in China-based companies, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material change in our operation and cause the value of our ADSs to significantly decline or become worthless. We may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and may be amended from time to time, the interpretations of many laws, regulations and rules are not always uniform and there may be changes as to the enforcement of these laws, regulations and rules. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us conducting business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene or influence their operations, including that of our PRC subsidiaries and our Hong Kong subsidiary, at any time, which could result in a material adverse change in our business and operations, prospects, financial condition, and results of operations, and the value of our securities. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain.

Substantially all of our operations are located in China. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which any of our subsidiaries is subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our subsidiaries’ current policies and practices. New laws, regulations and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our subsidiaries’ development;

●	result in negative publicity or increase our subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our subsidiaries’ business, including fines assessed for our subsidiaries current or historical operations, or demands or orders that our subsidiaries modify or even cease their business practices.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including increased oversight of illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need of the PRC government to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies who hold large amounts of data related to issues of national security, economic development, or public interest will be required to undergo a cybersecurity review if carrying out mergers, restructuring or splits that affect or may affect national security. The PRC government’s statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our subsidiaries’ operations are not currently being affected, they may be subject to additional compliance requirements in the near term. Compliance with new regulatory rules or requirements could present a range of new challenges which may create uncertainties for our subsidiaries, including an increase of our subsidiaries’ cost of operations.

The Chinese government may intervene or influence our subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our subsidiaries’ operations, prospects, financial condition, and results of operations, and/or the value of our ADSs. Any legal or regulatory changes that restrict or otherwise unfavorably impact our subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our ADSs could decrease or become worthless.

Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. As the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, we cannot predict whether changes in China’s economic or social conditions or government policies will have any adverse effect on our current or future business, financial condition or results of operations.

Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our services and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in economic or social conditions of the PRC;
●	changes in laws, regulations, and administrative directives or the interpretation thereof;
●	measures which may be introduced to control inflation or deflation; and
●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

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Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, and a variety of laws and other obligations regarding data protection to which we are subject, could adversely impact our business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022. The Measures for Cybersecurity Review provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase internet products and services, net system operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Measures for Cybersecurity Review, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Regulations on the Cyber Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of internet system operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. As of the date of this prospectus, there is no definitive timetable as to when the Security Administration Draft will be enacted.

The Company, with the assistance of PRC legal counsel, Zhong Lun Law Firm, has consulted with the China Cybersecurity Review Technology and Certification Center (the agency entrusted by the Cybersecurity Review Office to carry out the specific work of cybersecurity review, “CCRC”), which confirmed that, a China-based company that neither holds personal information of more than one million users nor has been identified as a CIIO is not required to apply for cybersecurity review before it applies to list its securities on a foreign stock exchange. As advised by our PRC legal counsel, Zhong Lun Law Firm, as of the date of this prospectus, we are not required to declare a cybersecurity review with the CAC, according to the Measures for Cybersecurity Review, since we are not an online platform operator carrying out data processing activities that affect or may affect national security, and currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undergo a cybersecurity review or network data security review by the CAC.

There remains uncertainty as to how the Measures for Cybersecurity Review and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We may be required to adjust our business practices to comply with the personal information protection laws and regulations. There is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the Operating Entities. There is no certainty as to how such review or prescribed actions would impact such operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 24, 2023, the CAC issued the Measures for the Standard Contract for Cross-border Transfer of Personal Information and the Standard Contract for Cross-border Transfer of Personal Information, which requires that for personal information cross-border transfer that do not trigger the security assessment, the activity of transferring personal information abroad may be carried out after the SCC enters into force. Our business does not involve the cross-border transfer of personal information and important data. If it is necessary to transmit personal information outside mainland China due to business needs in the future, we will conduct the security impact assessment for cross-border transfer of personal information and important data in advance.

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PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject us to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by the State Administration of Foreign Exchange, or SAFE, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

We have requested PRC residents holding direct or indirect interest in the Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. There is no assurance that the SAFE or its local branches will release explicit requirements or interpret the relevant PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC enterprise and may also subject the relevant PRC resident to penalties under the PRC foreign exchange administration regulations.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and latest amended in June 2022, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission of the PRC, or NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

In the future, we may further grow our business by acquiring businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. Our ability to expand our business or maintain or expand our market share through future acquisitions would be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by the Operating Entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the PRC subsidiaries by the PRC government to transfer cash or assets.

We are a holding company incorporated in the Cayman Islands and we operate our business principally through the Operating Entities in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these Operating Entities. The Operating Entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit the operating entities to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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Under the PRC Enterprise Income Tax law and the Regulations for the Implementation of the Law on Enterprise Income Tax, dividends, interests, rent or royalties payable by a foreign-invested enterprise to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where our Company is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. CZTI HK, which indirectly owns the equity of our PRC subsidiaries in the PRC, is incorporated in Hong Kong. However, if CZTI HK is not considered to be the beneficial owner of dividends paid to it by the Operating Entities under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If the Operating Entities declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our Company.

PRC regulations of loans and direct investment by offshore holding companies to the PRC subsidiaries may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect our liquidity and business.

We may transfer funds to the PRC subsidiaries or finance the PRC subsidiaries by means of shareholders’ loans or capital contributions after completion of this offering. Any loans to the PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to the PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with the Ministry of Commerce (“MOFCOM”) or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular on Management of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from this offering and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. The activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants or distributors, because these parties are not always subject to our control.

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Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws as of the date of this prospectus, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our operating results and financial condition. In addition, governmental authorities may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our income is received in Renminbi and shortages in the availability of foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends largely on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no assurance that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The proceeds from this offering will be received in U.S. dollars. As a result, any appreciation of the Renminbi against the U.S. dollar may result in the decrease in the value of our proceeds from this offering. Conversely, any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our ADSs in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All these factors could materially and adversely affect our financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our ADSs in foreign currency terms.

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The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect the Operating Entities’ business and results of operations.

The PRC Labor Contract Law became effective on January 1, 2008, and was amended on December 28, 2012. The PRC Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the PRC Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed exchange rate that has already been entered into twice consecutively, the resulting contract must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC government authorities have continued to introduce various new labor-related regulations since the effectiveness of the PRC Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. In the years 2021 and 2022 and for the six months ended June 30, 2023, the Operating Entities paid social insurance contributions and housing provident fund contributions based on the local standard for their employees. As of December 31, 2022, and June 30, 2023, our accrued wages and welfare payable amounted to RMB0.7 million and RMB0.9 million, respectively. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. These laws are designed to enhance labor protection and tend to increase the Operating Entities’ labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the Operating Entities’ employment practices may not be deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations. As of the date of this prospectus, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the Operating Entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

Because the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected. We expect to make full contributions or pay any shortfall within the prescribed time period if demanded by the relevant government authorities, which event is not expected to have any potential impact on the securities offered.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities. To secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will apply, and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, there could be disruptions to our normal operations. We may have to take corporate or legal action in such an event, which could involve significant time and resources to resolve and divert management from our operations.

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If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. In addition, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011, effective from September 1, 2011, providing more guidance on the implementation of the SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to us. If the PRC tax authorities determine that our Company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then our Company or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

If we are not in compliance with the relevant PRC tax laws and regulations, our financial condition and results of operations may be negatively affected.

We purchased certain fixed assets without obtaining a VAT invoice. If such an invoice is not obtained, the depreciation of fixed assets cannot be deducted when calculating the income tax payable. As of the date of this prospectus, no other administrative actions, fines or penalties have been imposed on the PRC subsidiaries by the relevant PRC tax authorities, nor has any other order been received by the PRC subsidiaries to settle the outstanding amount of tax liabilities.

However, the PRC subsidiaries are subject to periodic examinations on the fulfillment of tax obligations under the PRC tax laws and regulations by PRC tax authorities. If we fail to fulfill tax obligations for any reason, they may be subject to fines, other penalties or actions upon examinations by PRC tax authorities. As a result, our business, financial condition and results of operations may be adversely affected.

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If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operations and reputation and could result in a loss of your investment in our ADSs, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ADSs could be rendered worthless.

Similar to situations of many other countries, it may be difficult for overseas regulators to conduct investigation or collect evidence within China if prohibited by PRC regulations.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempt company incorporated under the laws of the Cayman Islands. In addition, substantial amount of our assets are located in China and most of our senior executive officers and directors reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. The relevant regulations are still evolving and could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations — Regulations Relating to Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulations — Regulations Relating to Stock Incentive Plans.”

Inflation in the PRC could negatively affect our profitability and growth.

The economy of the PRC experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 1.5% in December 2021 and 1.8% in December 2022. The PRC’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in the PRC’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able to pass on these costs to customers by increasing the price of services.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we implement plans to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the edutainment industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

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Risks Related to the ADSs and this Offering

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which proposes to reduce the period for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which contained, among other things, an identical provision to the AHFCAA, and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report.

On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its precious determinations to the contrary. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so and would have a negative impact on the price of our shares.

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There has been no public market for the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

We intend to apply to have our ADSs listed on the Nasdaq under the symbol “[ ].” Prior to this offering, there has been no public market for our ADSs. The initial offering price of our ADSs is the result of negotiations between us and the underwriters, and the initial offering price may differ significantly from the market price for our ADSs following the offering. There is no assurance that an active trading market for our ADSs will develop or that the market price for our ADSs will not decline below the initial public offering price.

We are offering our ADSs on a best efforts basis and may be unable to sell any ADSs. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and as a result, there is a possibility that we may not be able to sell the minimum offering amount of ADSs. In the event that we do not raise the minimum offering amount of ADSs within 90 days from the date of this prospectus, all funds raised will be promptly returned to the investors, without interest or deduction. If we successfully raise the minimum offering amount of ADSs, we will be able to execute our business plan as described.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$ [ ] per ADS, after giving effect to this offering and an assumed initial public offering price of US$ [ ] per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new products and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other companies in our industry;
●	detrimental negative publicity about us, our competitors, or our industry;
●	additions or departures of key personnel;
●	regulatory developments affect us or our industry;
●	general economic or political conditions in China or elsewhere in the world;
●	negative publicity regarding Chinese listed companies;
●	release or expiry of lock-up or other transfer restrictions on our ADSs;
●	fluctuations of exchange rates between the RMB and the U.S. dollar; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the price of our ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while the holder of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of the date of this prospectus, Mr. Baitong Tang beneficially owned 34,000,000 Class B ordinary shares and 3,215,296 Class A ordinary shares. Accordingly, Mr. Baitong Tang beneficially owns approximately 23.41% of our total issued and outstanding share capital and 86.95% of the aggregate voting power of our total issued and outstanding share capital as of the same date due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately following this offering and the application of net proceeds from this offering, Mr. Baitong Tang through Expola Investment Limited, Beveist Investment Limited, Getcher Investment Limited, Endoeval Investment Limited will control approximately [   ]% of the combined voting power of our equity interests through the ownership of ordinary shares if the minimum number of ADSs are sold in this offering and approximately [   ]% of the combined voting power of our equity interests through the ownership of ordinary shares if the maximum number of ADSs are sold in this offering. Because of the voting power of Mr. Baitong Tang, we are considered a “controlled company” for the purposes of Nasdaq. As such, we are exempt from certain corporate governance requirements of the Nasdaq Stock Market, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. Following this offering, we intend to rely on some or all these exemptions. As a result, we are exempt from having a majority of independent directors, so long as we are considered a “controlled company” under the Nasdaq Stock Market requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of Nasdaq.

The interests of Mr. Baitong Tang may conflict with ours or yours in the future.

Various conflicts of interest between Mr. Baitong Tang and us could arise. Ownership interests of Mr. Baitong Tang in our Class B ordinary shares could create or appear to create potential conflicts of interest when Mr. Baitong Tang is faced with decisions that could have different implications for himself and us. These decisions could, for example, relate to:

●	disagreement over corporate opportunities;
●	management stock ownership;
●	employee retention or recruiting;
●	our dividend policy; and
●	the services and arrangements from which we benefit as a result of our relationship with Mr. Baitong Tang;

Potential conflicts of interest could also arise if we enter any new commercial arrangements with Mr. Baitong Tang in the future.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, and ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [ ] ADSs (equivalent to [ ] Class A ordinary shares) outstanding immediately after this offering if the minimum number of ADSs are sold in this offering or [   ] ADSs (equivalent to [   ] Class A ordinary shares) outstanding immediately after this offering if the maximum number of ADSs are sold in this offering. In connection with this offering, we, our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares have agreed with the underwriters not to offer, issue, sell, encumber, transfer or otherwise dispose of any of our securities, including our ADSs and ordinary shares, for a period of [six] months after the completion of this offering, subject to certain exceptions. However, the underwriters may release these securities from the applicable lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Because these shareholders have paid a lower price per ordinary share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the ADSs following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

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We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the Operating Entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempt company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital - Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2022, or in the foreseeable future. However, the determination of whether we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of ADSs, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain guidance from the Internal Revenue Service, or IRS, relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years. If we are a PFIC for any taxable year during which a United States person holds ADSs, certain adverse United States federal income tax consequences could apply to such United States person.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US $1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold non-binding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than US $1.235 billion of revenues in a fiscal year, have more than US $700 million in market value of our ADSs held by non-affiliates, or issue more than US $1.0 billion of non-convertible debt over a three-year period.

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To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our ADSs to be less attractive as a result, there may be a less active trading market for our ADSs, and our share price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the exchange.

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As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses to maintain a listing on a U.S. securities exchange.

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The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs.

We have conditionally adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ADSs may be materially and adversely affected.

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance. If such volatility were to occur to us it may prove difficult for prospective investors to assess the rapidly changing value of our ADSs.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. We may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our ADSs may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ADSs. If we encounter such volatility, it may prove difficult and confusing for prospective investors to assess the rapidly changing value of our ADSs and understand the value thereof.

In addition, if the trading volumes of our ADSs are low, persons buying or selling in relatively small quantities may easily influence the price of our ADSs. This low volume of trades could also cause the price of our ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ADSs. As a result of this volatility, investors may experience losses on their investment in our ADSs. A decline in the market price of our ADSs also could adversely affect our ability to issue additional ADSs or other of our securities and our ability to obtain additional financing in the future. There can be no assurance that an active market in our ADSs will develop or be sustained. If an active market does not develop, holders of our ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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[ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, subject to the depositary’s right to require a claim to be submitted to arbitration, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares represented by your ADSs.

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares represented your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares represented by the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares represented by the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A Ordinary share represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted, and you may have no legal remedy if the shares represented by the ADSs are not voted as you requested.

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[Forum selection provisions in our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to select a favorable judicial forum for disputes with us and our directors and officers.

The deposit agreement also that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint arising out of or relating to the deposit agreement, the ADSs or the transactions contemplated by the deposit agreement, including under the Securities Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection provisions in the deposit agreement may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.]

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Class A ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Class A ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our clients, business partners and third-parties;

●	the trends in, expected growth in and market size of the recycling industry in China and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	our proposed use of proceeds from this offering;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in China and the overseas markets we have business;

●	the future development of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

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These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all our forward-looking statements by these cautionary statements.

This prospectus contains information derived from government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The Chinese renewable resources recycling industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of our shares. In addition, the rapidly evolving nature of the recycling industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors — Risks Related to Our Business.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the minimum offering amount of approximately US$[ ] million, and net proceeds from the maximum offering amount of approximately US$[   ] million, based on the assumed initial public offering price of [  ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. A US $1.00 increase (decrease) in the assumed initial public offering price of US $[  ] per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately US $[  ] million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

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We plan to use the net proceeds of this offering as follows:

●	approximately 35% of the net proceeds from this offering will be primarily used for the expansion of recycling operations in categories beyond household appliances, ferrous metals, lithium batteries, electronic devices, and automobiles, aiming to increase market share and expand the range of recycling services;

●	approximately 25% of the net proceeds from this offering will be allocated to expanding downstream operations to vertically extend our business operations, which include the dismantling of household appliances, plastic granulation, lithium batteries and automobiles;

●	approximately 25% of the net proceeds from this offering will be utilized for mergers and acquisitions involving downstream companies engaged in household appliance dismantling, plastic granulation, lithium battery recycling, and dismantling, among other related companies. As of the date of this prospectus, we have not identified, or engaged in any material discussions regarding, any potential target;

●	approximately 5% of the net proceeds from this offering will be dedicated to enhancing our research and development systems;

●	approximately 5% of the net proceeds from this offering for increasing employees’ compensation and benefit packages, recruiting high-level talent, and investing in vocational training; and

●	approximately 5% of the net proceeds from this offering for general working capital purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if it would result in us being unable to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

We have not previously declared or paid any cash dividend or dividend in kind. We do not have any plan to declare or pay any cash dividends in the foreseeable future after this offering. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are an exempt company with limited liability incorporated in the Cayman Islands. We rely principally on dividends distributed by our PRC subsidiaries and payments from the Operating Entities for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our PRC subsidiaries are subject to PRC taxes.

In addition, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors — Risks Related to Doing Business in the PRC.”

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CAPITALIZATION

The following table sets forth our capitalization as of [  ]:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Class A ordinary shares by us in this offering at the assumed initial public offering price of [ ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page [ ] this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	Actual $	As Adjusted for the Offering (Minimum Offering Amount) $	As Adjusted for the Offering (Maximum Offering Amount) $
Share capital ([ ] Class A ordinary shares authorized; [ ] Class A ordinary shares issued and outstanding, actual; [ ] Class A ordinary shares issued and outstanding, as adjusted; [ ] Class B ordinary shares issued and outstanding, actual; [ ] Class B ordinary shares issued and outstanding, as adjusted)	$
Additional paid-in capital(1)	$
Retained earnings	$
Accumulated other comprehensive income	$
Total equity	$
Total capitalization	$

A $1.00 increase (decrease) in the assumed initial public offering price of [  ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page [  ] this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $2 million, assuming the number of ADSs shares offered by us, as set forth on the cover page [  ] this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ADSs.

Our net tangible book value as of [  ], was $[  ], or $[  ] per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the assumed initial public offering price per ordinary share and after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of [  ] ADSs offered in this offering based on the assumed initial public offering price of [  ] per ordinary share after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [  ], would have been $[  ], or approximately $[  ] per outstanding ordinary share. This represents an immediate increase in net tangible book value of $[  ] per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $[  ] per ordinary share to investors purchasing ADSs in this offering. The as adjusted information discussed above is illustrative only.

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Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of [ ] was $[ ] million, or $[ ] per ordinary share as of that date and $[ ] per ADS. Net tangible book value represents the amount of our total consolidated assets (excluding intangible assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $[ ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The dilution calculation has taken into account the total ordinary shares of [ ] before completion of this offering.

Without taking into account any other changes in net tangible book value after [ ], other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $[ ] per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [ ] would have been $[ ] million, or $[ ] per ordinary share and $[ ] per ADS. This represents an immediate increase in net tangible book value of $[ ] per ordinary share and $[ ] per ADS to the existing shareholders and an immediate dilution in net tangible book value of $[ ] per ordinary share and $[ ] per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial offering price	$
Net tangible book value as of [ ]	$
Increase/(decrease) in net tangible book value attributable to the sale of the ADSs	$
Pro forma as adjusted net tangible book value after the offering	$
Amount of dilution in net tangible book value to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $[ ] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[ ] million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $[ ] per ordinary share and $[ ] per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $[ ] per ordinary share and $[ ] per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of [ ], the differences between existing shareholders and the new investors with respect to the minimum number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary	Average Price Per
	Number	Percent		Amount	Percent		Share	ADS
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Dilution to New Investors if the Maximum Offering Amount is Sold

Our net tangible book value as of [ ] was $[ ] million, or $[ ] per ordinary share as of that date and $[ ] per ADS. Net tangible book value represents the amount of our total consolidated assets (excluding intangible assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $[ ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The dilution calculation has taken into account the total ordinary shares of [ ] before completion of this offering.

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Without taking into account any other changes in net tangible book value after [ ], other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $[ ] per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [ ] would have been $[ ] million, or $[ ] per ordinary share and $[ ] per ADS. This represents an immediate increase in net tangible book value of $[ ] per ordinary share and $[ ] per ADS to the existing shareholders and an immediate dilution in net tangible book value of $[ ] per ordinary share and $[ ] per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial offering price	$
Net tangible book value as of [ ]	$
Increase/(decrease) in net tangible book value attributable to the sale of the ADSs	$
Pro forma as adjusted net tangible book value after the offering	$
Amount of dilution in net tangible book value to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $[ ] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[ ] million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $[ ] per ordinary share and $[ ] per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $[ ] per ordinary share and $[ ] per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of [  ], the differences between existing shareholders and the new investors with respect to the number of ADSs purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

	Ordinary shares Purchased		Total Consideration		Average Price per Ordinary Share equivalent	Average Price per ADS equivalent
	Number	Percent	Amount	Percent	(US$)	(US$)
Existing shareholders
New investors
Total

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempt company with limited liability. We are incorporated in the Cayman Islands to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We conduct a substantial amount of our operations in China, and a substantial amount of our assets are located in China. A majority our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

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We have appointed [ ], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by Ogier, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgements against us of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty regarding Cayman Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands are also unlikely to recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a) is given by a foreign court of competent jurisdiction;

(b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c) is final;

(d) is not in respect of taxes, a fine or a penalty;

(e) was not obtained by fraud; and

(f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Our PRC legal counsel, Zhong Lun Law Firm, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our PRC legal counsel has advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue of holding our ADSs, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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In addition, there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong to recover such debt from the judgment debtor. As a result, subject to the conditions regarding enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands holding company and primarily conduct our operations in China through ABGreen Shenzhen, a limited liability company formed in the PRC in 2016. In connection with this offering, we underwent a series of restructuring of our corporate structure, which primarily included:

●	On July 21, 2022, CZTI Shenzhen acquired the 75% equity interests in ABGreen Shenzhen.

●	On July 13, 2023, we incorporated CZTI, our holding company, as an exempted company with limited liability under the laws of the Cayman Islands.

●	On August 9, 2023, we incorporated CZTI HK in Hong Kong as a wholly owned subsidiary of CZTI.

●	On August 30, 2023, we incorporated CZTI WFOE, our onshore holding company, as a wholly owned subsidiary of CZTI HK.

●	On September 25, 2023, CZTI WFOE acquired the entire equity interests in CZTI Shenzhen.

Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention of establishing any VIEs in the PRC in the future. As of the date of this prospectus, substantially all our business is conducted by ABGreen Shenzhen.

Our principal executive office is located at Room 610, Block A, Bairuida Building, Banxuegang Avenue, Wanke City Community, Bantian Street, Longgang District, Shenzhen, China, 518100. Our telephone number at this address is +86 0755-23485305. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

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Restructuring of Overseas Entities

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering based on [  ] ADSs being offered:

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks and, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Established in 2016, we, through our Operating Entities, are a technology driven renewable resources recycling company and system provider and, according to the CIC Report, the largest waste household appliance recycling platform in China, recycling approximately 11.5 million units of waste household appliances since our inception to December 31, 2022. We purchase and sell recycled renewable resources, primarily waste ferrous metals and waste household appliances, and provide our renewable resources recycling platform and services based on an O2O (Online to Offline) model through online applications and offline sites. We believe that we are positioned as an innovative driving force in the traditional recycling business, leading the digitization of recycling ecosystems in China. Our goal is to establish comprehensive, digitized, and standardized waste recycling services, covering all categories of recyclable materials.

Our first operating subsidiary in China, ABGreen Shenzhen, was founded in 2016, and in 2017, we launched our proprietary technology software and applications Boolv ShouShou and Boolv Collect. Currently, more than 60,000 electrical and electronic appliance sales personnel are registered in our mini-program Boolv ShouShou and provide waste household appliances and consumer electronics source information. More than 30,000 third-party recycling personnel who perform on-site collection of renewable resources are registered in our Boolv Collect app, which allows registered recycling personnel to bid for and accept recycling orders by connecting with suppliers on our renewable resources recycling online system. In 2020, we launched our Boolv Sorting Center app for sourcing information on collection, inventory management, and settlement systems. The app is now used in third-party recycling stations, transit yards, and sorting centers, in addition to our sorting center.

In 2021, we launched our recycling and disposal of waste metallic resources business, which developed rapidly and became the recycling category that contributed to the largest percentage of our revenue in fiscal years 2021 and 2022. Our business scope currently includes waste metallic resource recycling, waste household appliances recycling, consumer electronics recycling, as well as downstream services such as waste household appliances and waste consumer electronics dismantling and disposal. Our main revenue is generated from waste metallic resources and waste household appliances. In 2021 and 2022, our revenues reached RMB 1.1 billion and RMB 3.0 billion (US $0.4 billion), respectively, with a year-over-year growth of 159.6% in 2022 compared to 2021. For the six months ended June 30, 2023, our revenue was approximately RMB 2.2 billion, increasing by 113.1% from the first half of 2022.

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Key Factors that Affect Operating Results

Key factors affecting our results of operations include the following:

Our ability to monetize and profit through our commercial operations

Our primary competitive strength lies in our core recycling network system, diverse sources of supply for waste and pre-owned goods, and a business coverage capability throughout the entire industry chain. As a result, we have been equipped with sourcing capabilities of stable and large-scale supply, which improves our bargaining power to downstream customers.

At present, our main product categories are ferrous metals and waste household appliances. In the future, we plan to expand into other recycling categories such as lithium batteries, waste vehicle dismantling, wastepaper and waste plastic, among others.

It is our top strategy to grow business revenue. We have a fully integrated online-offline sourcing network coupled with our strategic partnerships with other ecosystem participants. Based on this advantage, we believe that the proportion of downstream disposal and dismantling business segments in the Company’s total revenue and profit will expand, overall extending the Company’s industrial chain and strengthening its value proposition. Currently, the Company has taken a stake in Hubei Jinke (ABGreen Shenzhen owns an 8.5% equity interest in Hubei Jinke).

Our ability to leverage technology to improve business operations

At present, our system integrates industry-leading technologies such as traceability management, data analysis, Internet of Things (IoT), location-based services (LBS), and unique product identifiers. We have developed the mini program Boolv ShouShou, and the mobile applications Boolv Collect and Boolv Sorting Center. Our digitized technology has empowered us and many traditional offline recycling stations to improve management standardization, data informatization, and accounting transparency capabilities.

We believe our digitized technology will connect more upstream suppliers and downstream dismantling companies to enter our O2O system, maintaining a high degree of user viscosity with them. We can also receive information on the amount of supply in the market through big data analysis and, as a result, support downstream dismantling enterprises to formulate disassembly plans to minimize its peak procurement and reduce costs. Furthermore, by understanding the demands of downstream enterprises, we are able to quickly and accurately supply renewable resources to the enterprises in need, thus reducing the inventory cycle and storage costs of recycling stations, transit yards, and sorting centers, increasing their turnover rate, achieving cost reduction and enhancing operational efficiency.

Our ability to effectively control costs

We aim to integrate recycling information nationwide in China through digitization to enhance efficiency and reduce information acquisition costs. We plan to reduce fulfillment related recycling costs by precise recycling through technologies of Internet of Things (IoT) and location-based services (LBS). We also plan to reduce fulfillment cost by digitized delivery arrangement, inventory and exchanges management system through extensive utilization of our Boolv Sorting Center application.

We plan to reduce marginal marketing costs by expanding to more recycling stations, transit yards, and sorting centers, and onboarding more on-site recycling personnel.

Meanwhile, we plan to expand the recycling categories of the renewable resources to control merchandise costs. We plan to expand the source of supply of renewable resources for a single recycling station from ferrous metals and waste household appliances to categories such as wastepaper, waste plastics, and waste batteries. The scope of business would likely then expand into downstream dismantling, disposal, and renewable materials production to maximize the product value.

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Impact of COVID-19 on Our Operations

In December 2019, a novel strain of coronavirus COVID-19 surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. For the year ended December 31, 2022, our revenues increased by 159.6% from RMB 1.1 billion for the year ended December 31, 2021 to RMB 3.0 billion (US $0.4 billion) and for the six months ended June 30, 2023, our revenues increased by 113.1% from RMB 1.0 billion for the six months ended June 30, 2022 to RMB 2.2 billion (US $0.3 billion). The COVID-19 pandemic did not have a material impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Results of Operations

For the six months ended June 30, 2022 and 2023

The following table summarizes the results of our operations for the six months ended June 30, 2022 and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the six months ended June 30,
	2022		2023
Statements of Income Data:	RMB	As % of Sales	RMB	As % of Sales	Amount Increase Decrease	Percentage Increase Decrease
	(In thousands of RMB, except for percentages)
Product revenues	926,901	90.5%	2,178,060	99.7%	1,251,159	135.0%
Product revenues- related party	81,385	7.9%	-	-%	(81,385)	(100.0)%
Net service revenues	16,140	1.6%	5,827	0.3%	(10,313)	(63.9)%
Net service revenues- related party	255	-%	-	-%	(255)	(100.0)%
Total revenues	1,024,681	100.0%	2,183,887	100.0%	1,159,206	113.1%
Operating expenses:
Merchandise costs	959,344	93.6%	2,079,793	95.2%	1,120,449	116.8%
Fulfillment expenses	37,738	3.7%	106,596	4.9%	68,858	182.5%
Selling expenses	5,518	0.5%	1,790	0.1%	(3,728)	(67.6)%
General and administrative expenses	7,444	0.7%	11,052	0.5%	3,608	48.5%
Research and development expense	3,842	0.4%	1,420	0.1%	(2,422)	(63.0)%
Total operating expenses	1,013,886	98.9%	2,200,651	100.8%	1,186,765	117.1%
Income (loss) from operations	10,795	1.1%	(16,764)	(0.8)%	(27,559)	(255.3)%

Interest expenses	(783)	(0.1)%	(210)	(0.0)%	573	(73.2)%
Interest incomes	66	0.0%	1,067	0.0%	1,001	1516.7%
Other income, net	919	0.1%	388	0.0%	(531)	(57.8)%
Total other income, net	202	0.0%	1,245	0.1%	1,043	516.3%
Income (loss) before income taxes	10,997	1.1%	(15,519)	(0.7)%	(26,516)	(241.1)%
Provision for income taxes	5,405	0.5%	3,935	0.2%	(1,470)	(27.2)%
Net income (loss)	5,592	0.6%	(19,454)	(0.9)%	(25,046)	(447.9)%

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Revenues

The following table sets forth a breakdown of our revenues for the periods indicated:

	For the six months ended June 30,
	2022		2023		Variance
	RMB	% of Sales	RMB	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
	(All amounts, other than percentages, in thousands of RMB)
Product Revenue:
Waste household appliances -offline	304,904	29.8%	738,262	33.8%	433,358	142.1%
Ferrous metals – offline	702,387	68.5%	1,438,203	65.9%	735,816	104.8%
Pre-owned electronic sales -offline	149	-%	1,206	-%	1,057	709.4%
Pre-owned electronic sales online	846	0.1%	389	-%	(457)	(54)%
	1,008,286	98.4%	2,178,060	99.7%	1,169,774	116.0%
Net Service revenue
Regional service revenue	12,394	1.2%	2,305	0.1%	(10,089)	(81.4)%
System service revenue	3,747	0.4%	3,522	0.2%	(225)	(6.0)%
Software development revenue	254	-%	-	-%	(254)	(100.0)%
	16,395	1.6%	5,827	0.3%	(10,568)	(64.5)%
Total	1,024,681	100%	2,183,887	100%	1,159,206	113.1%

For the six months ended June 30, 2023, our total revenue was approximately RMB 2,183.9 million (US $301.2 million), as compared to approximately RMB 1,024.7 million for the six months ended June 30, 2022, representing an increase of approximately RMB 1,159.2 million, or 113.1%. The significant increase was mainly due to an increase in product revenue in the six months ended June 30, 2023.

Product Revenue

Most of the Company’s revenue comes from collection and sales of waste products consisting of waste household appliances and ferrous metals through offline channels. The Company’s waste household appliances and ferrous metals collection process involves selection and collection of waste household appliances and ferrous metals from location suppliers (recycling stations, transit yards, and sorting center) and sales to customers, primarily including downstream recycling centers and downstream dismantling enterprises. The Company presents revenue generated from its product sales on a gross basis as the Company has control of the goods and can direct the selection and collection of goods to obtain substantially all of the benefits and recognizes revenue at a point in time when control of the goods is transferred to the customers, which generally occurs upon acceptance by customers.

Our total product revenue increased by approximately RMB 1,169.8 million, or 116.0%, from approximately RMB 1,008.3 million for the six months ended June 30, 2022 to approximately RMB 2,178.1 million (US $300.4 million) for the six months ended June 30, 2023. The significant increase was mainly due to higher ferrous metals and waste household appliances sales in the six months ended June 30, 2023.

Our product revenue from ferrous metals sales increased by approximately RMB 735.8 million, or 104.8%, from approximately RMB 702.4 million for the six months ended June 30, 2022 to approximately RMB 1,438.2 million (US $198.3 million) for the six months ended June 30, 2023. We started our ferrous metals waste collection business in the second half of fiscal 2021 and more than doubled the business in fiscal 2022 and in the first half of fiscal 2023. For the six months ended June 30, 2023, we achieved a recycling volume of approximately 0.5 million tons, increased by approximately 0.3 million tons from the recycling volume of approximately 0.2 million tons for the six months ended June 30, 2022.

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Waste household appliances offline sales increased by approximately RMB 433.4 million, or 142.1%, from approximately RMB 304.9 million for the six months ended June 30, 2022 to approximately RMB 738.3 million (US $101.8 million) for the six months ended June 30, 2023. The increase was primarily due to the continuous business growth in new geographic market expansion through our newly incorporated subsidiaries of ABGreen (Fuyang) located in Anhui Province of the PRC, which contributed approximately RMB 185.2 million (US $25.5 million) waste household appliance product sales revenue for the six months ended June 30, 2023. The remaining increase in revenue was mainly attributable to our existing market growth during the first half of fiscal 2023. We focus on leveraging our mature and replicable operating experience accumulated in the past, as well as a well-developed system to expand our waste collection network nationwide in China. As a result, we have been able to rapidly connect more location suppliers into our ecosystem. For the six months ended June 30, 2023, our recycling volume of waste household appliances amounted to approximately 5.5 million units, increased by 3.1 million from approximately 2.4 million units for the six months ended June 30, 2022.

Net Service revenue

The Company’s net service revenue primarily consists of regional service revenue, system service revenue and software development revenue. For the six months ended June 30, 2022 and 2023, our net service revenue represented 1.6% and 0.3% of our total revenue, respectively.

Our net service revenue decreased by approximately RMB 10.6 million, or 64.5%, from approximately RMB 16.4 million for the six months ended June 30, 2022 to approximately RMB 5.8 million (US $0.8 million) for the six months ended June 30, 2023. The decrease was primarily due to less regional service revenue in the first half of fiscal 2023. For the six months ended June 30, 2022, we charged a fixed amount of regional service fee over the contractual period from certain regional partners for their utilization of our mobile applications to gather local waste household appliance information and share the market information to leverage their business. As of January 1, 2023, we no longer charge any new regional service with regional partners to promote the utilization of our system by our regional partners. The regional service revenue recognized in the first half of fiscal 2023 was only related to the unearned regional service revenue received in fiscal 2022.

Operating expenses

Operating expenses increased by approximately RMB 1,186.8 million, or 117.1%, from approximately RMB 1,013.9 million for the six months ended June 30, 2022 to approximately RMB 2,200.7 million (US $303.5 million) for the six months ended June 30, 2023. The increase in our operating expenses was mainly due to an increase in merchandise costs of approximately RMB 1,120.4 million, an increase in fulfillment expenses of approximately RMB 68.9 million.

Merchandise costs

Merchandise costs primarily consist of the cost of acquired waste products for recycling.

Merchandise costs increased by approximately RMB 1,120.4 million, or 116.8%, from approximately RMB 959.3 million for the six months ended June 30, 2022 to approximately RMB 2,079.8 million (US $286.8 million) for the six months ended June 30, 2023, which was in line with a 116.0% increase in our product sales. For the six months ended June 30, 2023, we achieved a recycling volume of approximately 0.5 million tons, increased by approximately 0.3 million from the recycling volume of approximately 0.2 million tons for the six months ended June 30, 2022. For the six months ended June 30, 2023, our recycling volume of waste household appliances amounted to approximately 5.5 million units, increased by approximately 3.1 million units from approximately 2.4 million units for the six months ended June 30, 2022. For the six months ended June 30, 2022 and 2023, the government grants of RMB 66.2 million and RMB 126.7 million (US $17.5 million), respectively, were related to the purchases of waste household appliance merchants and recorded as reductions of the Company’s respective merchandise costs.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Company’s technology infrastructure, waste collection, offline stores and warehouse operations, including contractors’ expenses attributable to purchasing, receiving, inspecting, packaging, lease expense for sorting centers and warehouse and equipment depreciation.

Fulfillment expenses increased by approximately RMB 68.9 million, or 182.5%, from approximately RMB 37.7 million in the six months ended June 30, 2022 to approximately RMB 106.6 million (US $14.7 million) in the six months ended June 30, 2023. For the six months ended June 30, 2022 and 2023, fulfillment expenses accounted for approximately 3.7% and 4.9% of our total product sales revenue. The increase in fulfillment expense primarily resulted from RMB 36.0 million in spending in our new geographic market in Anhui Province through ABGreen Fuyang and RMB 28.6 million more in spending in our key market in Henan Province to facilitate the increasing transaction volume on waste household appliances and ferrous metals collections.

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Selling and marketing expenses

Selling and marketing expenses consist primarily of marketing and channel promotion expenses, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

Selling expenses reduced by approximately RMB 3.7 million, or 67.6%, from approximately RMB 5.5 million in the six months ended June 30, 2022 to approximately RMB 1.8 million (US $0.2 million) in the six months ended June 30, 2023. The decrease in selling expenses was primarily related to a decrease of RMB 3.6 million in promotion expense incurred for our pre-owned electronic online sales during the first half of fiscal 2023. We promoted our online sales of pre-owned electronics in fiscal 2022, which resulted in higher selling expenses in the first half of fiscal 2022.

General and administrative expenses

General and administrative expenses consist primarily of personnel related expenses for general corporate functions, including accounting, finance, legal and human resources; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

General and administrative expenses increased by approximately RMB 3.6 million, or 48.5%, from approximately RMB 7.4 million in the six months ended June 30, 2022 to approximately RMB 11.1 million (US $1.5 million) in the six months ended June 30, 2023. The increase primarily consisted of (i) an increase of approximately RMB 2.4 million in professional and consulting fees incurred in connection with this offering and (ii) an increase of approximately RMB 1.6 million in salary due to more headcount and increased wages.

Research and development (“R&D”) expenses

Our research and development expenses primarily consist of personnel-related costs directly associated with research and development, including salaries, welfare and other benefits, material expenses for research and development, and other expenses such as third-party contractor costs, an allocated portion of facility and information technology costs, and depreciation. We expect our research and development expenses to increase in absolute amount as we continue to improve our technology and develop our applications and system.

R&D expenses were approximately RMB 3.8 million and RMB 1.4 million (US $0.2 million) for the six months ended June 30, 2022 and 2023, respectively. The decrease in R&D expenses was because many existing R&D projects were completed by the Company in fiscal 2022 and the newly initiated R&D projects were just started in the first half of fiscal 2023, which resulted in less R&D expense. For the six months ended June 30, 2022 and 2023, the government grants of RMB 3.4 million and RMB 0.4 million (US $0.05 million), respectively, were related to research and development of waste recycling and recorded as reductions of the Company’s respective research and development expenses.

Income (loss) from operations

As a result of the foregoing, our income from operations reduced by 255.3% from operating income of RMB 10.8 million in the six months ended June 30, 2022 to operating loss of RMB 16.8 million (US $2.3 million) in the six months ended June 30, 2023.

Interest expenses

Interest expenses were approximately RMB 0.8 million and RMB 0.2 million (US $0.03 million) for the six months ended June 30, 2022 and 2023, respectively. The decrease was because of a lower loan balance during the first half of fiscal 2023 as compared to that in the same period of fiscal 2022.

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Interest income

Interest income was approximately RMB 1.1 million (US $0.1 million) for the six months ended June 30, 2023 as compared to insignificant interest income in the same period of last year. The Company maintained lower loans to third parties balance during the first half of fiscal 2022, which resulted in lower interest income in the same period of last year.

Other income, net

Our other income, net was approximately RMB 0.9 million and RMB 0.4 million (US $0.1 million) for the six months ended June 30, 2022 and 2023, respectively. For the six months ended June 30, 2023, the government grants with no designated purpose or obligation to perform of RMB 0.8 million (US $0.1 million) were included as other income, as compared to the government grants of RMB 0.6 million recognized as other income during the same period of last year, offset by certain surcharge of RMB 0.4 million incurred during the first half of fiscal 2023.

Income (loss) before income taxes

For the six months ended June 30, 2022 and 2023, income before income taxes was approximately RMB 11.0 million and loss before income taxes of RMB 15.5 million (US $2.1 million), respectively. The decrease was primarily attributable to the decrease in operating income as discussed above.

Provision for income taxes

Cayman

CZTI is incorporated in the Cayman Islands as an offshore holding Company and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, CZTI HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 2.5% and 5%, respectively for the six months ended June 30, 2022 and 2023, and the portion between RMB 1.0 million and RMB 3.0 million is subject to a reduced effective rate of 5% for both six months ended June 30, 2022 and 2023. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ABGreen Shenzhen, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2021. The certificate is valid until December 2024.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises to encourage entrepreneurship and stimulate local economy. Certain subsidiaries of the Company were qualified as “small-scaled minimal profit enterprise”, where were entitled to preferential rate of 5% for the related taxation year. The corporate income taxes for fiscal 2021 and 2022 were reported at a reduced rate of 15% because of ABGreen Shenzhen being approved as a HNTE. As those subsidiaries were in loss situation for the six months ended June 30, 2022 and 2023, the tax treatment noted above did not realize tax savings for the above-mentioned years.

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The Company’s income tax expenses amounted to approximately RMB 5.4 million and RMB 3.9 million (US $0.5 million) for the six months ended June 30, 2022 and 2023, respectively.

Net income (loss)

Net loss amounted to approximately RMB 19.5 million (US$ 2.7 million) for the six months ended June 30, 2023, as compared to a net income of approximately RMB 5.6 million for the six months ended June 30, 2022.

For the years ended December 31, 2021 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2022, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the years ended December 31,
	2021		2022
Statements of Income Data:	RMB	As % of Sales	RMB	As % of Sales	Amount Increase Decrease	Percentage Increase Decrease
	(In thousands of RMB, except for percentages)
Product revenues	1,030,436	89.8%	2,864,069	96.2%	1,833,633	177.9%
Product revenues- related party	106,871	9.3%	81,385	2.7%	(25,486)	(23.8)%
Net service revenues	9,778	0.9%	29,271	1.0%	19,493	199.4%
Net service revenues- related party	-	0.0%	3,509	0.1%	3,509	-%
Total revenues	1,147,085	100.0%	2,978,234	100.0%	1,831,149	159.6%
Operating expenses:
Merchandise costs	1,119,145	97.6%	2,788,440	93.5%	1,669,295	149.2%
Fulfillment expenses	7,364	0.6%	138,926	4.7%	131,562	1,786.6%
Selling expenses	1,883	0.2%	9,598	0.3%	7,715	409.7%
General and administrative expenses	8,518	0.7%	13,822	0.5%	5,304	62.3%
Research and development expense	2,668	0.2%	4,556	0.2%	1,888	70.8%
Provision for doubtful accounts	15	0.0%	288	0.0%	273	1820%
Total operating expenses	1,139,593	99.3%	2,955,630	99.2%	1,816,037	159.4%
Income from operations	7,492	0.7%	22,604	0.8%	15,112	201.7%

Interest expenses	(889)	(0.1)%	(2,034)	(0.1)%	(1,145)	128.8%
Interest incomes	130	0.0%	871	0.0%	741	570%
Share of losses in equity method investments	(10)	0.0%	(1)	0.0%	9	(90)%
Loss from disposal of subsidiaries	-	0.0%	(69)	0.0%	(69)	(100)%
Other income, net	2,192	0.2%	960	0.0	(1,232)	(56.2)%
Total other income (loss), net	1,423	0.1%	(273)	(0.1)%	(1,696)	(119.2)%
Net income before income taxes	8,915	0.8%	22,331	0.7%	13,416	150.5%
Provision for income taxes	3,052	0.3%	9,430	0.3%	6,378	209.0%
Net income	5,863	0.5%	12,901	0.4%	7,038	120.0%

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Revenues

The following table sets forth a breakdown of our revenues for the years indicated:

	For years ended December 31,
	2021		2022		Variance
	RMB	% of Sales	RMB	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
	(All amounts, other than percentages, in thousands of RMB)
Product Revenue:
Waste household appliances -offline	422,050	36.8%	903,228	30.3%	481,178	114.0%
Ferrous metals – offline	711,191	61.9%	2,037,598	68.4%	1,326,407	186.5%
Pre-owned electronic sales -offline	1,075	0.1%	3,002	0.1%	1,927	179.3%
Pre-owned electronic sales online	2,991	0.3%	1,626	0.1%	(1,365)	(45.6)%
	1,137,307	99.1%	2,945,454	98.9%	1,808,147	159.0%
Net Service revenue
Regional service revenue	3,241	0.3%	22,196	0.8%	18,955	584.9%
System service revenue	6,537	0.6%	7,075	0.2%	538	8.2%
Software development revenue	-	0.0%	3,509	0.1%	3,509	100.0%
	9,778	0.9%	32,780	1.1%	23,002	235.2%
Total	1,147,085	100%	2,978,234	100%	1,831,149	159.6%

For the year ended December 31, 2022, our total revenue was approximately RMB 2,978.2 million (US$431.8 million), as compared to approximately RMB 1,147.1 million for the year ended December 31, 2021, representing an increase of approximately RMB 1,831.1 million, or 159.6%. The significant increase was mainly due to an increase in product revenue in 2022.

Product Revenue

Most of the Company’s revenue comes from collection and sales of waste products consisting of waste household appliances and ferrous metals through offline channels. The Company’s waste household appliances and ferrous metals collection process involve selection and collection of waste household appliances and ferrous metals from location suppliers (recycling stations, transit yards, and sorting center) and sales to customers, primarily including downstream recycling and dismantling enterprises. The Company presents revenue generated from its product sales on a gross basis as the Company has control of the goods and has the ability to direct the selection and collection of goods to obtain substantially all the benefits and recognizes revenue at a point in time when control of the goods is transferred to the customers, which generally occurs upon acceptance by customers.

Our total product revenue increased by approximately RMB1,808.1 million, or 159.0%, from approximately RMB1,137.3 million for the year ended December 31, 2021 to approximately RMB2,945.5 million (US$427.1 million) for the year ended December 31, 2022. The significant increase was mainly due to higher ferrous metals sales in fiscal year 2022.

Our product revenue from ferrous metals sales increased by approximately RMB1,326.4 million, or 186.5%, from approximately RMB 711.2 million, for the year ended December 31, 2021, to approximately RMB2,037.6 million (US$295.4 million) for the year ended December 31, 2022. We started our ferrous metals waste collection business in the second half of fiscal 2021 and more than doubled the business during fiscal 2022 based on close cooperation with regional partners and location suppliers. In 2021, we achieved a recycling volume of approximately 0.2 million tons from metallic resources. In 2022, our recycling volume amounted to approximately 0.7 million tons.

Waste household appliances offline sales increased by approximately RMB481.2 million, or 114.0%, from approximately RMB422.1 million for the year ended December 31, 2021 to approximately RMB903.2 million (US$ 131.0 million) for the year ended December 31, 2022. The increase was primarily due to new geographic market expansion in the PRC through our newly incorporated subsidiaries of ABGreen Fuyang located in Anhui Province of the PRC, which contributed approximately RMB273.1 million (US$39.6 million) waste household appliance product sales revenue in fiscal 2022. The remaining increase in revenue in fiscal 2022 was mainly attributable to our existing market growth. We focus on leveraging our mature and replicable operating experience accumulated in the past, as well as a well-developed system to expand our waste collection network nationwide in China. As a result, we have been able to rapidly expand location suppliers into our ecosystem. In 2022, our recycling volume of waste household appliances was approximately 7.0 million units, increased by 3.1 million from approximately 3.9 million units in 2021.

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Net Service revenue

The Company’s net service revenue primarily consists of regional service revenue, system service revenue and software development revenue. For the years ended December 31, 2021 and 2022, our net service revenue represented approximately 0.9% and 1.1% of our total revenue, respectively.

Our net service revenue increased by approximately RMB23.0 million, or 235.3%, from approximately RMB9.8 million for the year ended December 31, 2021 to approximately RMB32.8 million (US$4.8 million) for the year ended December 31, 2022. The increase was primarily due to higher regional service revenue in fiscal 2022. For the years ended December 31, 2021 and 2022, we started to charge a fixed amount regional service fee over the contractual period from certain regional partners for their utilization of our applications to gather local waste household appliance information and share the market information to leverage their business. Starting on January 1, 2023, we no longer charge any new regional service with regional partners to promote the utilization of our system by our regional partners.

Operating expenses

Operating expenses increased by approximately RMB1,816.0 million, or 159.4%, from approximately RMB1,139.6 million for the year ended December 31, 2021 to approximately RMB2,955.6 million (US$428.5 million) for the year ended December 31, 2022. The increase in our operating expenses was mainly due to an increase in merchandise costs of approximately RMB1,669.3 million and an increase in fulfillment expenses of approximately RMB131.6 million.

Merchandise costs

Merchandise costs primarily consist of costs of acquired waste products for recycling.

Merchandise costs increased by approximately RMB1,669.3 million, or 149.2%, from approximately RMB1,119.1 million for the year ended December 31, 2021 to approximately RMB2,788.4 million (US$404.3 million) for the year ended December 31, 2022, which was in line with the increase of our product sales. In 2022, our recycling volume of ferrous metals amounted to approximately 0.7 million tons, more than tripled the recycling volume of approximately 0.2 million tons in 2021. In 2022, our recycling volume of waste household appliances amounted to 7.0 million units, increased by 3.1 million from approximately 3.9 million units in 2021. For the years ended December 31, 2021 and 2022, the government grants of RMB74.3 million and RMB191.4 million (US$ 27.7 million), respectively, were related to the purchases of waste household appliance merchants and recorded as reductions of the Company’s respective cost of merchandise costs.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Company’s technology infrastructure, waste collection, offline stores and warehouse operations, including contractors’ expenses attributable to purchasing, receiving, inspecting, packaging, lease expense for sorting centers and warehouse and equipment depreciation.

Fulfillment expenses increased by approximately RMB131.6 million or 1,786.6%, from approximately RMB7.4 million in the year ended December 31, 2021 to approximately RMB138.9 million (US$20.1 million) in the year ended December 31, 2022. For the years ended December 31, 2021 and 2022, the fulfillment expense accounted for approximately 0.6% and 4.7%, respectively, of our total product sales revenue. The increase in fulfillment expense mainly resulted from more spending in one of our key markets in Henan Province to facilitate the increasing transaction volume on waste household appliances and ferrous metals collections and additional fulfillment expense incurred in our new geographic market in Anhui Province for the year ended December 31, 2022.

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Selling and marketing expenses

Selling and marketing expenses consist primarily of marketing and channel promotion expenses, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

Selling expenses increased by approximately RMB7.7 million, or 409.7%, from approximately RMB1.9 million in the year ended December 31, 2021 to approximately RMB9.6 million (US$1.4 million) in the year ended December 31, 2022. The increase was primarily attributable to an increase of RMB7.7 million (US$1.1 million) in promotion expenses as we expanded our sales team and conducted more marketing and branding activities.

General and administrative expenses

General and administrative expenses consist primarily of personnel related expenses for general corporate functions, including accounting, finance, legal and human resource; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

General and administrative expenses increased by approximately RMB5.3 million, or 62.3%, from approximately RMB8.5 million in the year ended December 31, 2021 to approximately RMB13.8 million (US$2.0 million) in the year ended December 31, 2022. The increase primarily consisted of (i) an increase of approximately RMB1.4 million in salary due to more headcount and increased wages, (ii) an increase of approximately RMB2.0 million in business travel, meals and entertainment due to expanded operations and (iii) an increase of approximately RMB1.9 million in office expense due to expanded operations.

Research and development (“R&D”) expenses

Our research and development expenses primarily consist of personnel-related costs directly associated with research and development, including salaries, welfare and other benefits, material expenses for research and development, and other expenses such as third-party contractor costs, an allocated portion of facility and information technology costs, and depreciation. We expect our research and development expenses to increase in absolute amount as we continue to improve our technology and develop our applications and system.

R&D expenses were approximately RMB2.7 million and RMB4.6 million (US$0.7 million) for the years ended December 31, 2021 and 2022, respectively. The increase was due to more R&D projects completed by the Company for the year ended December 31, 2022.

Income from operations

As a result of the foregoing, our income from operations increased by 201.7% from RMB7.5 million in the year ended December 31, 2021 to RMB22.6 million (US$3.3 million) in the year ended December 31, 2022.

Interest expenses

Interest expenses were approximately RMB0.9 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2021 and 2022, respectively. The increase was because of a higher loan balance in 2022 as compared to that in 2021.

Other income, net

Our other income, net was approximately RMB2.2 million and RMB1.0 million (US$0.1 million) for the years ended December 31, 2021 and 2022, respectively. For the years ended December 31, 2021 and 2022, the government grants with no designated purpose or obligation to perform of RMB2.2 million and RMB0.7 million (US$0.1 million), respectively, were included as other income.

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Income before income taxes

For the years ended December 31, 2021 and 2022, income before income taxes was approximately RMB8.9 million and RMB22.3 million (US$3.2 million), respectively. The increase was primarily attributable to the increase in revenues, partially offset by increased costs and operating expenses as discussed above.

Provision for income taxes

Cayman Islands

CZTI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

Hong Kong

Under Hong Kong tax laws, CZTI HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 5% (the effective rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 10% and 5% respectively for 2021 and 2022.EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ABGreen Shenzhen, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2021. The certificate is valid until December 2024.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises to encourage entrepreneurship and stimulate the local economy. Certain subsidiaries of the Company were qualified as “small-scaled minimal profit enterprise”, where were entitled to preferential rate of 5% for the related taxation year. As those subsidiaries were in loss situation for the years ended December 2021 and 2022, the tax treatment noted above did not realize tax savings for the above-mentioned years.

The Company’s Income tax expenses amounted to approximately RMB3.1 million and RMB9.4 million (US$1.4 million) for the years ended December 31, 2021 and 2022, respectively.

Net income

As a result of the foregoing, net income amounted to approximately RMB 5.9 million and RMB12.9 million (US$1.9 million) for the years ended December 31, 2021 and 2022.

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Liquidity and Capital Resources

Substantially all our operations are conducted in China and all our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2022, and June 30, 2023, cash and restricted cash of approximately RMB 72.5 million and RMB 23.6 million were fully held by the Company and its subsidiaries in mainland PRC, respectively.

The Company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by State Administration of Foreign Exchange “SAFE”. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use the existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2022 and June 30, 2023, we had cash and restricted cash of approximately RMB 72.5 million (US $10.5 million) and RMB 23.6 million (US $3.2 million), respectively. As of December 31, 2022, our current assets were approximately RMB 523.8 million (US $75.9 million), and our current liabilities were approximately RMB 440.4 million (US $63.9 million), which resulted in a working capital of approximately RMB 83.4 million (US $12.1 million). As of June 30, 2023, our current assets were approximately RMB 472.5 million (US $65.2 million), and our current liabilities were approximately RMB 403.1 million (US $55.6 million), which resulted in a working capital of approximately RMB 69.3 million (US $9.6 million). Our net operating cash inflow was approximately RMB 34.1 million for the year ended December 31, 2021. Our net operating cash outflow was approximately RMB 80.3 million (US $11.6 million) for the year ended December 31, 2022 and approximately RMB 35.2 million (US $4.9 million) for the six months ended June 30, 2023.

Our accounts receivable from third parties represent primarily amounts due from our customers, which are recorded as net of allowance for credit loss. As of December 31, 2022 and June 30, 2023, our accounts receivable (including accounts receivable from related party), net of allowance, was RMB 319.6 million (US $46.3 million) and RMB 302.7 million (US $41.7 million), respectively. The decrease in accounts receivable was primarily due to our improved collection efforts. Our accounts receivable turnover days decreased from 24.1 days in 2021 to 15.6 days in fiscal 2022. Our accounts receivable turnover days for the six months ended June 30, 2022 and 2023 was consistently around 26 days. The increase in accounts receivable turnover days during the six months ended June 30, 2023 was primarily due to the expansion of our customer base, which includes larger customers that prefer slightly longer payment cycles.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

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Cash Flows

For the six months ended June 30, 2022 and 2023

The following summarizes the key components of our cash flows for the six months ended June 30, 2022 and 2023.

	For The Six Months Ended June 30,
	2022	2023
	(in thousands of RMB)
Net cash used in operating activities	(54,920)	(35,239)
Net cash used in investing activities	(14,029)	(10,486)
Net cash provided by (used in) financing activities	35,591	(3,244)
Net decrease in cash and restricted cash	(33,358)	(48,969)

Operating Activities

Net cash used in operating activities was approximately RMB 35.2 million (US $4.9 million) for the six months ended June 30, 2023. Net cash used in operating activities consisted of net loss of RMB 19.5 million (US $2.7 million) and an increase of approximately RMB 26.3 million (US $3.6 million) in advance to suppliers, a decrease of approximately RMB 23.1 million (US $3.2 million) in account payable, a decrease of approximately RMB 3.6 million (US $0.5 million) in tax payable, a decrease of approximately RMB 3.1 million (US $0.4 million) in advance from customers, and a decrease of approximately RMB 0.7 million (US $93,000) in operating lease liabilities, partially offset by non-cash adjustments of approximately RMB 1.2 million (US $0.2 million), a decrease of approximately RMB 17.0 million (US $2.3 million) in accounts receivable due to more collection in the current period, a decrease of approximately RMB 3.4 million (US $0.5 million) in inventories, a decrease of approximately RMB 17.3 million (US $2.4 million) in other receivable and other assets and an increase of approximately RMB 2.5 million (US $0.4 million) in accrued expenses and other liabilities.

Net cash used in operating activities was approximately RMB 54.9 million for the six months ended June 30, 2022. Net cash used in operating activities consisted of an increase of approximately RMB 164.7 million in accounts receivable due to more sales for the six months ended June 30, 2022, an increase of approximately RMB 6.0 million in advance to suppliers, an increase of approximately RMB 5.8 million in other receivables and other assets, a decrease of approximately RMB 3.4 million in deferred government grants, an increase of approximately RMB 1.0 million in inventories and a decrease of approximately RMB 0.6 million in operating lease liabilities, partially offset by net income of approximately RMB 5.6 million, non-cash adjustments of approximately RMB 1.1 million, an increase of approximately RMB 94.5 million in account payable, an increase of approximately RMB 24.5 in tax payable, an increase of approximately RMB 0.5 million in advance from customers and an increase of approximately RMB 0.5 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities was RMB 10.5 million (US $1.4 million) for the six months ended June 30, 2023, which consisted of purchase of property and equipment of approximately RMB 0.9 million (US $0.1 million), loans to third parties of approximately RMB 12.2 million (US $1.7 million) and loans to related parties of approximately RMB 2.1 million (US $0.3 million), partially offset by collection of related-party loans of RMB 4.7 million (US $0.7 million).

Net cash used in investing activities for the six months ended June 30, 2022 was approximately RMB 14.0 million, which consisted of purchase of long-term investment of RMB 10.0 million, purchases of property and equipment of approximately RMB 0.1 million, and loans to related parties of approximately RMB 7.4 million, partially offset by collection of third-party loans of approximately RMB 1.6 million and collection of related-party loans of RMB 2.0 million.

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Financing Activities

Net cash used in financing activities was approximately RMB 3.2 million (US $0.5 million) for the six months ended June 30, 2023, which consisted of repayment of short-term loans from related parties of approximately RMB 1.0 million (US $0.1 million), repayment of long-term loan from related parties of approximately RMB 6.0 million (US $0.8 million), repayment of bank loans of approximately RMB 1.9 million (US $0.3 million), repayment of loan payable to third parties of approximately RMB 46.8 million (US$ 6.5 million) and payment of deferred issuance costs of approximately RMB 2.4 million (US $0.3 million), partially offset by short-term loans from related parties of approximately RMB 1.2 million (US $0.2 million), proceeds from long-term loan from related parties of approximately RMB 7.0 million (US $1.0 million), proceeds from bank loans of approximately RMB 2.0 million (US $0.3 million) and proceeds from loan payable to third parties of approximately RMB 44.7 million (US $6.2 million).

Net cash provided by financing activities was approximately RMB 35.6 million for the six months ended June 30, 2022, which consisted of short-term loans from related parties of approximately RMB 47.5 million, proceeds from long-term loan from related parties of approximately RMB 20.4 million, proceeds from bank loans of approximately RMB 2.4 million, proceeds from loan payable to third parties of approximately RMB 55.7 million and shareholder contribution of approximately RMB 4.5 million, partially offset by repayment of short-term loans from related parties of approximately RMB 63.8 million, repayment of bank loans of approximately RMB 1.0 million and repayment of loan payable to third parties of approximately RMB 30.1 million.

For the years ended December 31, 2021 and 2022

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2022.

	For the Years Ended December 31,
	2021	2022
	(in thousands of RMB)
Net cash provided by (used in) operating activities	34,075	(80,325)
Net cash used in investing activities	(3,150)	(15,300)
Net cash provided by financing activities	8,321	124,831
Net increase in cash and restricted cash	39,246	29,206

Operating Activities

Net cash used in operating activities was approximately RMB80.3 million (US$11.6 million) for the year ended December 31, 2022. Net cash used in operating activities consisted of an increase of approximately RMB258.6 million (US$37.5 million) in accounts receivable due to more sales in fiscal 2022, an increase of approximately RMB4.7 million (US$0.7 million) in inventories, an increase of approximately RMB35.4 million (US$5.1 million) in advance to suppliers, an increase of approximately RMB32.7 million (US$4.7 million) in other receivable and other assets, a decrease of approximately RMB40.9 million (US$5.9 million) in advance from customers, a decrease of approximately RMB4.5 million (US$0.6 million) in deferred government grants and a decrease of approximately RMB1.2 million (US$0.2 million) in operating lease liabilities, partially offset by net income of RMB12.9 million (US$1.9 million), non-cash adjustments of approximately RMB2.6 million (US$0.4 million), an increase of approximately RMB217.7 million (US$31.6 million) in account payable, an increase of approximately RMB15.9 million (US$2.3 million) in accrued expenses and other liabilities and an increase of approximately RMB48.4 million (US$7.0 million) in tax payable.

Net cash provided by operating activities was approximately RMB34.1 million for the year ended December 31, 2021. Net cash provided by operating activities consisted of net income of approximately RMB5.9 million, non-cash adjustments of approximately RMB1.2 million, an increase of approximately RMB30.1 million in account payable, an increase of approximately RMB44.1 million in advance from customers, an increase of approximately RMB3.9 million in accrued expenses and other liabilities and an increase of approximately RMB12.0 million in tax payable, partially offset by an increase of approximately RMB27.0 million in accounts receivable due to more sales in the year ended December 31, 2021, an increase of approximately RMB16.7 million in advance to suppliers and an increase of approximately RMB19.1 million in other receivable and other assets.

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Investing Activities

Net cash used in investing activities was RMB15.3 million (US$2.2 million) for the year ended December 31, 2022, which consisted of a long-term investment of approximately RMB10.0 million (US$1.5 million), purchase of property and equipment of approximately RMB0.7 million (US$0.1 million) and loans to related parties of approximately RMB9.2 million (US$1.3 million), partially offset by collection of third-party loans of approximately RMB1.7 million (US$0.2 million) and collection of related-party loans of approximately RMB2.9 million (US$0.4 million).

Net cash used in investing activities in the years ended December 31, 2021, was approximately RMB3.2 million, which consisted of a long-term investment of approximately RMB35,000, purchases of property and equipment of approximately RMB0.9 million, loans made to third parties of approximately RMB2.5 million and loans to related parties of approximately RMB0.5 million, partially offset by collection of third-party loans of approximately RMB0.8 million.

Financing Activities

Net cash provided by financing activities was approximately RMB124.8 million (US$18.1 million) for the year ended December 31, 2022, which consisted of short-term loans from related parties of approximately RMB51.8 million (US$7.5 million), proceeds from long-term related parties loans of approximately RMB99.0 million (US$14.3 million), proceeds from bank loans of approximately RMB9.2 million (US$1.3 million), proceeds from loan payable to third parties of approximately RMB103.1 million (US$15.0 million), shareholder contribution of approximately RMB4.5 million (US$0.7 million), partially offset by repayment of short-term loans from related parties of approximately RMB66.0 million (US$9.6 million), repayment of bank loans of approximately RMB3.1 million (US$0.4 million), repayment of loan payable to third parties of approximately RMB71.8 million (US$10.4 million) and payment of deferred issuance costs of approximately RMB2.0 million (US$0.3 million).

Net cash provided by financing activities was approximately RMB8.3 million for the year ended December 31, 2021, which consisted of short-term loans from related parties of approximately RMB99.8 million, proceeds from loan payable to third parties of approximately RMB37.3 million, proceeds from bank loans of approximately RMB3.0 million, shareholder contribution of approximately RMB1.9 million, partially offset by repayment to related parties of approximately RMB92.4 million, repayment of bank loans of approximately RMB1.6 million, repayment of loan payable to third parties of approximately RMB39.7 million.

Capital Expenditures

The Company made capital expenditures of approximately RMB0.1 million and RMB0.9 million (US$0.1 million) for the six months ended June 30, 2022 and 2023, respectively. The Company made capital expenditures of approximately RMB0.9 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2021 and 2022, respectively. Our capital expenditures were used for purchases of equipment and acquiring intangible assets. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had outstanding bank loans of RMB3.0 million, RMB9.1 million and RMB9.2 million (US$1.3 million) as of December 2021, 2022, and June 30, 2023, respectively. The Company has also entered into operating lease agreements to rent sorting centers, warehouse and office spaces.

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The following table sets forth our contractual obligations and commercial commitments as of June 30, 2023:

(All amounts, in thousands of RMB)

	Payment Due by Period
	Total	Less than 1 Year (*)	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	240	240	-	-	-
Bank loans	9,241	9,116	125	-	-
Loan from third parties	40,512	40,512	-	-	-
Due to related parties	980	980	-	-	-
Long-term loan payable to related parties	99,958	-	-	99,958	-
Total	150,931	50,848	125	99,958	-

For our contractual obligations less than one year:

(1)	Bank loans: As of December 31, 2023, the Company has repaid RMB 1.0 million of its aggregate RMB 9.1 million loan through its working capital. On September 27, 2023, the Company renewed a total of RMB 4.0 million in bank loans with Ping AN Bank, which extended the loans maturity date until September 26, 2024. On December 13, 2023, the Company renewed a total of RMB 2.0 million in bank loans with Industrial and Commercial Bank of China, which extended the loans maturity date until December 12, 2024. The Company anticipates renewing the RMB 2.0 million bank loan with China Construction Bank on or before May 25, 2024. The Company anticipates paying of its remaining 0.1 million loan with BMW Financial Services on or before May 27, 2025.

(2)	Loan from third parties: As of December 31, 2023, the Company has repaid RMB 0.8 million of its aggregate RMB 40.5 million loan through its working capital. For the rest loan balance, the Company expects to settle the balance in the first quarter of 2024 through its own working capital. On the other hand, the third-party lenders also confirmed in December 2023 that the Company has the option to extend the original loan term over 1 year and repay the loan balance based on the Company’s own working capital condition.

(3)	Due to related parties: The Company owes a balance of approximately RMB 0.98 million to its controlling shareholder Mr. Baitong Tang. Mr. Tang has, and agrees to continue to, provide financial support to the Company on an as-needed basis; therefore, the Company can effectively manage the related repayment based on its cash on hand.

Giving effect to the bank loans and other financing activities, the Company believes that its existing working capital should sufficiently support its operations at current levels for at least the next twelve months.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2021, and 2022 and for the six months ended June 30, 2022, and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

See “Our Business — Our Research and Development” and “Our Business — Intellectual Property”.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Polices and Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

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Accounts receivable and allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023, using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable represent the amounts that the Company has an unconditional right to consideration and is recorded net of allowance for credit losses. The Company estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted. No allowance was recorded as of June 30, 2023, December 31, 2022 and 2021, respectively.

Revenue recognition

The Company adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a waste services company and revenues are generated primarily from sales of waste products and service that the Company offers to its customers. The Company also generates revenues from sales of pre-owned electronic products through offline and online stores it operates.

Product revenue

Waste household appliance and waste ferrous metals

Most of the Company’s revenue comes from recycling and sales of waste household appliances and ferrous metals through offline channels. The Company’s waste household appliances and ferrous metals recycling process involves the selection and collection of waste household appliances from location suppliers and sales to customers, primarily including recycling centers, transit yards, and sorting centers, and industrial companies. The Company presents revenue generated from its product sales on a gross basis as the Company has control of the goods and has the ability to direct the selection and collection of goods to obtain substantially all the benefits and recognizes revenue at a point in time when control of the goods is transferred to the customers, which generally occurs upon acceptance by customers. The Company’s contracts with customers are primarily on a fixed-price basis and generally do not contain a right of return or cancellable provisions.

Pre-owned electronic products

The Company also sells pre-owned electronic products through online and offline stores it operates. For online sales, the Company recognizes revenue from the sale of pre-owned electronic products through the online stores it operates. The Company utilizes external delivery service providers to deliver goods to its customers. The customers pay for the goods in advance. The Company presents revenue generated from its sales of pre-owned electronic products on a gross basis as the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Due to China’s statutory requirement for 7 days return policy for all online purchase, revenues from online sales of pre-owned electronic products are recognized at the point of time when control is transferred, which typically happens upon 7 days after the acceptance. The Company’s contracts with customers are primarily on a fixed-price basis. Product revenues are reduced by discounts and allowances provided to customers, which have been immaterial in the historical periods. After the 7 days, customers generally do not have the right to return products unless damaged or defective.

For sales of pre-owned electronic products through offline stores, the Company recognizes revenue at the point of time when customers pay and obtain control of the products.

The Company typically provides one-year standard product warranties on the pre-owned electronic products sold. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Company accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized, which has been immaterial in the historical periods. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products.

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Net service revenue

Regional service revenue

The Company utilizes its own apps to gather local waste household appliance information and shares the market information with regional partners to leverage their business with the Company’s technical, operational and marketing supports, in return, the Company charged a fixed amount of regional service fee over the contractual period from certain regional partners for the years ended December 31, 2021 and 2022. As of January 1, 2023, the Company no longer enters into any new regional service contracts with regional partners. For the years ended December 31, 2021, and 2022, the Company determined the performance obligation of regional service is satisfied over time as the regional partners simultaneously received and consumed the benefits of accessing to the Company’s app and the related technical, operational and marketing supports provided by the Company. The Company has an enforceable right to payments for the work performed. Therefore, revenues for regional services provided were recognized over time based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. The Company used an input method based on cost incurred as the Company believes that this method most accurately reflected the Company’s progress towards satisfaction of the performance obligation.

The Company charged regional service revenue from certain regional partners but incurred certain marketing reimbursement to the same location partners. In such a case, the Company determined that consideration payable to a customer shall be accounted as a reduction of the regional service revenue in accordance with ASC 6060-10-32-25.

System service revenue

The Company’s app facilitates the waste collection transaction between the location suppliers and householders. Location suppliers can collect the waste household appliances from users based on the waste information published by the user on the Company’s app. The Company charges a fixed system service fee from location suppliers for each successful waste collection transaction facilitated through the Company’s app. System service revenues are recognized at a point in time upon when the facilitation service is completed (i.e., at the time location suppliers confirm the collection of the waste household appliances from the user). System service fees are not refundable.

Software development revenue

Revenue from software development services is primarily comprised of fixed-fee contracts, which require the Company to develop specific applications based on customer requests, usually within less than 3 months. The Company does not have any enforceable right to payment for performance completed to date. Revenue is recognized at a point in time when the application is delivered and accepted by the customers.

Internal Control over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Prospectus/Offer to Exchange, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2022. The material weaknesses identified relate to (i) our Company’s lacks of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the lack of formal internal control policies and independent supervision function to establish formal risk assessment process and internal control framework.

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Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weakness, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Quantitative and Qualitative Disclosure about Market

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB, and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation to affect the remittance.

It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Credit Risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2021, 2022 and June 30, 2023, the aggregate amount of cash and restricted cash of RMB 43,318, RMB 72,524 (US $10,515) and RMB 23,555 (US $3,248), respectively, was held at major financial institutions in PRC. The Company believes that no significant credit risk exists as all of the Company’s cash and cash equivalents are held with PRC financial institutions that the Company’s management believes to be high credit quality. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses on our bank borrowings. Our bank borrowing bears interest at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we have been charged annual interest rates of generally between 3.95% and 18.0% on average on our bank loans. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of June 30, 2023, we had approximately RMB 9.2 million (US $1.3 million) in bank borrowings. For illustrative purposes, if the interest rate charged on such bank borrowings were to increase by 1%, our interest expenses would increase by approximately RMB 0.09 million (US $0.01 million) on an annual basis. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

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INDUSTRY OVERVIEW

Unless otherwise noted, all the information and data presented in this section have been derived from an industry report commissioned by us and prepared by China Insights Consultancy, an independent research firm, entitled “Industry report on China’s renewable resource recycling industry,” dated June 2023 (the “CIC Report”). China Insights Consultancy has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of China’s renewable resources recycling industry

China’s renewable resource recycling industry’s market size - weight

Chinese renewable resource recycling industry experienced steady growth in the recent five years in terms of the weight of recycled resources. The market size of the renewable resource recycling industry, in terms of the weight of recycled resources, China, 2017-2027E is shown as below.

Source: CIC Report

●	Renewable resources include iron and steel scrap (waste ferrous metals), waste non-ferrous metals, plastic waste, waste papers, scrap tires, wasted household appliances, wasted consumer electronics, scrap vehicles, textile waste, scrap glass, and waste batteries. The Chinese renewable resource recycling industry experienced steady growth in terms of the weight of recycled resources in the recent five years. The industry recycled 418.1 million tons of waste in 2022, increasing from 283.2 tons in 2017 and representing a CAGR of 8.1% between 2017 and 2022, in which iron and steel scrap accounted for the majority. The weight of wasted batteries, wasted household appliances and wasted vehicles increased tremendously between 2017 and 2022 among all renewable resources in China, indicating a CAGR of 24.2%, 20.2%, and 10.5%, respectively.

●	As the Chinese government proposes to realize carbon peak by 2030 and carbon neutrality by 2060, coupled with people’s growing awareness of recycling resources in China, the Chinese resources recycling industry market is expected to see an upward trend in the future and market size is estimated to reach 590.3 million tons in 2027, registering a CAGR of 7.1% between 2022 and 2027.

China’s Waste Household Appliances and Waste Consumer Electronics recycling industry’s market size – weight

Waste household appliances and waste consumer electronics are two segments of the renewable resources recycling industry.

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Source: CIC Report

●	Waste household appliances industry and the waste consumer electronics industry are two crucial segments of the renewable resources recycling industry in China. In terms of weight, these two industries recorded robust growth during the period from 2017 to 2022, increasing from 4.8 million tons in 2017 to 12.2 million tons in 2022, with a CAGR of 20.2% during the period. Given household appliances have the higher weight, the waste household appliances recycling industry enjoys the most share, and it rose from 4.8 million tons to 12.1 million tons, indicating a CAGR of 20.2% in the recent five years, while the waste consumer electronics recycling industry’s figure increased to 34.2 thousand tons in 2022.

●	As people gradually develop the habit of recycling waste electrical and electronic equipment, and since such materials contain valuable metal contents, the total market size of these two recycling industries is expected to increase to 21.8 million tons, and the wasted household appliances recycling market’s figure is estimated to arrive at 21.7 million tons by 2027.

In terms of the recycled volume, the market size of China’s wasted household appliances recycling industry reached 856.1 million units in 2022.

Market drivers of China’s renewable resources recycling industry

Emergence of online platforms

With the continuous development of the internet, the ability to collect and integrate information is becoming stronger, which also promotes the development of the renewable resources recycling industry. In this industry, internet platforms can help match supply and demand. By declaring recycling needs on the platform, professional recycling personnel receive information and collect items at the doorstep which not only solves the problem of low efficiency in information dissemination in the renewable resources recycling industry but also reduces operating costs for producers and provides consumers with more convenient recycling methods, achieving efficient renewable resources recycling. In addition, internet platforms make recycling information more transparent, which can effectively improve the price differences caused by information asymmetry and protect the rights and interests of enterprises and consumers.

Expanding volume of renewable resources

In recent years, with China’s economic growth, the volume of renewable resources recycling in China has maintained an upward trend. For example, the recycled volume of waste household appliances increased from 331.9 million units in 2017 to 856.1 million units in 2022, representing a CAGR of 20.9%. The recycled volume of waste consumer electronics increased from 49.8 million units in 2017 to 128.8 million units in 2022, representing a CAGR of 20.9%. The growth of the relevant product’s existing volume has created a large number of potential renewable resources for renewable resource recycling companies. The volume of renewable resources is estimated to continue to increase, further boosting China’s renewable resources recycling industry.

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Favorable government policy

Supportive government policies and regulations are guiding the healthy and stable development of the industry. In China, government and relevant departments have issued a series of industry policies such as “the 14th Five-Year Plan for Circular Economy Development” to encourage strengthening the construction of the recycling and treatment system. The government and society pay close attention to the “dual carbon” issue. The rapid development of the renewable resources recycling industry can effectively reduce the total amount of carbon emissions, which plays an important role in achieving the “dual carbon” goals. Therefore, under the general direction of the “dual carbon” goals and the continued attention from the government and society, the renewable resources recycling industry will also usher in new development opportunities.

Competitive landscape of the China’s renewable resources recycling industry

According to the CIC Report, most leading players are usually dominant in various renewable resource recycling sub-industries, such as water, waste electrical and electronic equipment, solid waste, among others. Most top recycling companies started their business with a specific focus. As they become leaders in their original domain, business expansion starts, and these forerunners gradually become comprehensive waste recycling solution providers. These companies would have a strong core business unit and diversified business portfolio, thus can receive stable profit while hedging risks. Companies are known for their expertise in certain domains, and the trust is expanded to other business conducted by the company.

In China, waste household appliances can be collected and recycled by different market players, including individual recycling personnel, online recycling platforms, household appliance producers with EPR, e-commerce platforms, and disassembly plants’ self-established recycling platforms. Most waste household appliances are recycled by individual recycles given they have access to wasted household appliances nearby, but its market share is gradually overtaken by online recycling platforms because these platforms integrate increasing networks and well-trained recycling personnel to recycle all wasted appliances. Household appliance producers with EPR and e-commerce platforms gain popularity among people, but these platforms only handle specific wasted household appliances, while disassembly plants have poor recycling networks with no door-to-door recycling ability and usually rely on other recycling platforms. According to the CIC Report, we are the largest waste household appliance recycling platform in China among all market players, recycling approximately 11.5 million units of wasted household appliances since our inception to December 31, 2022 and generating a revenue of RMB 2,978.2 million (US $431.8 million) in 2022.

The following are the key success factors of China’s renewable resources recycling industry:

●	Control over supply side resources. The supply of recycling resources is one of the most critical parts of the value chain. Through years of development, leading companies have controlled over supply side resources and widely obtain the supply of recycling resources from various channels such as consumers, small merchants, and the manufacturers. The companies controlling access to a wide range of supply-side resources are more likely to surpass other rivals in the market.

●	Recycling and dismantling capabilities. Market participants with capabilities to recycle and dismantle can help to provide stable raw material and quality assurance for downstream companies. Meanwhile, companies can further resource utilization rate, thereby increasing companies’ profits. Moreover, market players with recycling and dismantling capabilities have advantages in recycling pollution control, which contributes to the sustainable development of society.

●	Online platform operation. The layout of online platform operations has broadened a wider range of recycling channels, thereby opening the door to greater market opportunities. The information on recycling resources provided by online platform provides a channel for door-to-door recycling and improves recycling efficiency. Recourses recycling companies that deploy online channels are more likely to succeed.

●	Scale effects. The realization of economies of scale in China’s renewable resources recycling industry is particularly crucial. With the increase in the supply scale and inventory scale of recycled resources, companies can solidify and generate positive effects on bargaining power, enabling businesses to improve their price competitiveness in the market.

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Entry Barriers of the Chinese renewable resources recycling industry

Qualification barrier

According to China’s regulations, enterprises need to obtain business and administrative approval before entering the renewable resource recycling industry. With increased market competition, it has become more challenging for new entrants to enter the industry. Additionally, in the downstream dismantling sector, as environmental laws become increasingly stringent, small and non-compliant dismantling plants within the renewable resource recycling industry will find it increasingly difficult to continue their operations, as there are significant industry qualifications barriers for the dismantling business.

Capital barrier

Most renewable resources recycling companies require a large amount of capital investment for construction of the recycling channel, plant construction, transportation, warehousing, and R&D. During operation, a large amount of labor and multi-regional logistics is required, leading to high requirements for capital. The renewable resources recycling companies require a large amount of capital investment in the early stage. As a result, the capital barrier has become one of the barriers for new entrants.

Technology barrier

The renewable resources recycling industry is a technology-intensive industry that integrates key technologies in energy conservation and environmental protection, which requires relatively high requirements for research and development experiments. The R&D and technical personnel accumulated over the years by leading companies are difficult to obtain by new entrants in a short period.

BUSINESS

Our Mission

To develop zero waste product solutions and contribute to a better living environment by leveraging technology.

Overview

Who We Are

Established in 2016, we, through our Operating Entities, are a technology driven renewable resources recycling company and system provider and, according to the CIC Report, the largest waste household appliance recycling platform in China, recycling approximately 11.5 million units of waste household appliances since our inception to December 31, 2022. We purchase and sell recycled renewable resources, primarily waste ferrous metals and waste household appliances, and provide our renewable resources recycling platform and services based on an O2O (Online to Offline) model through online applications and offline sites. We believe that we are positioned as an innovative driving force in the traditional recycling business, leading the digitization of recycling ecosystems in China. Our goal is to establish comprehensive, digitized, and standardized waste recycling services, covering all categories of recyclable materials.

Through a combination of internet technology and offline recycling networks, we have established a digitized ecosystem, which includes the entire product lifecycle service solutions spanning from waste product pickup, sorting, disposal, and finally, reuse. Our digital pathway enables suppliers, enterprises, recycling personnel, and recycling sorting centers to efficiently implement the recycling and reuse of renewable resources.

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Our first operating subsidiary in China, ABGreen Shenzhen, was founded in 2016, and, in 2017, we launched our proprietary technology software and applications Boolv ShouShou and Boolv Collect. Currently, more than 60,000 electrical and electronic appliance sales personnel are registered in our mini-program Boolv ShouShou and provide waste household appliances and consumer electronics source information. More than 30,000 third-party recycling personnel who perform on-site collection of renewable resources are registered in our Boolv Collect app, which allows registered recycling personnel to bid for and accept recycling orders by connecting with suppliers on our renewable resources recycling online system.

In 2017, our “O2O model of integration of irregular waste household appliances and consumer electronics recycling” received an award from the Global Environment Facility/Small Grants Program. In the same year, we were awarded the “Green Innovation Award” at the 10th International Conference on Electrical and Electronic Product Recycling Technology and Manufacturer Responsibility Extension.

In 2017, we became one of the first to be selected by Beijing Development and Reform Commission, Beijing Urban Management Commission, Beijing Municipal Commission of Commerce, and Beijing Economic and Information Technology Commission for the construction of a new recycling system for waste electrical and electronic equipment in Beijing. We also participated in the development of industry policies for electronic waste, mobile phones, and second-hand waste (including waste household appliances) to set national industry standards in China, including policies for green supply chain management, secure data erasing of used mobile phones, and the construction of an internet-based, second-hand product trading system. In 2020, we launched our Boolv Sorting Center app for sourcing information on collection, inventory management, and settlement systems. The app is now used in third-party recycling stations, transit yards, and sorting centers, in addition to our sorting center.

In 2021, we launched our recycling and disposal of waste metallic resources business, which developed rapidly and became the recycling category that contributed to the largest percentage of our revenue in fiscal years 2021 and 2022. In the same year, we obtained the “National High Tech Enterprise” title from Shenzhen Science and Technology Innovation Commission, Shenzhen Finance Bureau, and Shenzhen Taxation Bureau of the State Administration of Taxation of the PRC. In addition, we were honored to be listed by the Ministry of Commerce of China as a “Key Enterprise for Resources Recycling.” These recognitions demonstrate our continued commitment to technology innovation, sustainability, and making a positive impact on the recycling industry.

In 2022, we established a waste vehicle dismantling system through our operating subsidiary ABGreen AnKang and began the application process for the business license to recycle and dismantle waste vehicles, which we anticipated to be received in the first half of 2024.

Our business scope currently includes waste metallic resource recycling, waste household appliances recycling, consumer electronics recycling, as well as downstream services such as waste household appliances and waste consumer electronics dismantling and disposal. Our main revenue is generated from waste metallic resources and waste household appliances. In 2021 and 2022, our revenues reached RMB 1.1 billion and RMB 3.0 billion (or US $0.4 billion), respectively, with a year-over-year growth of 159.6% in 2022 compared to 2021. For the six months ended June 30, 2023, our revenue was approximately RMB 2.2 billion, increasing by 113.1% from the first half of 2022.

Our Offline Recycling System

We purchase and sell recycled renewable resources, primarily waste metallic resources such as ferrous metals and waste household appliances, generating approximate 98.7% of our revenue from our offline operations in fiscal year 2022 and approximately 99.7% of our revenue from our offline operations in the first half of 2023. Recycling personnel perform an on-site collection of items through telephone communication with individual suppliers or traditional recycling outlets and deliver the collected renewable resources to recycling stations, transit yards, or sorting centers. In addition, individual suppliers or enterprise suppliers will send their renewable resources directly to recycling stations, transit yards, or sorting centers.

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(i) Waste household appliances: Recycling stations, transit yards, and sorting centers conduct unified classification, sorting, and allocation of the waste household appliances. We purchase the waste household appliances from such centers and sell to downstream platforms (such as third-party online second-hand platforms or offline second-hand markets) and dismantling and disposal enterprises.

(ii) Waste metallic resources: We purchase waste metallic resources from traditional recycling personnel and traditional recycling outlets and conduct large-scale procurement and sales to downstream waste metal processing companies and steel mills.

Recycling Station, Transit Yard, and Sorting Center Partners

Since we began operations in 2016, we have established relationships with approximately 2,940 recycling stations covering over 500 cities (including county-level cities) nationwide in China. In addition, we have established partnerships with approximately 237 transit yards and sorting centers, the majority of which are operated by third-party operators while one sorting center is operated by us. The recycling stations, transit yards, and sorting centers centralize and efficiently coordinate the supply, scheduling, storage, classification, and sales of renewable resources.

Dismantling and disposal enterprise partners

Currently, we have invested in a dismantling enterprise, Hubei Jinke, a PRC company of which ABGreen Shenzhen is a minority shareholder and we have also cooperated with 15 other dismantling enterprises. We believe our efficient sourcing network with stable and large-scale supply capacity to these downstream customers are recognized by many such dismantling enterprises, leading to a wide range of distribution channels for our recycled renewable resources.

Our offline operations are supported by our renewable resources recycling platform and services based on an O2O (Online to Offline) model through our online applications and technology.

Our Technology

We believe that innovation and technological advances are our core principles. We integrate industry-leading technologies such as traceability management, data analysis, and location-based services (LBS), as well as unique product identifiers. We utilize these technologies within our mobile applications, WeChat and Alipay mini-programs, and computer software.

1. Mini-Program on WeChat and Alipay: Boolv ShouShou

Boolv ShouShou

Online Integration Of Recycling Information

Registered Sales Personnel
Platform Partners
Consumers
Online Registration
Shou Shou Mini Program
Online Registration
Enterprise Partners
System Interconnection

Consumers | Registered Sales Personnel | Platform Partners | Enterprise Partners

Our Boolv ShouShou mini-program on WeChat and Alipay collects information on recycling waste electrical and electronic equipment. The application’s primary users are sales personnel at electrical appliance and electronics stores, and end consumers. Sales personnel are paid a commission through the app by the Company if the registered waste or used household appliances and consumer electronics by the sales personnel are then recycled successfully. We believe we are the only renewable resources recycling company in China that connects sales personnel to our software system. The commission-based system has generated a continuous increase in the number of sales personnel who become our source information providers. As of June 30, 2023, we have over 70,000 registered users of Boolv ShouShou, approximately 60,000 of which are sales personnel and 10,000 of which are end consumers (consumers are not paid a commission for the facilitating of a recycling transaction).

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2. App: Boolv Collect

Our Boolv Collect app allows registered recycling personnel who perform on-site collection of renewable resources to bid and accept recycling orders on our renewable resources recycling online system. After registered recycling personnel complete an order, we deduct an information service fee ranging from RMB 5 to RMB 10 per order from the payment to the recycling personnel. Our employees can also use this application to manage on-site recycling services, such as listing products, fulfilling orders, and providing local pickup and delivery services. As of June 30, 2023, Boolv Collect has over 30,000 registered recycling personnel who are associated with approximately 2,940 recycling stations that cover over 500 cities across the country.

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3. App: Boolv Sorting Center

Our Boolv Sorting Center application provides an inventory management system for recycling stations, transit yards, and sorting centers. The majority of such recycling stations, transit yards, and sorting centers are operated by third-party operators while one sorting center is operated by the Company. The app’s operations include receiving goods, inventory checking, and sales management, and it can function as remote supervision and record real-time inventory statistics. Currently, this app is used in our recycling sorting stations and our partners’ facilities.

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Our Technology and O2O Workflow

The diagram and description below illustrate the major components of our online and offline workflow:

Our technology system digitally integrates the steps of the renewable resources recycling life cycle. We have developed a unique venue through our mini-program Boolv ShouShou, with over 60,000 registered sales personnel from electrical appliance and electronics stores nationwide in China as of June 30, 2023. These sales personnel serve as our registered users, providing daily recycling information for waste household appliances and waste consumer electronics to our program. Our system sends this data through our app Boolv Collect to targeted registered recycling personnel, who then arrange orders through our app and perform door-to-door pick up of the waste household appliances and waste consumer electronics at the location of the consumer/supplier.

Our system generates strong value propositions for our registered recycling personnel and recycling stations, transit yards, and sorting centers. When registered with our system, recycling personnel can continuously receive sizable orders efficiently. Recycling stations, transit yards, and sorting centers receive daily renewable resource supply information from registered recycling personnel and up-to-date pricing information from our system. With our extensive network of downstream customers such as dismantling and disposal enterprises, online third-party second-hand sales platforms, offline second-hand markets and dismantling enterprises, we offer the recycling stations, transit yards, and sorting centers a quick turnaround and profit realization as we resell the standardized and sorted renewable resources to our downstream customers.

1. How to place an order:

A. Offline: Users/suppliers place recycling orders through phone or instant messaging for door-to-door on-site pick-up by recycling personnel or deliver the recycled items directly to recycling stations, transit yards, or sorting centers.

B. C-end users: Our C-end users/suppliers, which are generally individual users, place orders by first logging into WeChat or Alipay, then searching for the Boolv ShouShou mini-program to register recycling information of items.

C. B-end enterprises: Our B-end users/suppliers, which generally are commercial enterprise users, place orders through their application programming interface with the Company, where enterprise users synchronize orders registered through the system. More than 60,000 electrical and electronic appliance sales personnel at commercial enterprises, however, are registered in our Boolv ShouShou mini-program and provide recycling information of items through Boolv ShouShou.

D. Third-party platforms: Users/suppliers place orders through third-party platforms by using the Boolv ShouShou program link on the third-party platform’s WeChat official account, official website, online shopping center, or other channels.

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2. Procurement of Renewable Resources:

A. Offline: Recycling personnel perform an on-site collection of items through telephone communication with individual suppliers or traditional recycling outlets and then deliver the collected renewable resources to recycling stations, transit yards, or sorting centers. Meanwhile, individual suppliers or enterprise suppliers will send their renewable resources directly to recycling stations, transit yards, or sorting centers.

(i) Waste household appliances: Recycling stations, transit yards, and sorting centers conduct unified classification, sorting, and allocation of the waste household appliances. We purchase the waste household appliances from such centers and sell to downstream platforms and dismantling and disposal enterprises.

(ii) Waste metallic resources: We purchase waste metallic resources from traditional recycling personnel and traditional recycling outlets and conduct large-scale procurement and sales to downstream waste metal processing companies and steel mills.

B. Online: Recycling personnel download the Boolv Collect app through the app store or the ABGreen’s (爱博绿) WeChat official account. After registering as our registered recycling personnel, they can find location-based recycling orders nearby through our Boolv Collect app and make appointments with suppliers for on-site evaluation and pick-up after confirming the receipt of the order. The recycled items that are collected and delivered by the recycling personnel will then be sold to and stored at recycling stations, transit yards, or sorting centers. After registered recycling personnel complete an order, we deduct an information service fee ranging from RMB 5 to RMB 10 per order from the payment to the recycling personnel.

3. Sorting and sales of the recycled items:

A. The recycling station, transit yard, or sorting center operators download the Boolv Sorting Center app through the app store or the ABGreen’s (爱博绿) WeChat official account and register for use.

B. Inventory management and sales:

(i) When renewable resources from upstream suppliers enter the recycling stations, transit yards, and sorting centers, the operators and management personnel at such centers will then enter the items into the Boolv Sorting Center app based on type, quantity, brand, among other classification categories, and initiate payment to the supplier through the app. Through our O2O process, we then purchase and uniformly resell the recycled items to steel mills and waste metal processing companies (for waste metallic resources), online and offline downstream second-hand sales platforms and markets, and dismantling and disposal enterprises.

(ii) Sales to second-hand platforms and markets: Renewable resources are sold to third-party online second-hand platforms or offline second-hand markets.

(iii) Sales to dismantling and disposal enterprises: Renewable resources are also sold to third-party dismantling and disposal enterprises, including Hubei Jinke.

4. Dismantling and reuse. Hubei Jinke engages in the downstream businesses of dismantling and disposal, hazardous waste treatment, and recycled plastic granulation. It dismantles renewable resources into raw materials such as metallic resources and plastics by extracting precious metals such as gold and silver from dismantled materials such as circuit boards, and it also recycles and refines ternary cathode materials from lithium batteries. In addition, Hubei Jinke granulates and modifies the disassembled plastic into renewable and environmentally friendly raw materials. We then sell such processed, environmentally friendly renewable materials to production and manufacturing enterprises, forming a closed-loop service of the recycling supply chain from collection, disassembly and processing to reuse.

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Our Recycling Categories, Scale and Financial Performance

1. Metallic Resources Recycling

According to the CIC Report, our industry recycled 418.1 million tons of waste in 2022, increasing from 283.2 tons in 2017 and representing a CAGR of 8.1% between 2017 and 2022, in which iron and steel scrap (waste ferrous metals) accounted for the majority. Through the synergy in our O2O model between our technology driven online system and our extensive offline recycling network, the data from approximately 2,940 registered recycling stations in over 500 cities within our renewable resources recycling system, indicated that these stations recycle a large amount of metallic resources. Our research and analysis indicated that waste metallic resources occupy a large market percentage of the renewable resources recycling industry and are characterized with easy standardization and high turnover rate. In 2021, based on our business expansion plan and downstream distribution channels of steel mills and waste metal processing enterprises, we expanded our business into recycling metallic resources. Since then, the waste metallic resources recycling business has become our largest source of revenue. In 2021, we achieved sales revenue of RMB 711.2 million and a recycling volume of 200,000 tons from metallic resources. In 2022, our sales revenue from metallic resources reached RMB 2,037.6 million (approximately US $295.4 million) and their recycling volume reached approximately 700,000 tons.

Compared to other waste metallic resources recycling companies in the market, we believe we have three major advantages:

A. National recycling network. With regional coverage of more than 500 cities (including county-level cities) and approximately 2,940 recycling stations, we are able to cover a diverse recycling sourcing network, quickly respond to sources of supply, and expand into the business of other recycling categories of renewable resources.

B. Digitized technology and standardized process for the metallic resources recycling industry. We have the ability to track the management of the metallic resources’ sources of supply, which ensures the procurement quality for downstream steel mills and waste metal processing enterprises. We believe our digitized technology and standardized process of recycling has enabled us to gain greater brand recognition, and business attachment to our upstream suppliers and downstream customers, and overall build trusting relationships with them.

C. Established downstream network. Our O2O system engages the entire life cycle of the renewable resources recycling industry, from recycling and sorting to dismantling and processing into renewable materials. Within our network, we have currently established strategic partnerships with over 10 large steel production enterprises.

2. Waste Household Appliances

We purchase waste household appliances, such as refrigerators, air conditioners, and personal computers, from online and offline upstream suppliers and uniformly resell the recycled items to online and offline downstream platforms and dismantling and disposal enterprises. In 2022, our recycling volume of waste household appliances exceeded 7 million units, generating revenue of approximately RMB 903.2 million (or US $131.0 million).

3. Pre-owned Electronic Products

We also sell pre-owned electronic products through online and offline stores we operate. We utilize external delivery service providers to deliver goods to customers. In 2022, our revenue from the sales of pre-owned electronic products was approximately RMB 3.0 million (or US $0.4 million) through our offline stores and RMB 1.6 million (or US $0.2 million) through our online stores.

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4. System Service Revenue

Through our Boolv ShouShou mini-program on WeChat and Alipay, we collect information on waste household appliances, waste consumer electronics, and other products from sales personnel and users/suppliers. We then form orders, distribute the orders to registered recycling personnel through our app Boolv Collect, and arrange door-to-door pick-up. After successful pick-up, the registered recycling personnel pays an information service fee to our system. In 2022, our system service revenue reached approximately RMB 7.1 million (or US $1.0 million).

5. Regional Service Revenue

Utilizing the market information gathered through our mini-program and app, we provide comprehensive system services for regional business partners, including technical support services, brand promotion and operational services. In 2022, our regional service revenue reached approximately RMB 22.2 million (approximately US $3.2 million). As of January 1, 2023, we no longer enter into any new regional service contracts with regional partners.

6. Software Development Revenue

We provide customized software products and technology systems for corporate clients to meet their business needs. In 2022, our revenue from software development reached approximately RMB 3.5 million (approximately US $0.5 million).

Market Opportunities in China for Creating a New Technology-Driven Infrastructure

China’s renewable resources recycling industry has grown steadily in the past several years. China’s recycled renewable resources increased from 283 million tons in 2017 to 418 million tons in 2022, with a compound annual growth rate of 8.1% from 2017 to 2022, of which iron and steel scrap (waste ferrous metals) is the main recycled renewable resource.

In recent years with China’s economic growth, the volume of waste household appliances and waste consumer electronics maintained an upward trend. For example, the recycled volume of waste household appliances increased from 331.9 million units in 2017 to 856.1 million units in 2022, representing a CAGR of 20.9%. The recycled volume of waste consumer electronics increased from 49.8 million units in 2017 to 128.8 million units in 2022, representing a CAGR of 20.9%. The growth of the relevant product’s existing volume has created a large amount of potential renewable resources for recycling companies, boosting China’s renewable resources recycling industry.

Supportive government policies and regulations are guiding the development of the industry. With the continuous promotion of pollution prevention and the continuous strengthening of environmental protection supervision, China’s renewable resources recycling industry has shown rapid growth.

The traditional renewable resources recycling model mainly relies on scattered offline channels. Difficulties of information asymmetry in the renewable resources recycling industry currently exist, especially among consumers who lack awareness of where and how to sell used products. The wide range of selling scenarios in China decentralizes recycling, which fragments the recycling sources of supply and increases the difficulty of recycling renewable resources.

Online systems can help match supply and demand. By declaring recycling needs on an online system, professional recycling personnel receive information and collect items at the doorstep, which enhances efficiency in information dissemination and reduces operating costs for producers, providing consumers with more convenient recycling methods. In addition, internet systems make recycling information more transparent, which can effectively improve the price differentials caused by information asymmetry and protect the rights and interests of enterprises and consumers.

We believe the key to capturing the opportunity in the renewable resources recycling market in China is the creation of a new infrastructure defined by end-to-end coverage of the value chain. Compared to the traditional renewable resources recycling business model, our integrated renewable resources recycling system that combines both online management and offline stations has the advantage of improved efficiency, and its centralized sales model reduces timeline and steps of the sales process and increases profit. We believe our Company is well positioned to capitalize on this growing market and its trends.

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Our Competitive Strengths

●	Extensive Nationwide Recycling Network: We have established a renewable resources recycling network covering more than 500 cities (including county-level cities). Our network includes approximately 2,940 third-party recycling stations and more than 30,000 registered recycling personnel. This capability allows end-to-end coverage for connecting the upstream suppliers to the downstream second-hand sales platforms and markets and dismantling and disposal enterprises. We believe our network offers us four major advantages:

○	Efficient Recycling: We allow complete on-site collection within 24 hours after users/suppliers place their orders for recycling, greatly improving service efficiency and establishing a leading competitive edge in nationwide recycling services in China.

○	Effective Sourcing of Supply: Leveraging the recycling service capabilities of our recycling network, we have access to a vast supply of waste products nationwide, enabling us to establish a leading supply capacity.

○	Full Category Business Expansion: With our existing network of third-party recycling stations, transfer yards, and sorting centers, we can efficiently expand our services to include other recycling categories, such as plastic waste recycling and textile waste recycling, thereby increasing revenue and profitability.

○	Cost Reduction and Efficiency Enhancement: Through strategic supply partnerships with over 15 downstream waste dismantling and disposal companies and more than 10 steel production companies, we ensure seamless integration of the entire life cycle of renewable resources, from collection to disposal and dismantling.

●	Tech-Driven Innovations: Through a combination of internet technology and offline recycling networks, we have created a digitized recycling ecosystem comprising:

○	Boolv ShouShou for collection of recycling information from registered users;

○	Boolv Collect for convenient door-to-door recycling used by recycling personal; and

○	Boolv Sorting Center for refined classification of the recycled items used by recycling station, transit yard, and sorting center personnel to manage the collected renewable resources.

●	Industry-Leading Traceability System for Renewable Resources: Our system provides key information such as product details, sources, destinations, and sales records, which are recorded data in the system, and technical support. Our system enables unique ESG traceability capabilities for renewable resources recycling and monitors and traces different processes of every business unit. Our objective is to collectively enhance corporate, environmental, and social value.

We use our Boolv ShouShou mini-program to collect recycling information, including order sources, categories of waste, and quantity of waste. Recycling personnel will upload the collected information via the Boolv Collect mobile application. The recycling station, transit yard, and sorting center personnel use our Boolv Sorting Center mobile application to register order sources, categories, quantities, inventory management, and sales. We then use our Boolv Sorting Center application to allocate and sell renewable resources to the dismantling enterprises. The data collected from the above four processes forms a full lifecycle of waste household appliance products from the user to the dismantling enterprises.

The Ministry of Commerce of the People’s Republic of China invited us to share and promote this traceability system to other local governments, and we were invited by companies in the same industry to share our system.

●	Empower Business Partners and Create a Diverse Ecosystem: Given our industry knowledge and expertise as well as our business expansion and empowerment capabilities, we cooperate with numerous industry partners in the upstream supplier and downstream customer aspects of the renewable resources recycling industry. These partners are well established in China’s renewable resources recycling industry in logistics, environmental protection equipment, and dismantling and disposal.

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Our Growth Strategies

Our strategies aim to further grow our business as well as increase our penetration in the renewable resources recycling industry in China and globally. To accomplish this, we plan to leverage the strengths and capabilities of our renewable resources recycling platform to achieve organic growth and to search for new opportunities to expand our renewable resources recycling categories and integrate additional business segments:

●	Innovation Driven Growth Strategies: By improving our current applications and developing more widely applicable digital tools, we plan to strengthen our technology innovation and research and development capabilities, increase investments in digital technology, and emphasize our research on data analysis, traceability management, Internet of Things (IoT) and location-based services (LBS), unique product identifiers, and digital supply chain technologies required by our industry. We aim to grow our user base and promote innovation and enhance capabilities of our technology system and recycling ecosystem.

●	Online and Offline Customer Growth: We intend to expand our range of customer services through both online and offline growth approaches. By establishing a larger network of third-party physical locations that integrate with our online systems, we aim to cover more cities and connect with more upstream supply channels, such as towns and communities for sourcing renewable resources. We believe this approach will ultimately expand our downstream distribution channels as well. In the next three years, we plan to add approximately 3,000 traditional offline recycling stations and to expand to cover over 6,000 offline recycling stations.

●	Expand Recycling Categories and Integrate Business Chain: Increasing revenue and enhancing margin are our top business development priorities. We plan to continue expanding the scope of our recycling services to cover a wider range of renewable resources categories. These categories include not only waste metallic resources and waste household appliances, but also waste paper, plastic, and lithium-ion batteries. By establishing or acquiring a dismantling business, we can extend our business chain from “collection – classification - resale” to include environmentally-sound dismantling. This extension would enable us to increase our gross profit margin, improve profitability and strengthen our value proposition in the industry. For example, our recent investment in Hubei Jinke has expanded our business scope, including waste household appliance dismantling and hazardous waste disposal. We plan to increase the proportion of downstream disposal and dismantling segments in the Company’s total revenue and profit, overall extending the Company’s value chain.

●	Strengthen Business Collaborations: We believe that connecting with a wider network of business partners is a key driver of our future growth. We plan to collaborate with major manufacturing enterprises to diversify our B2B sourcing network. Furthermore, we aim to establish partnerships with various third-party systems, including property management, appliance repair, home cleaning, and charitable foundations, leveraging their “at-home service” capabilities to expand our sourcing network and user base.

●	Support ESG Sustainable Growth: ESG principals have become a crucial concept for enterprises globally, and China has implemented policies requiring annual ESG accountability reports from companies nationwide. By supporting compliance and consistency with ESG principles in our business model, we believe we will attract more customers and business collaboration to support our ultimate mission of zero waste product solutions.

●	Participation in Carbon Trading: In 2021, China launched the world’s largest carbon emissions trading system, which will play a fundamental role in reducing carbon emissions. We plan to capitalize on the data and information we collect via our system to accumulate carbon quotas for future profit growth by participating in international/domestic carbon markets. On September 11, 2023, we have obtained a Product Carbon Footprint Certification/PCF Certification of Registration in the PRC from Auburn Inspection & Certification Group Co., Ltd.

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Competition

The renewable resources recycling industry in China is rapidly evolving and increasingly competitive. Most leading recycling companies began their business with a focus on a specific sub-sector of the industry, such as water, solid waste, waste electrical and electronic equipment, among others. As they become leaders in their original domain, business expansion starts, and these forerunners gradually become comprehensive waste recycling solution providers. According to the CIC report, we are the only company in China to have fully connected the entire industry chain by establishing a nationwide recycling system and having comprehensive regional disassembly capabilities. Competitors in the upstream recycling sector include traditional recycling stations and similar platforms. In the downstream recycling sector, there are competitors such as environmentally sound dismantling companies. According to the CIC Report, we have grown to be the largest waste household appliance recycling platform in China among all market players, recycling approximately 11.5 million units of wasted household appliances since our inception to December 31, 2022.

Our Suppliers

We procure renewable resources from registered recycling personnel through our Boolv Shoushou mini-program, also from traditional offline recycling personnel and traditional offline recycling outlets, and from individual suppliers or enterprise suppliers that send their renewable resources directly to recycling stations, transit yards, or sorting centers. The Operating Entities have no major suppliers due to the nature of our business activities.

For the year ended December 31, 2021, no supplier accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2022, one supplier accounted for approximately 13% of the Company’s total purchases. For the six months ended June 30, 2023, no supplier accounted for more than 10% of the Company’s total purchases. As of December 31, 2021, two suppliers accounted for approximately 44% and 12% of the Company’s total accounts payable. As of December 31, 2022, one supplier accounted for approximately 13% of the Company’s total accounts payable. As of June 30, 2023, no supplier accounted for more than 10% of the Company’s total accounts payable.

Our Customers

We resell renewable resources to steel mills and waste metal processing companies (for waste metallic resources), online and offline second-hand downstream platforms and markets, and dismantling and disposal enterprises.

As of December 31, 2021, three customers accounted for approximately 43%, 13% and 10% of the Company’s accounts receivable. As of December 31, 2022, four customers accounted for approximately 14%, 13%, 12% and 12% of the Company’s accounts receivable. As of June 30, 2023, two customers accounted for approximately 20% and 17% of the Company’s accounts receivable.

We had a concentration of revenues of 58.5% and 61.3% from the top five customers for the years ended December 31, 2022 and 2021, respectively. The following table outlines the concentration of each of the top five customers compared to our total revenues.

For the fiscal year ended December 31, 2022:

	Service provided by our Operating Entities	For the Fiscal Year Ended December 31, 2022 Concentration (%)
Largest customer	Ferrous metals	21.1%
2nd largest customer	Ferrous metals	16.4%
3rd largest customer	Waste household appliances	9.1%
4th largest customer	Ferrous metals	6.9%
5th largest customer	Ferrous metals	5%
Total		58.5%

For the fiscal year ended December 31, 2021:

	Service provided by our Operating Entities	For the Fiscal Year Ended December 31, 2021 Concentration (%)
Largest customer	Ferrous metals	19.9%
2nd largest customer	Ferrous metals	16.0%
3rd largest customer	Ferrous metals	9.3%
4th largest customer	Waste household appliances	8.2%
5th largest customer	Waste household appliances	7.9%
Total		61.3%

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Employees

As of the date of this prospectus, we have a total of 98 full-time employees in the PRC.

Function	Number of Employees	Percentage
Management	5	5.0%
Research and Development	8	8.2%
Sales and Marketing	47	48.0%
General Administration and Support	24	24.5%
Customer Service	14	14.3%

Total	98	100.0%

Leased Properties

We do not own any real property. As of the date of this prospectus, we have leased the following properties as described in the chart below:

Company	Leased Office Address（1）	Contractual Parties	Square Meters	Usage	Term and Renewable Agreement	Rent
ABGreen Shenzhen	Room 610, Block A, Bairuida Building, Banxuegang Avenue, Wanke City Community, Bantian Street, Longgang District, Shenzhen City	Shenzhen Xintianxia Group Co., Ltd.	584.62 sq m	Office Space	July 1, 2023, to June 30, 2024, renewable three months before the expiration date	RMB 49,107.7 (US $7,120) monthly
ABGreen Shenzhen	Room 601, Block A, Bairuida Building, Banxuegang Avenue, Wanke City Community, Bantian Street, Longgang District, Shenzhen City	Shenzhen Xintianxia Group Co., Ltd.	474.5 sq m	Office Space	July 20, 2023, to July 19, 2024, renewable three months before the expiration date	RMB 39,858 (US $5,779) monthly
ABGreen Shenzhen	No. 101, Building E, Huanxing Technology Park, No. 4034, Banxuegang Avenue, Bantian Street, Longgang District, Shenzhen City	Shenzhen Huanxing Industrial Investment Co., Ltd.	120 sq m	Warehouse (sorting center)	April 13, 2022, to April 30, 2024, renewable one month before the expiration date.	From April 13, 2022, to April 30, 2022, rent free; From May 1, 2022, to April 30, 2023, RMB 16,000 (US $2,320) monthly; From May 1, 2023, to April 30, 2024, RMB 17,280 (US $2,505) monthly
ABGreen Shenzhen	Room 2209, 2210, No. 7-1, Jinqiao Road, Dadong District, Shenyang City, Liaoning Province	Guangchun, Zhuang	143 sq m	Office Space	January 1, 2022, to December 31, 2024, ABGreen Shenzhen shall have priority to renew the lease	From January 1, 2022, to December 31, 2022: RMB 92,700 (US $13,440) annually; From January 1, 2023, to December 31, 2024, rent increases by 3% annually
Zhoukou Senbo	Dancheng Runshang, West Section of Keji Avenue, Dancheng County, Zhoukou City, Henan Province	Dancheng County Digital Cloud Valley Enterprise Service Co., Ltd.	247 sq m	Office Space	January 1, 2023, to December 31, 2023, renewable one month before the expiration date	RMB 20,000 (US $2,900) annually
Jinyou Metal	No. 2 Factory Building and No. 2 Comprehensive Service Building, Zone C, Zheshang Industrial Park, National Highway 107, Xiping County, Zhumadian City, Henan Province	Henan Hailan Construction Labor Service Co., Ltd.	35 mu (approximately 23,333 sq m)	Office Space and Warehouse	March 1, 2021, to March 1, 2024, renewable one month before the expiration date	RMB 500,000 (US$ 72,493) annually

(1) The approximately 200 square meters office currently used by ABGreen Fuyang office is provided by the local government for free use in order to attract investment for the government, and we have not signed any agreements.

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Intellectual Property

Copyrights

As of the date of this prospectus, ABGreen Shenzhen, the subsidiary of CTZI Shenzhen, has registered 41 software copyrights with China’s National Copyright Administration, the details of which are listed below.

No.	Copyright Name	Owner	Copyright No.	Development Completion Date	Date of Approval	Method of Obtaining Rights
1	E-waste targeted procurement system V1.0	ABGreen Shenzhen	2017SR057592	12/22/2016	02/27/2017	Original acquisition
2	E-waste order delivery system V1.0	ABGreen Shenzhen	2017SR051259	12/22/2016	02/22/2017	Original acquisition
3	E-waste direct sale system V1.0	ABGreen Shenzhen	2017SR049818	12/27/2016	02/21/2017	Original acquisition
4	Crowdsourcing recycling order place system V1.0	ABGreen Shenzhen	2017SR712029	07/31/2017	12/21/2017	Original acquisition
5	Crowdsourcing recycling source registration system V1.0	ABGreen Shenzhen	2017SR711925	07/31/2017	12/21/2017	Original acquisition
6	Crowdsourcing recycling information registration system V1.0	ABGreen Shenzhen	2017SR715538	07/31/2017	12/21/2017	Original acquisition
7	Extended producer responsibility service system operation management system V1.0	ABGreen Shenzhen	2018SR194819	12/31/2016	03/22/2018	Original acquisition
8	Extended producer responsibility service system front-end recycling management system V1.0	ABGreen Shenzhen	2018SR194802	12/31/2017	03/22/2018	Original acquisition

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9	Extended producer responsibility service system transaction management system V1.0	ABGreen Shenzhen	2018SR194359	12/31/2017	03/22/2018	Original acquisition
10	Extended producer responsibility service system financial management system V1.0	ABGreen Shenzhen	2018SR194374	12/31/2016	03/22/2018	Original acquisition
11	ABGreen quick order dispatch system V1.0	ABGreen Shenzhen	2018SR860874	08/20/2018	10/29/2018	Original acquisition
12	ABGreen quick online order place system V1.0	ABGreen Shenzhen	2018SR863646	08/20/2018	10/29/2018	Original acquisition
13	Multi-source isomerism data advanced processing technology system V1.0	ABGreen Shenzhen	2020SR1046221	05/15/2019	09/04/2020	Original acquisition
14	Waste electrical and electronic products online trade-in system V1.0.1	ABGreen Shenzhen	2019SR0832688	06/06/2019	08/12/2019	Original acquisition
15	Waste electrical and electronic products online trade-in management system V1.0.1	ABGreen Shenzhen	2019SR0825938	06/06/2019	08/08/2019	Original acquisition
16	Waste mobile phone recycling inventory statistical system software V1.0	ABGreen Shenzhen	2018SR710897	03/12/2018	09/04/2018	Original acquisition
17	Waste mobile phone intelligent brand identification and sorting system V1.0	ABGreen Shenzhen	2018SR711142	03/02/2018	09/04/2018	Original acquisition
18	Online and offline recycling mode sorting center sales management system V1.0	ABGreen Shenzhen	2019SR1285094	08/19/2019	12/04/2019	Original acquisition

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19	Online and offline recycling mode sorting storage receiving management system V1.0	ABGreen Shenzhen	2019SR1285086	08/19/2019	12/04/2019	Original acquisition
20	Recovery process logistics scheduling control system V1.0	ABGreen Shenzhen	2020SR1045782	07/09/2019	09/04/2020	Original acquisition
21	Recovery data automation integrated Processing system V1.0	ABGreen Shenzhen	2020SR1045944	8/20/2019	9/4/2020	Original acquisition
22	Online and offline recycling system operation management system V1.0	ABGreen Shenzhen	2020SR1045936	10/14/2019	09/04/2020	Original acquisition
23	Online and offline data fusion processing system V1.0	ABGreen Shenzhen	2020SR1045960	11/08/2019	09/04/2020	Original acquisition
24	Intelligent recognition system of renewable resource image V1.0	ABGreen Shenzhen	2020SR1045047	12/02/2019	09/04/2020	Original acquisition
25	Regulation and value-added system for online recycling transaction matching V1.0	ABGreen Shenzhen	2021SR1872590	03/24/2021	11/24/2021	Original acquisition
26	Intelligent planning system of integrated mechanism and data of renewable resource recovery V1.0	ABGreen Shenzhen	2021SR1872602	06/30/2021	11/24/2021	Original acquisition
27	Waste mobile terminal intelligent detection and identification system V1.0	ABGreen Shenzhen	2021SR1872612	11/02/2021	11/24/2021	Original acquisition
28	Internet based renewable resource recycling system data system V1.0	ABGreen Shenzhen	2021SR1872781	08/31/2021	11/24/2021	Original acquisition
29	Nondestructive testing and quality determination system for complex decommissioning configuration V1.0	ABGreen Shenzhen	2021SR1872782	08/31/2021	11/24/2021	Original acquisition
30	Decommissioned mobile terminal data acquisition, feature performance detection and extraction database system software V1.0	ABGreen Shenzhen	2021SR1872777	04/21/2021	11/24/2021	Original acquisition

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31	Data-driven intelligent value assessment system for typical urban renewable resources V1.0	ABGreen Shenzhen	2021SR1872778	07/07/2021	11/24/2021	Original acquisition
32	Multivariate data intelligent identification and classification system for typical urban renewable resources V1.0	ABGreen Shenzhen	2021SR1872779	09/15/2021	11/24/2021	Original acquisition
33	Renewable resource recovery system based on intelligent information interaction of big data V1.0	ABGreen Shenzhen	2021SR1872780	09/16/2021	11/24/2021	Original acquisition
34	Data simulation software of waste electrical and electronic products V1.0	ABGreen Shenzhen	2022SR1299491	04/21/2021	08/26/2022	Original acquisition
35	Route optimization system for vehicle scheduling of waste electrical and electronic products recycling V1.0	ABGreen Shenzhen	2022SR1273518	06/23/2021	08/25/2022	Original acquisition
36	Traceable database software of waste electrical and electronic products V1.0	ABGreen Shenzhen	2022SR1136078	12/30/2021	08/15/2022	Original acquisition
37	Static identification and detection system of waste electrical and electronic products V1.0	ABGreen Shenzhen	2022SR1135794	11/30/2021	08/15/2022	Original acquisition
38	Intelligent sorting system based on waste mobile terminal classification detection V1.0	ABGreen Shenzhen	2022SR1135793	06/29/2022	08/15/2022	Original acquisition
39	V1.0 Database software V1.0 for deep processing of online and offline recycling data of waste electrical and electronic products	ABGreen Shenzhen	2022SR1246949	03/15/2022	08/23/2022	Original acquisition
40	Waste electrical and electronic products intelligent inventory system V1.0	ABGreen Shenzhen	2022SR1244201	02/28/2022	08/23/2022	Original acquisition
41	Long-term and short-term supply system of waste electrical and electronic products V1.0	ABGreen Shenzhen	2022SR1244639	05/11/2022	08/23/2022	Original acquisition

100

Patents

As of the date of this prospectus, ABGreen Shenzhen, the subsidiary of CTZI Shenzhen has registered 9 patents with the Patent Office of China National Intellectual Property Administration. See details listed below.

No.	Patent No.	Patent Name	Patent Application Date	Authorization Announcement Date	Patent Type	Patent Term	Owner	Status
1	ZL201820694199.6	A counting device for mobile devices	05/10/2018	12/07/2018	Utility Model	10 years	ABGreen Shenzhen	Registered
2	ZL202021611799.5	A device for dismantling, sorting, and recycling household appliance waste	08/06/2020	04/30/2021	Utility Model	10 years	ABGreen Shenzhen	Registered
3	ZL202110604588.1	A platform for value assessment and disassembling of waste household appliances	05/31/2021	05/03/2022	Invention	20 years	ABGreen Shenzhen	Registered
4	ZL202110604606.6	A washing machine drum detection system with data standardization output function	05/31/2021	07/26/2022	Invention	20 years	ABGreen Shenzhen	Registered
5	ZL201830212192.1	Mobile device counting machine	05/10/2018	09/28/2018	Design	10 years	ABGreen Shenzhen	Registered
6	ZL201911034534.5	A method and device for recycling management	10/29/2019	04/17/2023	Invention	20 years	ABGreen Shenzhen	Registered
7	ZL201911034396.0	A recycling business management method and device	10/29/2019	04/14/2023	Invention	20 years	ABGreen Shenzhen	Registered
8	ZL202210873993.8	A method, device and computer equipment for calculating quality fraction of mechanical and electrical products	07/25/2022	11/11/2022	Invention	20 years	ABGreen Shenzhen	Registered
9	ZL20231 0706784.9	Recycling methods and systems for waste electronic products	06/15/2023	09/22/2023	Invention	20 years	ABGreen Shenzhen	Registered

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Trademarks

As of the date of this prospectus, ABGreen Shenzhen, the subsidiary of CTZI Shenzhen has registered 35 trademarks with the Trademark Office of the China National Intellectual Property Administration. All of trademarks are obtained by original registration by the registrant, ABGreen Shenzhen. See details listed below.

No.	Trademark	Classification	Registration No.	Registration date	Valid Until	Registrant	Status
1		9	45984349	4/14/2021	4/13/2031	ABGreen Shenzhen	Registered
2		9	57481758	01/21/2022	01/20/2032	ABGreen Shenzhen	Registered
3		9	38686684	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
4		35	38701917	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
5		40	38697032	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
6		42	38685896	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
7		35	27434742	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
8		9	27432013	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
9		37	27448592	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
10		38	27432059	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
11		39	27432068	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
12		40	27441207	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
13		42	27448623	10/28/2018	10/27/2028	ABGreen Shenzhen	Registered
14		9	38701887	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
15		35	38688119	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
16		40	38701958	02/07/2020	02/06/2030	ABGreen Shenzhen	Registered
17		42	38690308	02/21/2020	02/20/2030	ABGreen Shenzhen	Registered
18		9	19976345	09/14/2017	09/13/2027	ABGreen Shenzhen	Registered
19		35	19976344	09/14/2017	09/13/2027	ABGreen Shenzhen	Registered
20		38	19976343	07/07/2017	07/06/2027	ABGreen Shenzhen	Registered
21		42	19976346	09/14/2017	09/13/2027	ABGreen Shenzhen	Registered
22		7	20832593	09/21/2017	09/20/2027	ABGreen Shenzhen	Registered
23		16	20832619	11/21/2017	11/20/2027	ABGreen Shenzhen	Registered
24		37	20832699	11/07/2017	11/06/2027	ABGreen Shenzhen	Registered
25		40	20832633	09/28/2017	09/27/2027	ABGreen Shenzhen	Registered
26		35	23292293	03/07/2018	03/06/2028	ABGreen Shenzhen	Registered
27		38	23292235	03/14/2018	03/13/2028	ABGreen Shenzhen	Registered
28		9	20058005	09/14/2017	09/13/2027	ABGreen Shenzhen	Registered
29		35	20058004	07/14/2017	07/13/2027	ABGreen Shenzhen	Registered
30		42	20058006	07/14/2017	07/13/2027	ABGreen Shenzhen	Registered
31		7	20832774	11/21/2017	11/20/2027	ABGreen Shenzhen	Registered
32		16	20832745	11/21/2017	11/20/2027	ABGreen Shenzhen	Registered
33		37	20832904	11/21/2017	11/20/2027	ABGreen Shenzhen	Registered
34		38	20832957	09/28/2017	09/27/2027	ABGreen Shenzhen	Registered
35		40	20832924	11/28/2017	11/27/2027	ABGreen Shenzhen	Registered

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Domain Name

As of the date of this prospectus, we have registered two domain names, “boolv.com” and “boolv.cn,” and our website is https://www.boolv.com.

We seek to protect our technology and associated intellectual property rights through licensing agreements and other contractual protections. In addition, we entered into employment agreements with confidentiality arrangements with our employees to protect our proprietary rights. We primarily rely upon the relevant intellectual property laws of the PRC to protect these intellectual property rights, however, there is no assurance that this form of protection will be successful in any given case, particularly since the laws of the PRC do not protect proprietary rights as fully as in the United States. As of the date of this prospectus, the Operating Entities’ intellectual property rights have not been subject to any adverse claims. We have not been involved in any litigation or other claims related to any third party’s intellectual property rights.

Permits and Licenses

As of the date of this prospectus, we and the Operating Entities have received from PRC government authorities all requisite permits or licenses needed to engage in the businesses currently conducted in China. Such permits and licenses include business licenses.

Insurance

We provide social security insurance for our employees as required by PRC law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage, which could expose us to costs and business disruption.”

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

REGULATIONS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the Operating Entities’ business in the PRC. This summary does not purport to be a complete description of all the laws and regulations that apply to the Operating Entities’ business. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulation Relating to the Recycling of Renewable Resources and Circulation of Pre-owned Household Appliances and Consumer Electronics

The Measures for Administration of the Circulation of Second-hand Goods (for Trial Implementation) issued by the Ministry of Internal Trade of the PRC (which is the predecessor of the MOFCOM) and the Ministry of Public Security of the PRC on March 9, 1998 requires that second-hand goods operators shall record the names of entities and the resident identity cards of individuals that/who sell or consign for sale, or are entrusted to sell or consign for sale second-hand goods; and shall strictly check the power of attorney of the entrusting entities and resident identity cards of the entrusting individuals.

The Administrative Measures for the Recycling of Renewable Resources, or the Recycling of Renewable Resources Measures, which initially took effect on March 27, 2007 and amended by the MOFCOM and other authorities on November 30, 2019, regulates “renewable resources” including all kinds of wastes that are generated in social production and living and consumption, and that have lost all or part of their use value, but can regain use value through recovery and processing, including discarded electronic products, etc. To engage in renewable resources recovery business, a recycling operator can start business only after getting a business license, and the business scope specified on the business license shall include the business of recycling of renewable resources. In addition to the requirements under the Recycling of Renewable Resources Measures, a recycling operator engaging in the purchase and sale of pre-owned electric appliances and electronic products shall also comply with other more specific requirements set forth in other laws and regulations.

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The Administrative Measures on the Circulation of Pre-owned Electrical and Electronic Products, or the Pre-owned Electronics Circulation Measures, promulgated by the MOFCOM on March 15, 2013, further specifies the requirements under the above two regulations. According to the Pre-owned Electronics Circulation Measures, recycling operators engaging in the purchase and sale of pre-owned electric appliances and electronic products shall record information of the purchased products, including the product name, trademark, model, original purchase voucher or identity information of sellers of the products. Pre-owned electric appliances and electronic products to be sold shall be labeled as used products in a prominent position. Recycling operators are prohibited from purchasing the following electric appliances and electronic products: (i) those sealed up or impounded according to the law, (ii) those that are obtained by stealing, robbing, swindling, smuggling or other illegal criminal means by the sellers and clearly known by such operator, (iii) those whose legitimate sources cannot be explained, and (iv) other used electrical and electronic products which are forbidden to be purchased according to laws and administrative regulations. Violation of the above provision may result in a fine up to RMB 30,000 to be imposed on the recycling operator, or even criminal liability if the case is serious enough. It is also clarified that purchase and sale of pre-owned electric appliances and electronic products through the internet shall also comply with the requirements under the Pre-owned Electronics Circulation Measures.

Regulations Relating to Foreign Investment

PRC Company Law and Foreign Investment Laws

The PRC Company Law was initially adopted by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, and the last amendment became effective on October 26, 2018 (the “Company Law”). On December 29, 2023, the SCNPC has promulgated the new amendment to the existing Company Law, which will become effective and replace the existing Company Law on July 1, 2024. The Company Law governs the establishment, operations, and management of corporate entities in the PRC. Foreign invested enterprises (“FIEs”) must comply with the Company Law unless the PRC foreign investment laws provide otherwise.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019, and came into force on January 1, 2020. The Foreign Investment Law grants national treatment to an FIE except when such enterprise operates in industries deemed to be “encouraged,” “restricted,” or “prohibited.” The Catalog of Encouraged Industries for Foreign Investment (2022 Edition) (the “Catalog”) lists the “encouraged” industries for foreign investment. The Catalog was promulgated jointly by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) on October 26, 2022, and became effective on January 1, 2023. The Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2021 Version) (the “Negative List”) identifies the “prohibited” and “restricted” industries for foreign investment. The Negative List was promulgated jointly by the NDRC and the MOFCOM on December 27, 2020, and became effective on January 1, 2022. The Catalog and the Negative List contain specific market entrance rules for foreign investment in different industries. If the investment falls within the “encouraged” category, such foreign investment will be entitled to certain preferential treatment and benefits extended by the government. If the investment falls within the “restricted” category, such foreign investment will be permitted to the extent that it satisfies certain restrictions under the PRC laws. If the investment falls within the “prohibited” category, such foreign investment will be prohibited. If the investment falls within an industry not included in the Negative List, such foreign investment will be allowed, unless it is specifically prohibited or restricted by other PRC laws and regulations.

The Implementing Regulations of the Foreign Investment Law (the “Implementing Regulations”) were promulgated by the State Council of the PRC (the “State Council”) on December 26, 2019, and came into effect on January 1, 2020. According to the Implementing Regulations, an FIE must be registered with the State Administration for Market Regulation (the “SAMR”) or its authorized local counterparts. A foreign investor or an FIE must submit investment information to the MOFCOM or its local counterparts via the enterprise registration system and the enterprise credit information publicity system. The Foreign Investment Law and the Implementing Regulations apply to the investment made by an FIE in the PRC.

The Measures on Reporting of Foreign Investment Information, promulgated jointly by the MOFCOM and the SAMR on December 30, 2019, came into effect on January 1, 2020. Pursuant to such measures, an FIE must report investment information for establishment, modification, dissolution, and annual reports of the FIE.

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M&A Rules

On August 8, 2006, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (the “SAT”), the China Securities Regulatory Commission (the “CSRC”), the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange (the “SAFE”) jointly promulgated the Regulations on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”). The M&A Rules came into effect on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require a foreign investor to obtain necessary approvals when the investor (i) acquires the equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (ii) subscribes for new equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (iii) establishes an FIE, which purchases and operates the assets of a Chinese enterprise; or (iv) purchases the assets of a Chinese enterprise, and then invests such assets to establish an FIE. The M&A Rules, among other things, further require that an offshore special purpose vehicle (the “SPV”), formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the CSRC’s approval prior to listing such SPV’s securities on an overseas stock exchange, especially in the event that the SPV acquires shares or an equity interest in the PRC companies by offering the shares of any offshore companies. Pursuant to Article 11 of the M&A Rules, where a Chinese company, enterprise or natural person intends to acquire their related Chinese company in the name of an offshore company which they lawfully established or control, such acquisition shall be subject to the examination and approval of the MOFCOM.

Regulations Relating to Overseas Listing

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, together with the Trial Measures, the Overseas Listing Filing Rules. According to the Overseas Listing Filing Rules, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

As of the date of this prospectus, neither we nor the PRC subsidiaries have been subject to any investigation, or received any notice, warning, or sanction from the CSRC or other applicable government authorities related to this offering.

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On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

In addition, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operator” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. On December 8, 2022, the MIIT published the Data Security Management Measures in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. The Data Security Measures in the IT Field provides that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected during research and development design, manufacturing, operation, and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected during telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.

Regulations Relating to E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or the Online Transactions Measures, which came into effect on May 1, 2021. The Online Transactions Measures implements relevant legislative principles and purpose of the E-Commerce Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

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Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security

Regulations on Cybersecurity

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulations on Data Security

On May 28, 2020, the NPC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness, and necessity.

On June 10, 2021, the SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Core data, i.e., data concerning national security, the lifelines of the national economy, important aspects of people’s lives, and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provides that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

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On November 14, 2021, the CAC released the Regulations of Cyber Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the relevant regulations: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

Regulations on Personal Information Protection

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large number of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

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Regulations on Privacy Protection

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations, or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to push any information from targeted sources, without providing the option of non-targeted pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

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On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which took effect on September 1, 2022, and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. The Security Assessment Measures requires that any data processor providing personal information and important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Security Assessment Measures provides five circumstances, under any of which data processors shall apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the relevant contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.

Regulations Relating to Rental Agreements

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter a written lease contract containing provisions such as the term of the lease, the intended use of the premises, the respective parties’ liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

Regulations Relating to Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and became effective on December 26, 1989, and was most recently amended on April 24, 2014. Pursuant to the Environmental Protection Law, an environmental impact assessment shall be conducted as legally required in the construction of a project impacting the environment. The pollution prevention and control installations in a construction project must be designed, built and used simultaneously with the body of the project.

The Environmental Impact Assessment Law of the PRC (the “Environmental Impact Assessment Law”) was promulgated on October 28, 2002, and last amended on December 29, 2018. The Environmental Impact Assessment Law implements classified administration of environmental impact assessments for construction projects in accordance with the degree of environmental impact of construction projects. In the event of any possible significant environmental impact, an environmental impact report shall be prepared for comprehensive assessment of the environmental impact. In the event of any slight environmental impact, an environmental impact statement shall be prepared for analysis or assessment of specific items relating to the environmental impact. In the event of minimal environmental impact which does not warrant an environmental impact assessment, an environmental impact registration form shall be completed. Where the environmental impact assessment documents of a construction project are not examined or approved by the relevant examination and approval authorities, the construction shall not be permitted to commence.

As of the date of this prospectus, the PRC subsidiaries have provided the required environmental impact assessments to the relevant government authorities, and none of the PRC subsidiaries have received any notice of material noncompliance by any relevant government authorities.

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Regulation Relating to Anti-Monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022, and became effective on August 1, 2022, providing the regulatory framework for the PRC anti-monopoly. Under the PRC Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect of eliminating or restricting competition.

Pursuant to the PRC Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the PRC Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

Regulations Relating to Intellectual Property Rights

Trademarks

The Trademark Law of the PRC (the “Trademark Law”) was promulgated by the SCNPC on August 23, 1982, was last revised on April 23, 2019, and became effective on November 1, 2019. According to the Trademark Law, any natural person, legal person, or other organization that needs to obtain the exclusive right to use a trademark for its goods or services in the course of manufacturing and business activities shall apply to the trademark office of the administrative department for industry and commerce under the State Council for trademark registration. A registered trademark refers to a trademark that is registered with the approval of the trademark office.

The owner of a registered trademark enjoys the exclusive right to use the trademark. A registered trademark shall be valid for 10 years, commencing from the date when its registration is approved. The exclusive right to use a registered trademark shall be limited to trademarks which are registered upon approval and to the commodities on which the use of a trademark is approved.

According to the Trademark Law, if anyone uses a trademark that is similar to a registered trademark on the same kind of goods, or uses a trademark that is identical with or similar to the registered trademark on similar goods, without the authorization of the registered trademark owner, and the use is likely to cause confusion, such use shall constitute infringement on the trademark owner’s exclusive right to use the registered trademark. Any dispute over infringement upon the exclusive right to use a registered trademark shall be resolved through negotiation. Where the parties concerned refuse to negotiate or a negotiation fails, the trademark registrant or any interested party may file a lawsuit in the court or request the administrative department for industry and commerce to deal with the dispute.

As of the date of this prospectus, the Operating Entities have 35 registered trademarks in the PRC.

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Copyrights

The Copyright Law of the PRC (the “Copyright Law”) was promulgated by the SCNPC on September 7, 1990, and was last amended on November 11, 2020, and became effective on June 1, 2021. According to the Copyright Law, works of Chinese citizens, legal persons, or unincorporated organizations, whether published or not, shall have copyright in accordance with the Copyright Law. The National Copyright Administration shall be responsible for the administration of copyrights nationwide. The local departments of copyright at or above the county level shall be responsible for the administration of copyright in their respective administrative regions.

The duration of copyright protection is generally fifty years. Copyright includes the right of publication, authorship, alteration, integrity, reproduction, distribution, rental, exhibition, performance, projection, broadcasting, communication through information network, cinematography, adaptation, translation, compilation, and other rights.

A copyright dispute may be settled through mediation or be submitted to an arbitration institution for arbitration under a written arbitration agreement between the parties or under the arbitration clause in the copyright contract. In the event there is neither a written arbitration agreement between the parties nor an arbitration clause in the copyright contract, parties may directly bring a lawsuit in a court.

As of the date of this prospectus, the Operating Entities have 41 registered copyrights in the PRC.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984, with the currently effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration for confidentiality examination.

As of the date of this prospectus, the Operating Entities have 9 registered patents in the PRC.

Domain name

The Administrative Measures for Internet Domain Names was promulgated by the MIIT on August 24, 2017, and became effective on November 1, 2017. It applies the “first-to-file” principle to domain name registration service, unless otherwise provided in relevant rules.

According to the Interpretation of the Supreme People’s Court on several issues concerning the Applicable Law in the trial of civil cases involving network domain names promulgated on July 17, 2001 and amended on December 29, 2020, where the court determines that the registration and use of a domain name constitutes infringement or unfair competition, it may order the defendant to stop the infringement or cancel the domain name, or, at the request of the plaintiff, order the plaintiff to register and use the domain name. If actual damage is caused to the right holder, the defendant may be ordered to compensate for the loss.

As of the date of this prospectus, the Operating Entities have two registered domain names in the PRC.

As of the date of this prospectus, to the best of our knowledge, we have legally obtained adequate copyrights, trademarks, and domains names to support our operations and as our business develops, we may need to apply for or obtain more intellectual rights. To the best of our knowledge, neither we, nor any of the PRC subsidiaries have infringed, nor have we received any notice of infringement or been subject to any disputes regarding the intellectual property of others since our inception.

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Regulations Relating to Taxation

Enterprise Income Tax (“EIT”)

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”) and the Implementation Rules of the EIT Law, an enterprise established outside the PRC with a de facto management body within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes. An enterprise which is established under the laws of foreign countries and has no de facto management body within the PRC, but has established institutions or premises in the PRC, or has no such institutions or premises but has income generated from the PRC, is considered as a non-resident enterprise. EIT shall be applicable at a uniform rate of 25% to both resident and non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established in the PRC, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC at the rate of 20%. A PRC withholding tax at the rate of 10% is applicable to dividends payable to foreign investors that are non-resident enterprises to the extent that such dividends have their sources within the PRC, unless otherwise provided in any applicable tax treaty. Similarly, any gain realized on the transfer of equity interests by such investors is subject to the EIT at the rate of 10% if such gain is regarded as income derived from the PRC.

The applicable EIT rate of the PRC subsidiaries is 25%, 15% (if qualified as high and new technology enterprise) or 5% (if qualified as small-scaled minimal profit enterprise). As of the date of this prospectus, there have not been any notifications of any instances of any material non-compliance to the EIT Law and rules in China provided to us or any of the PRC subsidiaries by the relevant government authorities.

Value-added Tax (“VAT”)

Pursuant to the Pilot Scheme for Replacing Business Tax with Value-Added Tax (the “Pilot Scheme”), which was issued jointly by the Ministry of Finance of the PRC (“MOF”) and the SAT on November 16, 2011 and became effective on the same day, the VAT rate of 17% applies to movable property leasing services, the VAT rate of 11% applies to transportation and construction services, and the VAT rate of 6% applies to the other modern services, such as research and technical services, information technology services, cultural and creative services, and logistics support services. As of August 1, 2013, the Pilot Scheme has been implemented nationwide.

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Regulations”), which was promulgated by the State Council on December 13, 1993, and was last amended and became effective on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the MOF on December 25, 1993, and was last amended on October 28, 2011, entities or individuals in the PRC engaging in the sale of goods, services, intangible assets or real estate, the provision of processing, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated by subtracting “input VAT” from “output VAT.” Where a taxpayer engages in the sale or importation of goods, provision of processing, repairs, and replacement services, or moving property leasing, the VAT rate is 17%, except as otherwise provided in the VAT Regulations.

The applicable VAT rate of the PRC subsidiaries is 13%, 6%, or 3%. As of the date of this prospectus, there have not been any notifications of any instances of any material non-compliance to the VAT rules and regulations in China provided to us nor to any of the PRC subsidiaries by the relevant government authorities.

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Regulations Relating to Employment and Social Welfare

Labor Contracts

Pursuant to the Labor Contract Law of the PRC, which was adopted by the SCNPC on June 29, 2007, was amended on December 28, 2012, and became effective on July 1, 2013, and the Regulations on Implementation of the Labor Contract Law of the PRC, which was promulgated by the State Council and became effective on September 18, 2008, a written labor contract should be concluded to establish a labor relationship. If no written labor contract is concluded as of the date of employment, such contract shall be concluded within one month as of the date of employment. If an employer fails to conclude a written labor contract with an employee for more than one month but less than one year as of the date of employment, the employer shall pay the employee two times his monthly salary. In addition, if an employer fails to conclude a written labor contract with an employee within one year as of the date of employment, the employer shall be deemed to have concluded an open-ended labor contract with the employee.

As of the date of this prospectus, there have not been notifications of any instances of non-compliance to the labor-related laws in China provided to us nor to any of the PRC subsidiaries by the relevant government authorities.

Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC (the “Social Insurance Law”), which was promulgated by the SCNPC on October 28, 2010, and was amended and became effective on December 29, 2018, employees shall participate in the basic endowment insurance, basic medical insurance, unemployment insurance, employment injury insurance and maternity insurance. The basic endowment, medical insurance and unemployment insurance premiums shall be jointly paid by employers and employees. The employment injury insurance and maternity insurance premiums shall be paid by employers rather than employees. An employer shall apply to the local social insurance agency for social insurance registration in accordance with the Social Insurance Law. In addition, an employer shall declare and pay social insurance premiums in full and on time. No postponement, reduction or exemption of payment shall be allowed without any force majeure or other statutory exceptions.

According to the Regulations on Management of Housing Provident Fund, which was promulgated by the State Council, and was last amended and became effective on March 24, 2019, an employer needs to pay housing provident funds for its employees. A newly established entity shall register with the relevant housing provident fund management center within 30 days from the date of establishment and open a housing provident fund account at a designated bank on behalf of its employees within 20 days from the date of registration. When hiring a new employee, an employer shall register with the housing provident fund management center within 30 days from the date of employment and open a housing provident fund account for such new employee at a designated bank. An employer shall pay the full amount of the housing provident fund on time and shall not be overdue in the payment or underpay the housing provident fund. The housing provident fund payment by both an employer and an employee shall not be less than 5% of the average monthly salary of the employee in the previous year. If an employer fails to make full payment of housing provident funds for its employees in accordance with relevant laws and regulations, the housing provident fund management center shall order such employer to make the payment within a prescribed time limit. If payment is still not made within the prescribed time limit, an application may be made to the court for compulsory enforcement.

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Regulations Relating to Foreign Currency Exchange and Dividend Distributions

Foreign Currency Exchange

According to the Regulations on the Foreign Exchange Control of the PRC (the “Foreign Exchange Administration Regulations”), which was promulgated by the State Council on January 29, 1996, and was last amended on August 5, 2008, payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, can be made in foreign currencies without prior approval from the SAFE. However, prior approval from the SAFE is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as capital transfer, direct investment, investment in securities, derivative products, or loans. Under the Foreign Exchange Administration Regulations, if an FIE intends to pay dividends and provides certain evidence documents (board resolution, tax certificates, etc.), such enterprise may purchase foreign currency without approval of the SAFE. If an FIE intends to engage in trade and services-related foreign exchange transactions and provides relevant commercial documents, such enterprise may purchase foreign currency without approval of the SAFE. An FIE may retain a certain amount of foreign currency, subject to a cap approved by the SAFE, to satisfy its foreign currency liabilities. In addition, foreign exchange transactions involving overseas direct investment, investment in securities, or derivative products must be registered with the governmental authorities in charge of foreign exchange administration and must be approved or put on record by the other relevant governmental authorities where necessary.

The Circular on Reforming the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”) was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015. In comparison to the Foreign Exchange Administration Regulations, the SAFE Circular 19 provides greater flexibility to an FIE in converting foreign exchange capital in its capital account into Renminbi funds and allows an FIE to use its converted Renminbi funds to make equity investments in China after performing required procedures. Under the SAFE Circular 19, an FIE may choose to convert any amount of foreign exchange capital in its capital account into Renminbi funds according to its actual business needs. The converted Renminbi funds will be kept in a designated account. If an FIE intends to initiate a new foreign exchange transaction in its capital account, it must provide supporting documents and go through the review process with the bank. An FIE is allowed to use its converted Renminbi funds only within the approved business scope.

On June 9, 2016, the SAFE issued the Circular on Management of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”), which reiterates some of the rules set forth in the SAFE Circular 19. According to the SAFE Circular 16, an enterprise may convert its foreign exchange capital, foreign debt, and funds recovered from overseas listing into Renminbi on a discretionary basis. The converted Renminbi funds may be used to extend loans to related parties or repay inter-company loans (including advances by third parties).

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), which became effective on December 17, 2012, and was amended on October 10, 2018. The SAFE Circular 59 amends and simplifies the foreign exchange procedure. According to the SAFE Circular 59, approval or verification from the SAFE is not required for a foreign investor or an FIE: (i) to open various special purpose foreign exchange accounts, such as pre-investment expenses accounts, foreign exchange capital accounts, asset realization accounts, and guarantee accounts; (ii) to reinvest his lawful income derived in the PRC, such as profits, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment; or (iii) to remit foreign exchange capital as a result of capital reduction, liquidation, early repatriation or stock transfer. Multiple capital accounts for the same entity may be opened in different provinces.

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On July 4, 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). According to the SAFE Circular 37, a Chinese resident must apply to a local SAFE branch to register foreign exchange before contributing money to an overseas SPV. An overseas SPV refers to an overseas company that is directly incorporated or indirectly controlled by a Chinese resident using its assets or rights and interests for the purpose of investments and financing. Following the initial registration, in the event of any alternation in the basic information, such as shareholders, name and operating duration of any individual Chinese resident, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, a Chinese resident must register the change in the foreign exchange with a local SAFE branch. If a Chinese shareholder holding interest in an overseas SPV fails to fulfill the required SAFE registration, the SPV’s PRC subsidiaries may be restricted from making profit distributions to the offshore parent and prohibited from carrying out cross-border foreign exchange transactions, and the SPV may be restricted from contributing additional capital to its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the Circular of Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”) was promulgated by the SAFE and took effect on June 1, 2015. The SAFE Circular 13 cancels registration and verification of foreign exchange under direct investment. Chinese and overseas investment entities can go directly to banks for registration for foreign exchange under domestic or overseas direct investment. The SAFE Circular 13 simplifies procedures for some direct investment-related foreign exchange transactions and cancels annual check of foreign exchange for direct investment and replaces it with registration for accumulated equity in domestic and overseas direct investment.

Pursuant to the Circular 37, a PRC resident shall register with a local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting overseas investment or financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37.

All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 21, 2023.

Dividend Distributions

If we determine to pay dividends on any of our ADSs in the future, as a holding company incorporated in the Cayman Islands, we will be dependent on receipt of funds from our Hong Kong subsidiary, ABGreen HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to ABGreen HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other purposes, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our ADSs.

Cash dividends, if any, on our ADSs will be paid in U.S. dollars. ABGreen HK may be considered a non-resident enterprise for PRC tax purposes. Any dividends that our PRC subsidiaries pay to ABGreen HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

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For us to pay dividends to our shareholders, we will rely on payments made from the Operating Entities in the PRC to CZTI WFOE, from CZTI WFOE to ABGreen HK, and the distribution of such payments indirectly to our Company. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (i) the Hong Kong project must be the beneficial owner of the relevant dividends; and (ii) the Hong Kong project must directly hold no less than a 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. As of the date of this prospectus, ABGreen HK is more likely to be subject to the 10% withholding tax rate. If ABGreen HK is considered as a Hong Kong resident enterprise, as stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Regulations Relating to Stock Incentive Plans

According to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Baitong Tang	46	Chairman, Chief Executive Officer, and Director
Lili Guan	48	Chief Financial Officer and Director
Tiexin Tang	39	Chief Technology Officer
*Wei Zhao	50	Independent Director Nominee
*Xin Yao	45	Independent Director Nominee
*Zhengwu Zhang	39	Independent Director Nominee

*We intend to appoint these individuals as independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

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Baitong Tang – Chairman, Chief Executive Officer, and Director

Baitong Tang has served as the Chairman of the board of directors (the “Board”) of the Company since July 13, 2023, and Chief Executive Officer of the Company since September 9, 2023. He has also served as the executive director of ABGreen Shenzhen RSC since August 2, 2013, the founder and chairman of ABGreen Shenzhen since March 23, 2016, the executive director of Shenqiu ABGreen Environmental Protection Technology Co., Ltd since April 2019, the executive director of AGreen Shandong since January 2022, an executive director of CZTI Shenzhen since June 2022, and an executive director of AGreen AnKang since June 2022. From June 2012 to December 2015, he served as the Executive Deputy General Manager of Shenzhen Taolv Information Technology Co., Ltd. From July 2006 to January 2010, he served as the Deputy General Manager of Foshan Tiantian new network technology Co., Ltd. From May 2004 to March 2006, he served as the Technical Engineer of China software and Technology Services Co., Ltd. From June 2001 to March 2004, he worked in Guangzhou modern video Co., Ltd. and successively held the posts of Product Testing and Product Manager, etc. From July 1998 to May 2001, he served as the Deputy Secretary of the Youth League Committee of the power branch of Sichuan Guangwang Group. Mr. Tang received his bachelor’s degree in computer technology from Guangdong University of Technology in 2007 and a junior college diploma of computer automatic control from Chongqing Electric Power College in 1998.

Lili Guan - Chief Financial Officer and Director

Lili, Guan has served as a director of the Board of the Company since July 13, 2023, and the Chief Financial Officer since September 9, 2023. She has served as the Chief Financial Officer of ABGreen Shenzhen since September 2016. From February 2015 to September 2016, she served as the Chief Financial Officer of Shenzhen TaoLv Information Technology Co., Ltd. Mrs. Guan worked as a Financial Manager of Yangyu Optoelectronics (Shenzhen) Co., Ltd. from March 2003 to February 2015. Mrs. Guan received a junior college diploma in finance from Beijing Language University in July 2005.

Tiexin Tang - Chief Technology Officer

Tiexin Tang has served as our Chief Technology Officer of the Company since September 9, 2023. He has also served as the Chief Technology Officer of ABGreen Shenzhen since March 2016. From August 2010 to March 2016, he served as the technical director of Shenzhen TaoLv Information Technology Co., Ltd. Mr. Tang worked as a software development engineer of Hunan YiLian Software Development Co., Ltd. from December 2007 to March 2010. Mr. Tang received a bachelor’s degree in computer science and technology from Chongqing University in July 2016.

Wei Zhao – Independent Director Nominee

Wei Zhao will be appointed as an independent Director, the chairman of the compensation committee, and the member of the audit committee and nominating and corporate governance committee. Mr. Zhao has served as the General Manager of Shenzhen Qianhai Yihe Investment Co., Ltd since June 2021. From September 2016 to June 2021, he served as the Deputy General Manager of Zhongruirunhe (Ningbo) Investment Management Co., Ltd. He has served as the Independent Director of Shenzhen Zhaori Technology Co., Ltd (stock code: 300333.SZ) since May 2023. Mr. Zhao received a master’s degree in MBA from Tsinghua University in 2004 and a bachelor’s degree in energy engineering from Zhejiang University in 1995.

Xin Yao – Independent Director Nominee

Xin Yao will be appointed as an independent Director, the chairman of the nominating and corporate governance committee, and the member of the audit committee and compensation committee. Mr. Yao has served as the Vice President of Tsinghua Suzhou Environmental Innovation Research Institute, responsible for the evaluation of scientific and technological innovation technology and the research of environmental policies since October 2017. He currently serves as the Director of Hebei Jingjinji Remanufacturing Industry Technology Research Co., Ltd. since August 2017, Director of Suzhou Shuangwen Times Water Purification Technology Co., Ltd. since October 2017, Director of Qingshang (Suzhou) Environmental Technology Co., Ltd. since September 2018, Director of Suzhou Guosuo Environmental Development Co., Ltd. since October 2018, Director of Qinghuan Tuoda (Suzhou) Environmental Technology Co., Ltd. since April 2019, Director of Huzhou Zhongzhi Huanchuang Industrial Investment Partnership (limited partnership) since June 2019, Director of Huzhou Zhonghuan Chuanghong Equity Investment Partnership (limited partnership) since August 2019, Director of Qingyuan Baize Kechuang Development (Suzhou) Co., Ltd. and Suzhou Green Dream Management Consulting Partnership (limited partnership) since April 2020, Director of Suzhou Qingzhan Environmental Technology Co., Ltd. since May 2020, Director of Suzhou QingChu Environmental Technology Co., Ltd. since May 2021, Director of Shanghai Qingyuan Baize Technology Service Co., Ltd. since July 2021, Director of Beijing Guohe Qingtuo Environmental Technology Co., Ltd. since March 2022, Director of Fengqingyang (Suzhou) Recycling Technology Co., Ltd. since April 2022, and Director of Zhongshan Clean Carbon Innovation Technology Co., Ltd. since March 2023. Mr. Yao received a master’s degree in environmental engineering from Tsinghua University in 2015 and a bachelor’s degree in environmental resources economics from Nanjing Agricultural University in 2002.

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Zhengwu Zhang – Independent Director Nominee

Zhengwu Zhang will be appointed as an independent Director, the chairman of the audit committee, and the member of the compensation committee and nominating and corporate governance committee. Mr. Zhang has served as the Department Head of Zhongxingcai Guanghua Certified Public Accountants (special general partnership) since July 2020. From November 2019 to July 2020, he served as the Department Head of Zhongxinghua Certified Public Accountants (special general partnership). From July 2017 to October 2018, he served as the Business Director of Pacific Securities Co., Ltd. He has served as the Independent Director of Shenzhen Kexin Communication Technology Co., Ltd. (300565.SZ) since October 2021 and as the Director of Shenzhen Delan Minghai new energy Co., Ltd. since March 2023. Mr. Zhang received a bachelor’s degree in human resource management from Hunan Normal University in 2009.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, our Chairman of the board, Mr. Baitong Tang, through Expola Investment Limited, Beveist Investment Limited, Getcher Investment Limited, Endoeval Investment Limited, will beneficially own approximately [   ]% of the aggregate voting power of our issued and outstanding Class A and Class B ordinary shares as a group if the minimum number of ADSs are sold in this offering and [   ]% of the aggregate voting power of our issued and outstanding Class A and Class B ordinary shares as a group if the maximym number of ADSs are sold in this offering. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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Audit Committee

Our audit committee will consist of Wei Zhao, Xin Yao and Zhengwu Zhang. Zhengwu Zhang will be the chairperson of our audit committee. We have determined that Wei Zhao, Xin Yao and Zhengwu Zhang will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Zhengwu Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee will consist of Wei Zhao, Xin Yao and Zhengwu Zhang. Wei Zhao will be the chairperson of our compensation committee. We have determined that Wei Zhao, Xin Yao and Zhengwu Zhang will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel, or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

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Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Wei Zhao, Xin Yao and Zhengwu Zhang . Xin Yao will be the chairperson of our nominating and corporate governance committee. We have determined that Wei Zhao, Xin Yao and Zhengwu Zhang will satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition considering the characteristics of independence, age, skills, experience, and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all our directors, executive officers, and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

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Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death, or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association as may be amended from time to time.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association as may be amended from time to time.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association, as may be amended from time to time, or the Nasdaq Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages, and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, fraud or dishonesty, habitual neglect of his or her duties, or material misconduct inconsistent with the due and faithful discharge of the executive officer’s material duties. An executive officer may terminate his or her employment at any time with one month’s prior written notice.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

During the fiscal year ended December 31, 2022, we paid an aggregate of RMB 746,963 (US $108,299) to our executive officers and directors. We have set aside or accrued an aggregate of RMB 0 (US $0) to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ADSs offered in this offering for:

●	each of our directors and executive officers who beneficially own our ordinary shares;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership of each listed person prior to this offering is based on (i) 125,000,610 Class A ordinary shares and (ii) 34,000,000 Class B ordinary shares outstanding. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Percentage of beneficial ownership of each listed person after this offering is based on (i) [  ] Class A ordinary shares (if the minimum number of ADSs are sold in this offering) or [ ] Class A ordinary shares (if the maximum number of ADSs are sold in this offering) and (ii) [  ] Class B ordinary shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of the prospectus, we have 21 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing to satisfy the Nasdaq listing rules.

Named Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)		Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares (Minimum Offering Amount) (2)(3)		Post- Offering Percentage Ownership of Class A Ordinary Shares (Maximum Offering Amount) (2)(3)		Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering		Pre- Offering Percentage Ownership of Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares (Minimum Offering Amount) (2)(3)		Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares (Maximum Offering Amount) (2)(3)
Directors and Named Executive Officers:
Baitong Tang	3,215,296	(4)(5)(6)	2.57%	[ ]	%	[ ]	%	34,000,000	(7)	100%	[ ]	%	[ ]	%
Lili Guan	2,873,547	(4)	2.30%	[ ]	%	[ ]	%	—		—	—		—
Tiexin Tang	1,939,998	(4)	1.55%	[ ]	%	[ ]	%	—		—	—		—
Wei Zhao	—		—	—		—		—		—	—		—
Xin Yao	—		—	—		—		—		—	—		—
Zhengwu Zhang	—		—	—		—		—		—	—		—
All director and executive officer as a group (five individuals):	8,028,840		6.42%	[ ]	%			34,000,000	(7)	100%	[ ]	%	[ ]	%

5% Beneficial Owners:
Expola Investment Limited	—		—	—				34,000,000	(7)	100%	[ ]	%	[ ]	%
Beveist Investment Limited	22,526,500	(4)	18.02%	[ ]	%			—		—	[ ]	%	[ ]	%
Getcher Investment Limited	21,560,000	(5)	17.24%	[ ]	%			—		—	[ ]	%	[ ]	%
Endoeval Investment Limited	20,250,506	(6)	16.20%	[ ]	%			—		—	[ ]	%	[ ]	%
Unatee Investment Limited	13,080,000	(8)	10.46%	[ ]	%			—		—	[ ]	%	[ ]	%
Groadse Investment Limited	10,244,573	(9)	8.20%	[ ]	%			—		—	[ ]	%	[ ]	%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

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(2)	Calculation based 125,000,610 Class A Ordinary Shares and 34,000,000 Class B Ordinary Shares issued and outstanding immediately before the Offering. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company.
(3)	Assuming a minimum amount of [ ] ADSs and a maximum amount of [ ] ADSs are issued in this offering.
(4)	These shares are held by Beveist Investment Limited, a British Virgin Islands company. Baitong Tang is the sole director of Beveist Investment Limited. Beveist Investment Limited is approximately 36.84% held by Haibin Lin, 19.89% held by Shujun Li, 8.88% held by Meixia Zhang, 8.88% held by Xiaohua Li, 7.97% held by Yuanhua Zhou, 7.97% held by Fukang Xing, 7.97% held by Rongping Xing, and 1.6% held by Baitong Tang. The registered address of Beveist Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(5)	These shares are held by Getcher Investment Limited, a British Virgin Islands company. Baitong Tang is the sole director of Getcher Investment Limited. Getcher Investment Limited is approximately 66.61% held by Di Xue, 26.62% held by Feng Zhang, and 6.77% held by Baitong Tang. The registered address of Getcher Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(6)	These shares are held by Endoeval Investment Limited, a British Virgin Islands company. Baitong Tang is the sole director of Endoeval Investment Limited. Endoeval Investment Limited is approximately 46.55% held by Cuili Zhang who is the spouse of Mr. Baitong Tang, 14.19% held by Lili Guan who is the Chief Financial Officer and Director of CZTI, 9.58% held by Tiexin Tang who is the Chief Technology Officer and Director of CZTI, 6.89% held by Baitong Tang, 6.38% held by Chongyan Yi, 5.94% held by Xinhua Wen, 5.68% held by Rentao Zhang, 3.02% held by Sicheng Li, and 1.77% held by Luanbo Hu. The registered address of Endoeval Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(7)	These shares are held by Expola Investment Limited, a company incorporated in the British Virgin Islands. Expola Investment Limited is 100% owned by Mr. Baitong Tang, who is its sole shareholder and director. The registered address of Expola Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(8)	These shares are held by Unatee Investment Limited, a British Virgin Islands company. Unatee Investment Limited is 100 % owned by Mr. Guangchun Zhuang, who is its sole shareholder and director. The registered address of Unatee Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(9)	These shares are held by Groadse Investment Limited, a British Virgin Islands company. Groadse Investment Limited is 100% owned by Mr. Kewen Lin, who is its sole shareholder and director. The registered address of Groadse Investment Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may result in a change of control of our Company at a subsequent date.

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RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2023, December 31, 2021 and 2022 and transactions for the six months ended June 30, 2023 and the years ended December 31, 2021 and 2022 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Baitong, Tang	Chief Executive Officer and Chairman of the Board of Directors
Mr. Peng Du	A minority shareholder of Jinyou Metal
Ms. Qinqin Zhang	A minority shareholder of Jinyou Metal
Mr. Haibing Ling	Chief Executive Officer and Chairman of ABGreen Fuyang
Ms. Haiyan Yang	A minority shareholder of the company
Mr. Weicheng Wang	Chief Executive Officer and Chairman of Zhoukou Senbo
ABGreen Reverse Supply Chain Management (Beijing) Co., LTD (“ABGreen BJ”)	Owned by a minority shareholder of the Company
Beijing ABGreen Reverse Supply Chain Co., LTD (“BJ ABGreen RSC”)	An entity controlled by Mr. Baitong Tang
Shenzhen ABGreen Reverse Supply Chain Partnership (limited partnership) (“SZ ARSC(LP)”)	An entity controlled by Mr. Baitong Tang
Jieshou Yunsheng Digital Industrial Park Service Co. LTD (“JSYS”)	A shareholder of JSYS is a director of ABGreen Fuyang
Chongqing Lanyu Renewable Resources Recycling Co. LTD (“CQLRR”)	A previous minority shareholder of Jinyou Metal in 2022 (The entity ceased to be a shareholder of Jinyou Metal since September 2022.)
Chongqing Renewable Resources (Group) Co. LTD (“CQRR”)	The shareholder of CQLRR
Chongqing Ruiyu Material Recycling Co. LTD (“CQRY”)	An entity controlled by CQLRR
Chongqing Lanyu New Supply Renewable Resources Co. LTD (“CLNSRR”)	An entity controlled by CQLRR
Henan Haiyue Metal Technology Co. LTD (“HNHY”)	A minority shareholder of Jinyou Metal
Tianjiu Sharing Wisdom Enterprise Service Co. LTD (“Tianjiu”)	A minority shareholder CZTI Shenzhen

(2) Accounts receivable from a related party

	December 31, 2021	December 31, 2022	June 30, 2023
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
ABGreen BJ	-	3,720	-
Total	-	3,720	-

For the year ended December 31, 2022, the Company provided software development services to ABGreen BJ. The balance as of December 31, 2022 was fully collected subsequently.

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(3) Advance to suppliers -a related party

	December 31, 2021	December 31, 2022	June 30, 2023
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
Tianjiu	2,916	1,783	856
Total	2,916	1,783	856

For the years ended December 31, 2021 and 2022, the Company paid regional service incremental cost to Tianjiu in advance, which is subject to amortization along with the regional service progress made. As of December 31, 2021 and 2022, the Company’s advance balance to Tianjiu amounted to RMB2.9 million and RMB1.8 million (US$0.3 million), respectively. For the six months ended June 30, 2023, the Company paid regional service incremental cost to Tianjiu in advance. As of June 30, 2023, the Company’s advance balance to Tianjiu amounted to RMB0.9 million (US$0.1 million), there is no additional advance payment made to Tianjiu.

(4) Sales to and service provided for related parties

	For the Year Ended December 31,
	2021	2022
	RMB (in thousands)	RMB (in thousands)
CQRY	106,871	38,718
CLNSRR	-	42,667
ABGreen BJ	-	3,509
	106,871	84,894

For the years ended December 31, 2021 and 2022, the Company sold ferrous metals to CQRY and CLNSRR and provided software development service to ABGreen BJ. The related sales and service represented approximately 9% and 3% of the Company’s total revenue for the years ended December 31, 2021 and 2022, respectively.

	For the Six Months Ended June 30,
	2022	2023
	RMB (in thousands)	RMB (in thousands)
CQRY	38,718	-
CLNSRR	42,667	-
ABGreen BJ	255	-
	81,640	-

For the six months ended June 30, 2022, the Company sold ferrous metals to CQRY, CLNSRR and provided software development service to ABGreen BJ. The related sales and service represented approximately 8% and nil of the Company’s total revenue for the six months ended June 30, 2022 and 2023.

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(5) Purchase products and service from related parties

	December 31,2021	December 31,2022
	RMB (in thousands)	RMB (in thousands)
Ms. Qinqin Zhang	-	47,606
Tianjiu	2,140	11,943
Total	2,140	59,549

For the year ended December 31, 2022, the Company purchased household waste from Ms. Qinqin Zhang, which represented approximately 2% of the Company’s total purchase for the year ended December 31, 2022. For the years ended December 31, 2021 and 2022, the Company incurred regional service incremental cost amortization from advances to Tianjiu in the amount of RMB 2.1 million and RMB 8.4 million, respectively. For the years ended December 31, 2021 and 2022, the Company incurred consulting service fee to Tianjiu in the amount of RMB nil and RMB 3.5 million, respectively.

	June 30, 2022	June 30, 2023
	RMB (in thousands)	RMB (in thousands)
Ms. Qinqin Zhang	47,116	-
Tianjiu	7,885	926
Total	55,001	926

For the six months ended June 30, 2022, the Company purchased household waste from Ms. Qinqin Zhang, which represented approximately less than 5% of the Company’s total purchase for the relevant period. For the six months ended June 30, 2023, the Company did not purchase household waste from related parties. For the six months ended June 30, 2022 and 2023, the Company incurred regional service and consulting costs to Tianjiu.

(6) Due from related parties

As of December 31, 2021 and 2022, the balance of due to related parties was as follows:

	December 31, 2021	December 31, 2022	June 30, 2023
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
Ms. Qinqin Zhang (1)	-	1,494	1,000
Ms. Haiyan Yang (2)	630	1,140	1,500
Mr. Weicheng Wang	-	100	100
CQLRR (3)	9,700	-	-
SZ ARSC(LP) (4)	981	-	-
Mr. Baitong Tang (5)	1,040	-	-
ABGreen BJ(6)	-	3,260	-
Mr. Haibin Lin (7)	1,500	-	-
JSYS(8)	-	2,500	2,725
Total	13,851	8,494	5,325

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(1)	For the year ended December 31, 2022, the Company loaned RMB 1.5 million to Ms. Qinqin Zhang. The loan was unsecured, interest free and has been fully collected by June 2023. The Company lent another RMB1 million interest-free loan during the six months ended June 30, 2023. The balance has been fully collected by October 31, 2023.

(2)	On December 20, 2021, the Company loaned RMB0.5 million to Ms. Haiyan Yang with a term from December 20, 2021 to December 19, 2022. The total principal and interest balance was RMB 0.6 million as of December 31, 2021. On January 7 and February 14, 2022, the Company loaned in the aggregate of RMB 1.5 million to Ms. Haiyan Yang with fixed annual interest rate of 12%. After partial collection, the total principal and interest balance was RMB1.1 million (US $0.2 million) as of December 31, 2022. The Company loaned additional funds with a total loan balance of RMB 1.5 million with fixed annual interest rate of 10% during the six months ended June 30, 2023. The balance has been fully collected by October 31, 2023.

(3)	For the year ended December 31, 2021, the Company provided short-term loans in aggregate of RMB 79.2 million to CQLRR for working capital purposes. The loans were unsecured, interest free and due on demand. The Company collected RMB 69.5 million during the year ended December 31, 2021 and the remaining balance was fully collected in 2022.

(4)	For the year ended December 31, 2021, the Company loaned RMB 1.0 million to SZ ARSC(LP) for working capital purposes. The loan was unsecured, interest free and due on demand. After partial repayment, the balance was RMB nil as of December 31, 2022.

(5)	For the year ended December 31, 2021, the Company loaned RMB 1.0 million to Mr. Baitong Tang. The loan was unsecured, interest free and due on demand. The loan was fully collected in 2022.

(6)	For the year ended December 31, 2022, the Company loaned approximately RMB 3.3 million (US $0.5 million) to ABGreen BJ for working capital purposes. The loan was unsecured, interest free and due on demand. The loan was fully collected by the Company subsequently in 2023.

(7)	For the year ended December 31, 2021, the Company loaned RMB 1.5 million to Mr. Haibin Lin. The loan was unsecured, interest free and due on demand. The loan was fully collected by the Company in 2022.

(8)	The balance as of December 31, 2022, the Company loaned RMB 2.5 million (US $0.4 million) to JSYS for working capital purposes, which was unsecured and interest free. As of June 30, 2023, the total principal and interest balance was RMB 2.7 million. The balance has been fully collected by October 31, 2023.

(7) Due to related parties

As of December 31, 2021 and 2022, due to related parties was as follows:

	December 31, 2021	December 31, 2022	June 30, 2023
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
CQRR	20,000	-	-
Mr. Peng Du	-	300	300
Mr. Baitong Tang	-	-	680
HNHY	2,920	1,020	-
Total	22,920	1,320	980

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For the year ended December 31, 2021, the Company obtained short-term working capital loans from CQRR with a remaining balance of approximately RMB 20 million. The loans were unsecured with a fixed interest annual rate of 6% and due on demand. The loans were fully repaid in 2022.

For the year ended December 31, 2022 and for the six months ended June 30, 2023, the Company obtained short-term working capital loans in the aggregate of approximately RMB 0.3 million (US$0.04 million) from Mr. Peng Du. The loans were unsecured, interest free and due on demand.

For the year ended December 31, 2021, the Company purchased a batch of equipment from HNHY for RMB3.9 million. The balance as of December 31, 2021 was RMB 2.9 million. After partial payment, the balance was RMB1.0 million on December 31, 2022, which was fully repaid subsequently in 2023.

For the six months ended June 30, 2023, Mr. Baitong Tang advanced RMB 0.7 million (US $0.09 million) to the Company for working capital purposes.

(8) Long term loan payable to related parties

During the year ended December 31, 2022, the Company signed several loan agreements with the shareholders of BJ ABGreen RSC and obtained unsecured interest-free working capital loans in the aggregate of RMB99 million. The Company repaid RMB6.0 million (US$0.9 million) in January 2023 and obtained an additional RMB 7 million (US $1.0 million) long term loan during the six months ended June 30, 2023. On July 1, 2023, the Company entered into an amended loan agreement with BJ ABGreen RSC and its shareholders for the remaining loan balance of RMB100 million (US$13.8 million) (the “long-term portion loan”). Pursuant to the amended loan agreement, the shareholders of BJ ABGreen RSC transferred their creditor’s right in the long-term loan to BJ ABGreen RSC and the loan will mature on June 30, 2028. Upon maturity, the Company has the right to renew the loan with BJ ABGreen RSC. The amended loan carried an annual interest rate of 5.5% with interest payable on annual basis.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempt company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on July 13, 2023. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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Class A&B Ordinary Shares and Preference Shares

All our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to the bearer.

As of the date of this prospectus, our authorized share capital is US $30,000.00 divided into i) 1,900,000,000 Class A ordinary shares of par value 0.00001 each; ii) 100,000,000 Class B ordinary shares of par value 0.00001 each; and iii) 1,000,000,000 preferred shares of par value 0.00001 each. As of the date of this prospectus, there are 125,000,610 Class A ordinary shares issued and outstanding and 34,000,000 Class B ordinary shares issued and outstanding.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot, issue, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Subject to the provision of our articles and any special resolution of the shareholders to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, Class A ordinary and Class B ordinary shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a) Conversion Rights:

(i) Subject to the provisions of our articles and to compliance with all fiscal and other laws and regulations applicable thereto, including the Cayman Companies Act, a holder of Class B ordinary shares shall have the Conversion Right in respect of each Class B ordinary share in its holding. For the avoidance of doubt, a holder of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances.

(ii) Each Class B ordinary share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of fully paid Class A ordinary share calculated at the conversion rate on a 1:1 basis, or at such rate as may be determined by the Company from time to time. Such conversion shall take effect on the date as specified in the conversion notice. A conversion notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B ordinary shares and/or such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the directors may reasonably require). Any and all taxes and stamp, issue, and registration duties (if any) arising on conversion shall be borne by the holder of Class B ordinary shares requesting conversion.

(iii) On the conversion date, every Class B ordinary share converted shall automatically be re-designated and re-classified as the applicable number of Class A ordinary shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A ordinary shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B ordinary shares as the holder of the corresponding number of Class A ordinary shares resulting from the conversion of the Class B ordinary shares in, and make any other necessary and consequential changes to, the register of members and shall procure that certificates in respect of the relevant Class A ordinary shares, together with a new certificate for any unconverted Class B ordinary shares comprised in the certificate(s) surrendered by the holder of the Class B ordinary shares, are issued to the holders thereof.

(iv) Until such time as the Class B ordinary shares have been converted into Class A ordinary shares, the Company shall:

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(A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any preemptive rights out of its authorized but unissued share capital, such number of authorized but unissued Class A ordinary shares as would enable all Class B ordinary shares to be converted into Class A ordinary shares and any other rights of conversion into, subscription for or exchange into Class A ordinary shares to be satisfied in full; and

(B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B ordinary shares to Class A ordinary shares it would be required to issue Class A ordinary shares at a price lower than the par value thereof.

(b) Voting Rights:

(i) Holders of Class A ordinary shares and Class B ordinary shares have the right to receive notice of, attend, speak, and vote at general meetings of the Company. Holders of shares of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as a single class on all matters submitted to a vote for members’ consent.

(ii) Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company.

(iii) Each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

(iv) Holders of Preference Shares have no right to receive notice of, attend, speak, and vote at general meetings of the Company.

(c) Transfer

(i) Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares validly transferred to the new holder shall be automatically and immediately converted into such number of Class A ordinary shares calculated based on the conversion rate on a 1:1 basis or at such rate as may be determined by the Company from time to time.

(ii) For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B ordinary shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B ordinary shares, in which case all the related Class B Shares shall be automatically converted into the same number of Class A Shares upon the Company’s registration of the third party or its designee as a member holding that number of Class A ordinary shares in the register of members.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors, when paying dividends to shareholders, may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

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Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per ordinary share. On a poll, each Class A ordinary share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed by the memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce their share capital in any way.

Calls on Shares and Lien on Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten per cent per annum as the directors may determine. The directors may waive payment of the interest wholly or in part.

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We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

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When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Global Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Global Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the ordinary share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed for more than 30 days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempt company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

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The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act, a general meeting may be convened on shorter notice with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven clear days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

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Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

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A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriate to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

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Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category of shares held by each member; and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is largely derived from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

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	Delaware	Cayman Islands
Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

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	Delaware	Cayman Islands

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds, or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

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	Delaware	Cayman Islands
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken off by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken off and cease to exist.
Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Cayman Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

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Delaware	Cayman Islands

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

	●	the statutory provisions as to the required majority vote have been met;

	●	the shareholders have been fairly represented at the meeting in question;

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	Delaware	Cayman Islands
		●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
		●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action, but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

		●	a company acts or proposes to act illegally or ultra vires;
		●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
		●	those who control the company are perpetrating a “fraud on the minority.

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	Delaware	Cayman Islands
Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.	The Cayman Companies Act does not provide shareholders with any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.	The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

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Anti-money Laundering - Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Data Protection in the Cayman Islands - Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or

(c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data is disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

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Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of the scope of the legislation or else be subject to more limited substance requirements.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

We were incorporated in the Cayman Islands as an exempt company with limited liability on July 13, 2023, 1 Class A ordinary share was issued to Osiris International Cayman Limited. On July 13, 2023, the 1 Class A ordinary share was transferred from Osiris International Cayman Limited to Arrowmask Investment Limited and Carbon Zero Technologies International Inc. further issued the following shares on the same date:

Name	Classes of Ordinary Shares	Date of Issuance	Number of Shares Issued
Expola Investment Limited	Class B ordinary shares	July 13, 2023	34,000,000
Beveist Investment Limited	Class A ordinary shares	July 13, 2023	22,526,500
Getcher Investment Limited	Class A ordinary shares	July 13, 2023	21,560,000
Endoeval Investment Limited	Class A ordinary shares	July 13, 2023	20,250,506
Unatee Investment Limited	Class A ordinary shares	July 13, 2023	13,080,000
Groadse Investment Limited	Class A ordinary shares	July 13, 2023	10,244,573
Brookline Management Limited	Class A ordinary shares	July 13, 2023	7,000,000
Sprint Investment Limited	Class A ordinary shares	July 13, 2023	6,780,000
South Kensington Investment Limited	Class A ordinary shares	July 13, 2023	6,000,000
Prospe Investment Limited	Class A ordinary shares	July 13, 2023	4,740,000
Gravel Investment Limited	Class A ordinary shares	July 13, 2023	2,548,902
Arrowmask Investment Limited	Class A ordinary shares	July 13, 2023	2,179,999
Rocage Investment Limited	Class A ordinary shares	July 13, 2023	2,000,000
Eagletree Investment Limited	Class A ordinary shares	July 13, 2023	1,733,170
Dumace Investment Limited	Class A ordinary shares	July 13, 2023	1,241,584
Seekant Investment Limited	Class A ordinary shares	July 13, 2023	1,241,584
Feyond Investment Limited	Class A ordinary shares	July 13, 2023	765,604
Bisoon Investment Limited	Class A ordinary shares	July 13, 2023	418,347
Paulee Investment Limited	Class A ordinary shares	July 13, 2023	275,941
Schrodier Investment Limited	Class A ordinary shares	July 13, 2023	275,941
Chaingi Investment Limited	Class A ordinary shares	July 13, 2023	137,958

As of the date of this prospectus, we have an aggregate of 125,000,610 Class A ordinary shares and 34,000,000 Class B ordinary shares issued and outstanding.

Underwriter Purchase Option

We have agreed to sell to the Representative an underwriter purchase option (“UPO”) to purchase up to a total of [  ] ADSs (5% of the ADSs sold in this offering) for consideration of $100. The UPO will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the offering, which period shall not extend further than five years from the effective date of the registration statement, of which this prospectus is a part, in compliance with FINRA Rule 5110(f)(2)(G). The UPO is exercisable at a per ADS price equal to 110% of the public offering price per ADS in the offering. The UPO has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate the UPO or the securities underlying the UPO, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the UPO or the underlying securities for a period of 180 days from the date of this prospectus.

The exercise price and number of ADSs issuable upon exercise of the UPO may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[ ], as depositary, will register and deliver the ADSs. Each ADS will represent ownership of [ ] Class A ordinary shares, deposited with [ ], as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at [ ]. The principal executive office of the depositary is located at [ ].

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

●	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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●	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

●	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

●	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

●	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determine that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

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Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists, or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

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Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our board of directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US $[ ] per ADS issued

●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US $[ ] per ADS cancelled

●	Distribution of cash dividends	Up to US $[ ] per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US $[ ] per ADS held

●	Distribution of ADSs pursuant to exercise of rights.	Up to US $[ ] per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US $[ ] per ADS held

●	Depositary services	Up to US $[ ] per ADS held on the applicable record date(s) established by the depositary bank

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As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

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Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case, we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such a sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

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Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such an action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

●	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

●	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

●	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

●	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit, or any other person believed by it in good faith to be competent to give such advice or information;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

●	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

●	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

●	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

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The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

●	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

●	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

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Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges;

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

●	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to apply to list our ADSs on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Upon completion of this offering, we will have [ ] outstanding ADSs, representing [ ] Class A ordinary shares or approximately [ ]% of our ordinary shares, if the minimum number of ADSs are sold in this offering and will have [ ] outstanding ADSs, representing [ ] Class A ordinary shares or approximately [ ]% of our ordinary shares, if the maximum number of ADSs are sold in this offering. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could materially adversely affect prevailing market prices of our Class A ordinary shares.

Lock-up Agreements

We have agreed not to, for a period of [three months] from the commencement of the Company’s first day of trading on the Nasdaq Global Market, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares, ADSs, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or ADSs or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of our ordinary shares issued and outstanding immediately prior to the consummation of the filing has also entered into a similar lock-up agreement for a period of [six months] from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the number of ordinary shares of the same class then outstanding, in the form of ADSs or otherwise, which will equal approximately [ ] ordinary shares immediately after this offering if the minimum number of ADSs are sold in this offering or approximately [ ] ordinary shares immediately after this offering if the maximum number of ADSs are sold in this offering; or

●	the average weekly trading volume of the ordinary shares in the form of ADSs or otherwise on Nasdaq during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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TAXATION

The following discussion of material PRC, Cayman Islands, and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the PRC, and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier, our Cayman Islands legal counsel; to the extent it relates to the PRC tax law, it is the opinion of Zhong Lun Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Further, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, and amended on February 24, 2017, and December 29, 2018, respectively, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body” is still evolving. There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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United States Federal Income Tax Considerations

The following discussion is a summary of certain material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in the ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will not take a position contrary to any position that we take. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares.

Except as specifically described below, this discussion does not address any of the tax consequences of holding the ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold the ADSs or ordinary shares) and does not describe any tax considerations arising in respect of the Foreign Account Tax Compliance Act, or FATCA. This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

●	persons required to accelerate the recognition of any item of gross income with respect to the ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to this offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

For United States federal income tax purposes, it is generally expected that a United States Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings of us and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs.

Because we do not intend to determine the earnings and profits of us on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met with respect to certain eligible holders. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares (such as our ordinary shares), or American depositary shares (such as our ADSs) representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as the ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year). In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation — PRC Taxation”), then we could be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). If we were eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by out ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year).

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

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You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares (at a rate not exceeding the applicable rate provided in the Treaty if the Treaty applies and if you are eligible for Treaty benefits) generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules. You should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the shares for more than one year may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Taxation — PRC Taxation”), then if the Treaty applies and a United States Holder that is eligible for the benefits of the Treaty, such United States Holder may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

We will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of the Company’s gross income for such year is passive income; or

●	at least 50% of the value of the Company’s assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is not entirely clear, we treat the VIE (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE or its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIE (including their subsidiaries) for U.S. federal income tax purposes, and based on the current and anticipated composition and classification of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following this offering) and the nature of our business operations, we do not expect to be a PFIC for the current taxable year ending December 31, 2023, although there can be no assurance in this regard. The determination of PFIC status for a taxable year is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of becoming a PFIC may substantially increase. We cannot assure you that we will not be treated as a PFIC for any taxable year, or that the IRS will not take a position contrary to any position that we take regarding the determination of our PFIC status.

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Changes in the value of our assets or the nature or composition of our income or assets may cause us to be or become a PFIC for one or more taxable years. The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of our ADSs on the Nasdaq. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or one or more future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our assets (including our goodwill and other unbooked intangibles), which may make it more likely that we are a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other taxable disposition of the ADSs or ordinary shares. You should consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

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If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations for United States federal income tax purposes (or other corporations in which we directly or indirectly own equity interests (including our consolidated VIE or any subsidiaries of the consolidated VIE)) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are expected to be listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are and remain listed on the Nasdaq and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you for each taxable year for which we are a PFIC, but no assurances are given in this regard.

If a mark-to-market election is available to you and you make the election, you will include as ordinary income in each taxable year the excess of the fair market value of your ADSs at the end of such taxable year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each taxable year the excess of your adjusted tax basis in such ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to-market election and we cease to be a PFIC, you will not take into account the gain or loss described above during any period in which we are not a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years in which we are a PFIC, unless our ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. As previously noted, if we were a PFIC, you would be able to make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election if we were a PFIC and, as a result, you will not be able to make such an election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares, the associated reporting requirements and the availability, application and consequences of the elections discussed above.

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Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of the ADSs or ordinary shares, and the proceeds from the sale or exchange of the ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING

We have entered into an underwriting agreement with Ninth Eternity Securities LLC (“NES”) as the sole representative of the underwriters (the “Representative”), with respect to the ADSs being offered. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to offer and sell a minimum offering amount of [ ] ADSs and a maximum offering amount of [ ] ADSs on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter must sell the minimum number of securities offered ([ ] ADSs) if any securities are sold. The underwriter is only required to use its best efforts to sell the securities offered.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the Nasdaq Global Market. We plan to list our ADSs on the Nasdaq Global Market under the symbol “[ ].” Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of ADSs. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the effective date of the registration statement of which this prospectus is a part, [unless mutually extended by us and the Representative for up to an additional 90 days]. If this offering is consummated, then on the closing date, net proceeds will be delivered to us and we will issue ADSs to purchasers.

We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

The underwriter is under no obligation to purchase any ADSs for its own account. To list on Nasdaq, we are required to satisfy the financial and liquidity requirements of the Nasdaq Global Market under the Nasdaq listing rules. We applied to list our ADSs on the Nasdaq Global Market . We will not launch this offering without a listing approval letter from the Nasdaq Global Market. We will deliver to Nasdaq a notice to commence trading three days prior to the completion of the offering. Trading in the ADSs will commence upon the closing of the offering. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other brokers or dealers to act as sub-agents or selected dealers on their behalf that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

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Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering:

	Minimum Offering Amount		Maximum Offering Amount
	Per ADS	Total	Per ADS	Total
Initial public offering price
Underwriting discounts(1)(2)

(1)	Represents underwriting discounts equal to seven point five percent (7.5%) per ADS (or $[ ] per ADS).

(2)	Does not include expenses, and fees and disbursements of the Representative and transfer agent of up to $250,000.

We have agreed to pay all fees, disbursements and expenses relating to the offering, including, but not limited to, (i) the costs of preparing, printing, mailing and delivering the registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (ii) preparing and printing stock certificates; (iii) the costs of any due diligence meetings, net roadshow, i-Deal system; (iv) all filing fees, costs and expenses incurred in the registration of the ADSs to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (v) all fees, expenses and disbursements relating to the registration or qualification of the shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate, if applicable; (vi) costs of conducting background checks for our senior management and board of directors; (vii) preparation of leather bound volumes and Lucite cube mementos in such quantities as the Representative may reasonably request; and (viii) all fees, and any expenses and fees incurred by the Representative’s counsel, and the transfer agent and registrar fees subject to a maximum amount of $250,000 (the “Expense Cap”). We have provided an advance against out-of-pocket expenses to the Representative in the amount of $[25,000] upon the execution of our engagement agreement with the Representative. An additional $25,000 will be paid to the Representative concurrently with the filing of the registration statement in connection with this offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, will be approximately $[  ], including the Expense Cap.

Listing

We intend to apply to have our ADSs listed on the Nasdaq Global Market under the symbol “[  ]”. There is no assurance that such an application will be approved, and if our application is not approved, this offering will not be completed. This offering is contingent upon final approval of the listing of our ADSs on the Nasdaq Global Market.

Underwriter Purchase Option

We have agreed to sell to the Representative an underwriter purchase option (“UPO”) to purchase up to a total of [  ] ADSs (5% of the ADSs sold in this offering) for $100. The UPO will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the registration statement, of which this prospectus is a part, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The UPO is exercisable at a per ADS price equal to 110% of the public offering price per ADS in the offering. The UPO has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate the UPO or the securities underlying the UPO, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the UPO or the underlying securities for a period of 180 days from the date of this prospectus.

The exercise price and number of ADSs issuable upon exercise of the UPO may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

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Right of First Refusal

We have granted the Representative a right of first refusal, for a period of two (2) years from the commencement of sale in the offering, to act as lead left book running manager or joint lead left book running manager on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets during such two (2) year period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the Representative for such subject transactions.

Lock-Up Agreements

We, each of our directors and officers and shareholders of our ordinary shares issued and outstanding immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of [180] days from the date of this prospectus, without the prior written consent of the underwriters not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our ADSs or other capital stock or any securities convertible into or exercisable or exchangeable for our ADSs, ordinary share or other capital stock;

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any our ADSs, any shares of ordinary share or other capital stock or any securities convertible into or exercisable or exchangeable for ADSs, ordinary share or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ADSs, ordinary share or other capital stock or any securities convertible into or exercisable or exchangeable for ADSs, ordinary share or other capital stock.

whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our ordinary shares or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Pricing of this Offering

Prior to this offering, there has been no public market for our ADSs. The initial public offering price of our ADSs and the exercise price of the UPO will be determined through negotiations between us and the Representative. The factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ADSs in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Based on the above valuation factors and the number of ordinary shares outstanding, we set our per-ADS price range between $[  ] and $[  ].

An active trading market for our ADSs may not develop. It is possible that after this offering the ADSs will not trade in the public market at or above the initial offering price.

Deposit of Offering Proceeds

The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at the branch of [ ] established by the Escrow Agent, or the Escrow Account. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of our offered ADSs and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our ADSs by noon of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “[ ].” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors by noon of the next business day after the termination of the offering.

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Other Relationships

Certain of the underwriters and their affiliates may in the future provide various advisory, investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees and commissions.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs during and after the offering. Specifically, the underwriters may create a short position in our ADSs for their own account by selling more ADSs than we have sold to the underwriters. The underwriters may close out any short position by purchasing ADSs in the open market.

In addition, the underwriters may stabilize or maintain the price of our ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if ADSs previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our ADSs to the extent that it discourages resales of our ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ADSs on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ADSs and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors. In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of ADSs described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

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Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published, or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

●	released, issued, distributed, or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

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Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

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Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

●	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

●	where no consideration is or will be given for the transfer; or

●	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for ADSs is made to the public in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

172

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Notice to Prospective Investors in the United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook (the “OSR”), in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

173

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance, expected to be incurred in connection with the offer and sale of our ADSs. Except for the SEC registration fee, the Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
Financial Industry Regulatory Authority Inc. filing fee	US$
Nasdaq listing fee	US$
Printing and engraving expenses	US$	[ ]
Legal fees and expenses	US$	[ ]
Accounting fees and expenses	US$	[ ]
Miscellaneous	US$	[ ]
Total	US$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of ADSs by us.

LEGAL MATTERS

We are being represented by The Crone Law Group P.C. with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters in connection with this offering have been passed upon for the underwriters by Loeb & Loeb LLP, New York, New York. The validity of the ADSs offered in this offering will be passed upon for us by Ogier. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm. The Crone Law Group P.C. may rely upon Ogier with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2022, and 2021, and for each of the fiscal years then ended, have been included herein and in the registration statement in reliance upon the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of Marcum Asia CPAs LLP is Suite 830, 7 Penn Plaza New York, NY, 10001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ADSs offered by this prospectus. You should refer to our registration statement and its exhibits and schedules if you would like to find out more about us and about the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

174

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES

F-1

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data and otherwise noted)

	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash	42,287	23,338	3,218
Restricted cash	30,237	217	30
Accounts receivable	315,926	302,668	41,740
Accounts receivable – a related party	3,720	-	-
Inventories	4,789	1,401	193
Advance to suppliers	54,197	81,459	11,234
Advance to suppliers – a related party	1,783	856	118
Due from related parties	8,494	5,325	734
Other receivable and other assets-current portion	48,870	46,452	6,405
Other receivable and other assets-a related party	13,449	10,733	1,479
Total current assets	523,752	472,449	65,151

Property and equipment, net	2,276	2,524	348
Intangible assets, net	436	394	54
Other receivable and other assets – non-current portion	3,240	2,356	325
Right-of-use assets-operating lease	1,079	679	94
Long term investments	10,030	10,030	1,383
Deferred tax assets	20	-	-
Deferred issuance costs	1,961	4,388	605
TOTAL ASSETS	542,794	492,820	67,960

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	8,912	9,116	1,257
Accounts payable	276,999	253,863	35,009
Advance from customers	9,608	6,542	902
Due to related parties	1,320	980	135
Loan payable to third parties	42,627	40,512	5,587
Long-term loan payable to related parties-current portion	6,001	-	-
Accrued expenses and other liabilities	21,505	23,171	3,194
Taxes payable	72,294	68,690	9,473
Deferred government grants	393	-	-
Lease liabilities-operating lease -current portion	770	240	33
Total current liabilities	440,429	403,114	55,590

Non-current liabilities
Bank loans – non-current portion	184	125	17
Long-term loan payable to related parties	92,958	99,958	13,785
Lease liabilities-operating lease -non-current portion	146	-	-
TOTAL LIABILITIES	533,717	503,197	69,392

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A ordinary shares* ($0.00001 par value, 1,900,000,000 shares authorized, 125,000,610 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	8	8	1
Class B ordinary shares* ($0.00001 par value, 100,000,000 shares authorized, 34,000,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	2	2	-
Additional paid-in capital	13,601	13,601	1,876
Statutory reserves	3,725	5,292	730
Accumulated deficit	(12,904)	(26,835)	(3,700)
Total shareholders’ equity (deficit)	4,432	(7,932)	(1,093)
Non-controlling interest	4,645	(2,445)	(339)
TOTAL EQUITY (DEFICIT)	9,077	(10,377)	(1,432)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	542,794	492,820	67,960

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHESIVE INCOME (LOSS)

(Amounts in thousands, except share and per share data and otherwise noted)

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Revenue
Product revenue	926,901	2,178,060	300,368
Product revenue-related parties	81,385	-	-
Net service revenue	16,140	5,827	804
Net service revenue-a related party	255	-	-
Total revenue	1,024,681	2,183,887	301,172

Operating expenses:
Merchandise costs	959,344	2,079,793	286,817
Fulfillment expenses	37,738	106,596	14,700
Selling expenses	5,518	1,790	247
General and administrative expenses	7,444	11,052	1,524
Research and development expenses	3,842	1,420	196
Total operating expenses	1,013,886	2,200,651	303,484

Income (loss) from operations	10,795	(16,764)	(2,312)

Other income (expenses):
Interest expenses	(783)	(210)	(29)
Interest income	66	1,067	147
Other income, net	919	388	54
Total other income, net	202	1,245	172
Income (loss) before income taxes	10,997	(15,519)	(2,140)
Provision for income taxes	5,405	3,935	543
Net income (loss)	5,592	(19,454)	(2,683)
Less: Net income (loss) attributable to non-controlling interests	5,391	(7,090)	(977)
Net income (loss) attributable to the Company’s shareholders	201	(12,364)	(1,706)

COMPREHESIVE INCOME (LOSS)	5,592	(19,454)	(2,683)
Less: comprehensive income (loss) attributable to non-controlling interests	5,391	(7,090)	(977)
Comprehensive income (loss) attributable to the Company’s Shareholders	201	(12,364)	(1,706)

Earnings (loss) per share
-Basic and diluted – Class A Ordinary shares	0.001	(0.08)	(0.01)
- Basic and diluted – Class B Ordinary shares	0.001	(0.08)	(0.01)

Weighted Average number of ordinary Shares Outstanding
-Basic and diluted – Class A Ordinary shares	125,000,610	125,000,610	125,000,610
-Basic and diluted – Class B Ordinary shares	34,000,000	34,000,000	34,000,000

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data and otherwise noted)

Six Months Ended June 30, 2022 and 2023

	Class A* Ordinary Shares		Class B* Ordinary Shares		Additional Paid in Capital	Statutory reserves	Accumulated Deficit	Non- controlling interest	Total Equity (Deficit)
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	125,000,610	8	34,000,000	2	7,100	991	(12,076)	(156)	(4,131)
Capital contribution made by shareholders	-	-	-	-	4,501	-	-	-	4,501
Net income for the period	-	-	-	-	-	-	201	5,391	5,592
Appropriation to statutory reserve	-	-	-	-	-	1,645	(1,645)	-	-
Dividends to non-controlling interest	-	-	-	-	-	-	-	(4,219)	(4,219)
Balance as of June 30, 2022	125,000,610	8	34,000,000	2	11,601	2,636	(13,520)	1,016	1,743

Balance as of December 31, 2022	125,000,610	8	34,000,000	2	13,601	3,725	(12,904)	4,645	9,077
Net loss for the period	-	-	-	-	-	-	(12,364)	(7,090)	(19,454)
Appropriation to statutory reserve	-	-	-	-	-	1,567	(1,567)	-	-
Balance as of June 30, 2023	125,000,610	8	34,000,000	2	13,601	5,292	(26,835)	(2,445)	(10,377)
Balance as of June 30, 2023(US$)	125,000,610	1	34,000,000	-	1,876	730	(3,700)	(339)	(1,432)

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands and otherwise noted)

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	5,592	(19,454)	(2,683)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	628	739	102
Deferred tax expense	172	20	3
Amortization of operating lease right-of-use assets	330	400	55
Changes in operating assets and liabilities
Accounts receivable	(164,447)	13,258	1,828
Accounts receivable-a related party	(270)	3,720	513
Inventories	(1,049)	3,388	467
Advance to suppliers	(6,991)	(27,262)	(3,760)
Advance to suppliers-a related party	943	927	128
Other receivable and other assets	(5,800)	18,234	2,517
Accounts payable	90,678	(23,136)	(3,191)
Accounts payables-related party	3,842	-	-
Advance from customers	462	(3,066)	(423)
Accrued expenses and other liabilities	491	1,666	231
Deferred government grants	(3,427)	(393)	(55)
Taxes payable	24,511	(3,604)	(497)
Operating leases liabilities	(585)	(676)	(93)
Net cash used in operating activities	(54,920)	(35,239)	(4,858)

Cash flows from investing activities:
Purchase of property and equipment	(144)	(945)	(130)
Purchase of long-term investment	(10,005)	-	-
Collection of third-party loans	1,597	-	-
Loans to third parties	-	(12,216)	(1,685)
Loans to related parties	(7,430)	(2,052)	(283)
Collection of related-party loans	1,953	4,727	652
Net cash used in investing activities	(14,029)	(10,486)	(1,446)

Cash flows from financing activities:
Repayment of short-term loans from related parties	(63,808)	(1,003)	(139)
Short-term loans from related parties	47,542	1,157	160
Long-term loan from related parties	20,415	7,000	965
Repayment of long-term loan from related parties	-	(6,001)	(828)
Proceeds from bank loans	2,357	2,000	276
Repayment of bank loans	(1,000)	(1,855)	(256)
Proceeds from loan payable to third parties	55,684	44,692	6,163
Repayment of loan payable to third parties	(30,100)	(46,807)	(6,456)
Shareholder contribution	4,501	-	-
Deferred issuance costs	-	(2,427)	(335)
Net cash provided by (used in) financing activities	35,591	(3,244)	(450)

Net decrease in cash	(33,358)	(48,969)	(6,754)
Cash and restricted cash, beginning of period	43,318	72,524	10,002
Cash and restricted cash, end of period	9,960	23,555	3,248

Reconciliation of cash and restricted cash, end of period
Cash	9,830	23,338	3,218
Restricted cash	130	217	30
Cash and restricted cash, at the end of period	9,960	23,555	3,248

Supplemental cash flow disclosures:
Cash paid for income tax	2,240	6,087	839
Cash paid for interest	783	210	29

Non-Cash Activities:
Right-of-assets obtained in exchange of operating lease obligations	626	-	-
Dividends payable to non-controlling shareholder offset by with related party receivable upon execution of offset agreement	4,166	-	-
Unpaid dividends declared to non-controlling shareholder	53	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Carbon Zero Technologies International Inc. (“CZTI” or the “Company”) was established under the laws of the Cayman Islands on July 13, 2023 as a holding company. The Company, through its subsidiaries (together the “Group”), specializes in the waste services in China. Mr. Baitong, Tang (“Mr. Tang”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO”), is the ultimate controlling shareholder (“the controlling shareholder”) of the Company.

The Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on September 25, 2023. The reorganization involved:

(i)	formation of CZTI Shenzhen on June 7, 2022 and 75% equity interests of ABGreen Shenzhen was transferred to CZTI Shenzhen on July 21, 2022

(ii)	the formation of the Company’s wholly owned subsidiary- CZTI HK on August 9, 2023and its wholly owned subsidiary — CZTI WFOE on August 30, 2023;

(iii)	During the period from August to September, 2023, after a series of transfer under common control and at nominal considerations, all the shareholders equity interest in CZTI Shenzhen was ultimately transferred to CZTI WFOE on September 25, 2023.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Interim financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the years ended December 31, 2021 and 2022.

F-6

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates and assumptions

In preparing the Condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the condensed consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition and allowance for credit losses. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Liquidity

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2022 and June 30, 2023, we had cash and restricted cash of approximately RMB72,524 and RMB23,555 (US$3,248), respectively. As of June 30, 2023, our current assets were approximately RMB472,449 (US$65,151), and our current liabilities were approximately RMB403,114 (US$55,590), which resulted in a working capital of approximately RMB69,335 (US$9,561). Our net operating cash outflow was approximately RMB80,325 for the year ended December 31, 2022 and approximately RMB35,239 (US$4,858) for the six months ended June 30, 2023.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Principles of consolidation

The Condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the condensed consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of December 31, 2022 and June 30, 2023, the balance of non-controlling interests amounted to equity and deficit of RMB4,645 and RMB 2,445 (US$339), respectively. A movement of non-controlling interest for December 31, 2022 and the June 30, 2023were as follows:

	December 31, 2022	June 30, 2023
Beginning Balance	(156)	4,645
Proportionate shares of net income (loss)	10,995	(7,090)
Dividends to non-controlling shareholders	(4,219)	-
Non-controlling interest gain from disposal of subsidiaries	25	-
Shares transfer from non-controlling shareholders to controlling shareholders	(2,000)	-
Ending balance	4,645	(2,445)

F-7

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable and allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted. No allowance was recorded as of June 30, 2023 and December 31, 2022, respectively.

Advances to suppliers

Advances to suppliers are primarily consist of advances to suppliers, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. No allowance was recorded as December 31, 2022 and June 30, 2023, respectively.

Other receivable and other assets

Other receivable and other assets primarily consist of refundable tax credits and receivables, security deposits made to customers and advances to employees, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the six months ended June 30, 2022 and 2023, the Group provided and wrote off allowance for doubtful accounts of RMB288 and Nil, respectively.

F-8

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred issuance costs

Deferred issuance costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the proposed offering and that would be charged to shareholders’ equity upon the completion of the proposed offering. Should the proposed offering prove to be unsuccessful, these deferred issuance costs will be charged to the Consolidated Statements of Operations. As of December 31, 2022 and June 30, 2023, the deferred issuance costs were RMB 1,961 and RMB4,388 (US$605), respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, advances to suppliers, other receivable and other assets, accounts payable, advance from customers, accrued expenses, bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Group determined that the carrying value of the long-term portion of bank loans and loans payable to third parties approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Group adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group is a waste services company and revenues are generated primarily from sales of waste product and service that the Group offers to its customers. The Group also generates revenues from sales of pre-owned electronic products through offline and online stores it operates.

F-9

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Product revenue

Waste household appliances and ferrous metals

The majority of the Group’s revenue comes from recycle and sales of waste household appliance (“household waste”) and ferrous metals through offline channels. The Group’s household waste and ferrous metals recycle process involves that the selection and collection of household waste and ferrous metals from location suppliers and sales to customers, primarily including recycling centers and industrial companies. The Group presents revenue generated from its product sales on a gross basis as the Group has control of the goods and has the ability to direct the selection and collection of goods to obtain substantially all the benefits and recognizes revenue at a point in time when control of the goods is transferred to the customers, which generally occurs upon acceptance by customers. The Group’s contracts with customer are primarily on a fixed-price basis and generally do not contain a right of return or cancellable provisions.

Pre-owned electronic products

The Group also sales of pre-owned electronic products through online and offline stores it operates. For online sales, the Group recognizes revenue from the sale of pre-owned electronic products through the online stores it operates. The Group utilizes external delivery service providers to deliver goods to its customers. The customers pay for the goods in advance. The Group presents revenue generated from its sales of pre-owned electronic products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Due to China’s statutory requirement for 7 days return policy for all online purchase, revenues from online sales of pre-owned electronic products are recognized at the point of time when control is transferred, which typically happens upon 7 days after the acceptance. The Group’s contracts with customer are primarily on a fixed-price basis. Product revenues are reduced by discounts and allowances provided to customers, which has been immaterial in the historical periods. After the 7 days, customers generally do not have the right to return product unless damaged or defective.

For sales of pre-owned electronic products through offline stores, the Group recognizes revenue at the point of time when customers pay and obtain control of the products.

The Group typically provides one-year standard product warranties on the pre-owned electronic products sold. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized, which has been immaterial in the historical periods. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products.

Net service revenue

Regional service revenue

The Group utilizes its own APPs to gather local household waste information and shares the market information with regional partners to leverage their business with the Group’s technical, operational and marketing supports, in return, the Group charged a fixed amount regional service fee over the contractual period from certain the regional partners for the six months ended June 30, 2022 and 2023. Starting on January 1, 2023, the Group no longer enters into any new regional service contracts with regional partners. The Group determined the performance obligation of regional service is satisfied over time as the regional partners simultaneously received and consumed the benefits of accessing to the Group’s APP and the related technical, operational and marketing supports provided by the Group. The Group has enforceable right to payments for the work performed. Therefore, revenues for regional service were recognized over time based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. The Group used an input method based on cost incurred as the Group believes that this method most accurately reflected the Group ‘s progress toward satisfaction of the performance obligation.

The Group charged regional service revenue from certain regional partners but incurred certain marketing reimbursement to the same location partners. In such case, the Group determined that consideration payable to a customer shall be accounted as a reduction of the regional service revenue in accordance with ASC 606-10-32-25.

System service revenue

The Group’s APP facilitates the waste collection transaction between the location suppliers and householders. Location suppliers can collect the household waste from householders based the waste information published by householder on the Group’s APP. The Group charges a fixed system service fee from location suppliers for each successful waste collection transaction facilitated through the Group’s APP. System service revenues are recognized at a point in time upon when the facilitation service is completed (i.e., at the time location suppliers confirms the collection of the household waste from householder) system service fees are not refundable.

F-10

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Software development revenue

Revenue from software development services is primarily comprised of fixed-fee contracts, which require the Group to develop specific applications based on customer request usually within less than 3 months. The Group does not have any enforceable right to payment for performance completed to date. Revenue is recognized at a point in time when the application is delivered and accepted by the customers.

For the six months ended June 30, 2022 and 2023, the disaggregation of revenue by the type was as follows:

	Six Months Ended June 30,
	2022	2023
	RMB	RMB
Product Revenue:
Waste household appliances – offline channel	304,904	738,262
Ferrous metals – offline channel	702,387	1,438,203
Pre-owned electronic sales – offline channel	149	1,206
Pre-owned electronic sales – online channel	846	389
	1,008,286	2,178,060
Net Service revenue:
Regional service revenue	12,394	2,305
System service revenue	3,747	3,522
Software development revenue	254	-
	16,395	5,827
Total	1,024,681	2,183,887

For the six months ended June 30, 2022 and 2023, the disaggregation of revenue by the timing of transfer of goods or services was as follows:

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Revenue recognized at a point in time	1,012,287	2,181,582
Revenue recognized over time	12,394	2,305
Total	1,024,681	2,183,887

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. The Group has determined that our contracts do not include a significant financing component because we expect the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of advanced payments received from customers before they received the products and service, mainly related to online channel sales of pre-owned electronics and regional service provided, in which the Group receives advance payments pursuant to the agreements with certain customers before the products or service are transferred. As of December 31, 2022 and June 30, 2023, the advances from customer amounted to RMB9,608 and RMB6,542 (US$902), respectively. RMB 5,372 (US$741) of contract liabilities as of December 31, 2022 has been recognized as revenue for the six months ended June 30, 2023. The Company expected to recognize the entire contract liabilities as of June 30, 2023 as revenue in the next 12 months.

F-11

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Merchandise costs

Merchandise costs primarily consists of cost of acquired waste products for recycling.

Fulfillment

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s technology infrastructure, waste collection, offline stores and warehouse operations, including contractors’ expenses attributable to purchasing, receiving, inspecting, packaging, lease expense for sorting centers and warehouse and equipment depreciation.

Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, advertising costs.

Advertising expenditures are expensed as incurred and such expenses were included as part of selling expenses. For the six months ended June 30, 2022 and 2023, the advertising expenses amounted to RMB 19 and RMB891 (US$123), respectively.

Government grants

Government grants consist of cash subsidies entitled by the PRC local governments. Grants as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when the Group is entitled to. Government grants with specified performance obligations are recognized when all the obligations have been fulfilled or otherwise deferred. Government grants related to the purchases of assets are used to net the cost of the respective assets. For the government grants with not specified purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances, the unspecific purpose subsidies are recognized as other income as further performance by the Group is not required. For the six months ended June 30, 2022 and 2023, the unspecified government grants of RMB564 and RMB787 (US$108), respectively, were included as other income in the Group’s condensed consolidated income and comprehensive income. For the six months ended June 30, 2022 and 2023, the government grants of RMB66,223 and RMB126,743 (US$17,479), respectively, were related to the purchases of household waste merchants and recorded as reductions of the Group’s respective cost of merchandise costs. For the six months ended June 30, 2022 and 2023, the government grants of RMB 3,427 and RMB393 (US$54) respectively, were directly related to research and development of waste recycling benefits and recorded as reductions of the Group’s respective research and development program’s expenses. Deferred government grants balance for research and development was RMB393 and Nil as of December 31, 2022 and June 30, 2023, respectively. As of December 31, 2022 and June 30, 2023, the government grants receivable balance for household waste merchandise purchase was RMB60,715 and RMB42,302 (US$5,834) (Note 3), respectively.

Research and development expenses

Research and development expenses include costs directly associated with the Group’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred. For the six months ended June 30, 2022 and 2023, after netting off with government grant for specific research and development project, research and development expenses were RMB3,842 and RMB1,420 (US$196), respectively.

F-12

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2022 and 2023. As of June 30, 2023, the tax years ended December 31, 2017 through December 31, 2022 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Foreign currency

The Group reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the British Virgin Islands (“BVI”), and Hong Kong (“HK”) is the Hong Kong dollars (“HKD”). The functional currency of the Group’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and condensed consolidated statements of comprehensive loss.

The Group reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the condensed consolidated statements of changes in equity.

Convenience Translation into United States Dollars

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of income and condensed consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

F-13

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2022 and June 30, 2023, the aggregate amount of cash and restricted cash of RMB72,524 and RMB23,555 (US$3,248), respectively, was held at major financial institutions in PRC. The Group believes that no significant credit risk exists as all of the Group’s cash and cash equivalents are held with PRC financial institutions that Group’s management believes to be high credit quality. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the six months ended June 30, 2022, two customers accounted for approximately 30% and 12% of the Group’s total revenues. For the six months ended June 30, 2023, three customers accounted for 24%, 12% and 11% of the Group’s total revenues. As of December 31, 2022, four customers accounted for approximately 14%, 13%,12% and 12% of the Group’s accounts receivable. As of June 30, 2023, two customers accounted for approximately 20% and 17% of the Group’s accounts receivable.

c. Significant suppliers

For the six months ended June 30, 2022, no supplier accounted for more than 10% of the Group’s total purchases. For the six months ended June 30, 2023, no supplier accounted for more than 10% of the Group’s total purchases. As of December 31, 2022, one supplier accounted approximately 13% of the Group’s total accounts payable. As of June 30, 2023, no supplier accounted for more than 10% of the Group’s total accounts payable.

d. Foreign currency risk

A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Group’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Group’s business or results of operations. Currently, the Group’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

F-14

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

The Company adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2023 using the modified retrospective approach. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. This adoption did not have a material impact on the Company’s condensed consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s condensed consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — OTHER RECEIVABLE AND OTHER ASSETS, NET

Other receivable and other assets consisted of the following:

	December 31, 2022	June 30, 2023
	RMB	RMB
Government grants receivable	60,715	42,302
Security deposits	1,389	1,670
Others receivable	215	997
Prepaid promotion expenses	3,240	2,357
Loans to third parties*	-	12,216
Subtotal	65,559	59,542
Less: Other receivable and other assets- non-current portion	(3,240)	(2,357)
Less: Government grants receivable - a related party	(13,449)	(10,733)
Other receivable and other assets – current portion	48,870	46,452

Allowance for doubtful accounts movement:

	December 31, 2022	June 30, 2023
	RMB	RMB
Balance as of beginning	-	-
Provision	288	-
Written off	288	-
Ending balance	-	-

* For the six months ended June 30, 2023, the Group provided unsecured short-term working capital loans in the aggregated amount of RMB12,216 to two third parties with annual interest rate ranging from 3% to 10%. The maturity date of loans ranged from April 18, 2024 to June 13, 2024.

For the six months ended June 30, 2022 and 2023, the Group recorded a bad debt provision of RMB288 and Nil for other receivables, respectively.

F-15

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 4 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2022	June 30, 2023
	RMB	RMB
Fulfillment expenses payable	15,418	17,649
Promotion fee payable	2,609	414
Wages and welfare payable	685	894
Security deposit payable	2,443	3,385
Others	350	829
Accrued expenses and other liabilities	21,505	23,171

Note 5 —LOAN PAYABLE TO THIRD PARTIES

For the year ended December 31, 2022, the Group obtained short-term working capital loans in aggregated of approximately RMB103,133 (US$14,953) from several independent third parties, which were unsecured, interest free and due on demand. After partial repayments during 2022, the aggregated balance of the loans was RMB42,627 (US$6,108) as of December 31, 2022. Subsequently, the Group repaid RMB42,127 (US$6,108).

For the six months ended June 30, 2023, the Group obtained short-term working capital loans in aggregated of approximately RMB44,692 (US$6,163) from several independent third parties, which were unsecured, interest free and due on demand. After partial repayments during the period, the balance of the loans was RMB40,512 (US$5,587) as of June 30, 2023. Subsequently, the Group obtained additional RMB12,706 short-term working capital loan from several independent third parties, which were unsecured, interest free and due on demand. After partial repayment, the balance of loan payable to third parties amounted to RMB38,568 as of September 30, 2023.

Note 6 —RIGHT-OF-USE ASSETS

The Group has several operating leases for sorting centers, warehouse and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2021, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its condensed consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2021. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the six months ended June 30, 2022 and 2023 amounted to RMB330 and RMB400 (US$55), respectively.

F-16

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 6 —RIGHT-OF-USE ASSETS (cont.)

Supplemental balance sheet information related to operating leases was as follows:

As of June 30,
2023
RMB
Right-of-use assets, net	679

Operating lease liabilities - current	240
Operating lease liabilities - non-current	-
Total operating lease liabilities	240

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.0 years
Weighted average discount rate	5.5%

The following is a schedule of maturities of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	RMB
2024	246
2025
Total future minimum lease payments	246
Less: imputed interest	6
Present value of lease liabilities	240

F-17

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 7 —BANK LOANS

Bank loan consist of the following loans:

	December 31, 2022	June 30, 2023
	RMB	RMB

Ping An Bank
(1) Annual interest rate of 6.0%, from September 28, 2022 to September 28, 2023	5,000	5,000
WeBank
(2) Annual interest rate of 18%, from December 14, 2022 to December 14, 2024	1,800	-
China Construction Bank
(3) Annual interest rate of 3.95%, from June 13, 2022 to May 25, 2024	2,000	2,000
BMW Financial Services
(4) Annual interest of 6.88%, from June 12, 2022 to May 27, 2025	296	241
Industrial and Commercial Bank of China
(5) Annual interest of 4.05%, from June 16, 2023 to December 13, 2023	-	2,000
Total	9,096	9,241
Less: Bank loans – current portion	(8,912)	(9,116)
Bank loans– non-current portion	184	125

(1)	On August 16, 2022, the Group entered into a bank loan agreement with Ping An Bank to borrow RMB5,000 as working capital loan for a term of one year. The loan bears a fixed interest rate of 6.0% per annum. The loan is guaranteed by Mr. Baitong Tang’s family. The Group fully repaid in September 2023.

(2)	On December 14, 2022, the Group entered into a loan agreement with WeBank to borrow RMB1,800 from December 14, 2022 to December 14, 2024. The loan bears a fixed interest rate of 18% per annum. The loan was guaranteed by Mr. Haibing Lin, the Chief Executive Officer and Chairman of the ABGreen Fuyang. The Group fully repaid in May 2023.

(3)	On June 13, 2022, the Group entered into a loan agreement with China Construction Bank to borrow RMB2,000 (US$276) from June 13, 2022 to June 13, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan was extended to May 25, 2024.

(4)

On June 12, 2022, the Group entered into a loan agreement with BMW Financial Services to borrow RMB350 (US$51) from June 12, 2022 to May 27, 2025. The loan bears a fixed interest rate of 6.88% per annum. The remaining balance was RMB241 as of December 31, 2022. The Group repaid RMB 55 (US$8) during the six months ended June 30, 2023.

(5)	On August 16, 2022, the Group entered into a bank loan agreement with Industrial and Commercial Bank to borrow RMB2,000 (US$276) as working capital loan for a term of half a year. The loan bears a fixed interest rate of 4.05% per annum. The loan is guaranteed by Mr. Baitong Tang’s family.

F-18

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of December 31, 2022 and June 30, 2023 and transactions for the six months ended June 30, 2022 and 2023 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Baitong, Tang	Chief Executive Officer and Chairman of the Board of Directors
Mr. Peng Du	A minority shareholder of Jinyou Metal
Ms. Qinqin Zhang	A minority shareholder of Jinyou Metal
Mr. Haibing Ling	Chief Executive Officer and Chairman of ABGreen Fuyang
Ms. Haiyan Yang	A minority shareholder of the company
Mr. Weicheng Wang	Chief Executive Officer and Chairman of the Zhoukou Senbo
ABGreen Supply Chain Management (Beijing) Co., LTD (“ABGreen BJ”)	Owned by a minority shareholder of the Company
Beijing ABGreen Supply Chain Management Co., LTD (“BJ ABGreen RSC”)	An entity controlled by Mr. Baitong Tang
Shenzhen ABGreen Reverse Supply Chain Partnership (limited partnership) (“SZ ARSC(LP)”)	An entity controlled by Mr. Baitong Tang
Jieshou Yunsheng Digital Industrial Park Service Co. LTD (“JSYS”)	A shareholder of JSYS is a director of ABGreen Fuyang
Chongqing Lanyu Renewable Resources Recycling Co. LTD (“CQLRR”)	A previous minority shareholder of Jinyou Metal in 2022 (The entity ceased to be a shareholder of Jinyou Metal since September 2022.)
Chongqing Renewable Resources (Group) Co. LTD (“CQRR”)	The shareholder of CQLRR
Chongqing Ruiyu Material Recycling Co. LTD (“CQRY”)	An entity controlled by CQLRR
Chongqing Lanyu New Supply Renewable Resources Co. LTD (“CLNSRR”)	An entity controlled by CQLRR
Henan Haiyue Metal Technology Co. LTD (“HNHY”)	A minority shareholder of Jinyou Metal
Tianjiu Sharing Wisdom Enterprise Service Co. LTD (“Tianjiu”)	A minority shareholder CZTI Shenzhen

(2) Accounts receivable from a related party

	December 31, 2022	June 30, 2023
	RMB	RMB
ABGreen BJ	3,720	-
Total	3,720	-

For the six months ended June 30, 2023, there was no software development services provided to ABGreen BJ. The balance as of December 31, 2022 was fully collected subsequently.

F-19

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

(3) Advance to suppliers -a related party

	December 31, 2022	June 30, 2023
	RMB	RMB
Tianjiu	1,783	856
Total	1,783	856

For the six months ended June 2022 and 2023, the Group paid regional service incremental cost to Tianjiu in advance, which is subject to amortization along with the regional service progress made. As of December 31, 2022 and June 30, 2023, the Group’s advance balance to Tianjiu amounted to RMB1,783 and RMB856 (US$118), respectively, there is no additional advance payment made to Tianjiu.

(4) Sales to and service provided for related parties

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
CQRY	38,718	-
CLNSRR	42,667	-
ABGreen BJ	255	-
	81,640	-

For the six months ended June 30, 2022, the Group sold ferrous metals to CQRY, CLNSRR and provided software development service to ABGreen BJ. The related sales and service represented approximately 8% and nil of the Group’s total revenue for the six months ended June 30, 2022 and 2023.

	June 30, 2022	June 30, 2023
	RMB	RMB
Ms. Qinqin Zhang	47,116	-
Tianjiu	7,885	926
Total	55,001	926

(5) Purchase products from related parties

For the six months ended June 30, 2022, the Group purchased household waste from Ms. Qinqin Zhang, which represented approximately less than 5% of the Group’s total purchase for the relevant period. For the six months ended June 30, 2023, the Group did not purchase household waste from related parties. For the six months ended June 30, 2022 and 2023, the Group incurred regional service incremental cost amortization from advances to Tianjiu.

(6) Due from related parties

As of December 31, 2022 and June 30, 2023, the balance of due to related parties was as follows:

	December 31, 2022	June 30, 2023
	RMB	RMB
Ms. Qinqin Zhang (1)	1,494	1,000
Ms. Haiyan Yang (2)	1,140	1,500
Mr. Weicheng Wang	100	100
ABGreen BJ(3)	3,260	-
JSYS(4)	2,500	2,725
Total	8,494	5,325

(1) For the year ended December 31, 2022, the Company loaned RMB1,494 to Ms. Qinqin Zhang. The loan was unsecured, interest free and has been fully collected by June 2023. The Company lent another RMB1,000 interest-free loan during the six months ended June 30, 2023. The balance has been fully collected by October 31, 2023.

F-20

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

(6) Due from related parties (cont.)

(2) As of December 31, 2022, the Group loaned in aggregated of RMB1,140 to Ms. Haiyan Yang with fixed annual interest rate of 12%. which was fully collected by the Group subsequently in 2023. The Group loaned additional RMB1,500 with fixed annual interest rate of 10% during the six months ended June 30, 2023, the total principal and interest balance was RMB1,500 (US$207) as of June 30, 2023. which was fully collected by the Group subsequently in 2023.

(3) For the year ended December 31, 2022, the Group loaned approximately RMB3,260 to ABGreen BJ for working capital purpose. The loan was unsecured, interest free and due on demand. The loan was fully collected by the Group subsequently in 2023.

(4) As of December 31, 2022 the Group loaned RMB 2,500 to JSYS for working capital purpose, which was unsecured, fixed annual interest rate of 15%. As of June 30, 2023, the total principal and interest balance was RMB 2,725. which was fully collected by the Group subsequently in 2023.

(7) Due to related parties

As of December 31, 2022 and June 30, 2023, due to related parties was as follows:

	December 31, 2022	June 30, 2023
	RMB	RMB
Mr. Peng Du	300	300
HNHY	1,020	-
Mr. Baitong Tang	-	680
Total	1,320	980

As of December 31, 2022 and June 30, 2023, there are short-term working capital loans balance of approximately RMB300 from Mr. Peng Du. The loans were unsecured, interest free and due on demand.

As of December 31, 2022 the Group had a balance of RMB1,020 payable to HNHY for equipment purchase, which was fully paid during the six months ended June 30, 2023.

For the six months ended June 30, 2023, Mr. Baitong Tang advanced RMB680 (US$94) to the Group for working capital purpose.

(8) Long term loan payable to related parties

During the year ended December 31, 2022, the Group signed several loan agreements with the shareholders of BJ ABGreen RSC and obtained unsecured interest-free working capital loans in aggregated of RMB98,959 payable. Subsequently, the Group repaid RMB6,001 (US$828) in January 2023 and obtained additional RMB7,000 (US$ 965) long term loan during the six months ended June 30, 2023. On July 1, 2023, the Group entered into an amended loan agreement with BJ ABGreen RSC and its shareholders for the remaining loan balance of RMB99,958 (US$13,785) (the “long-term portion loan”). Pursuant to the amended loan agreement, the shareholders of BJ ABGreen RSC transferred their creditor’s right in the long-term loan to BJ ABGreen RSC and the term of loans will mature on June 30, 2028. Upon maturity, the Group has the right to renew the loan with BJ ABGreen RSC. The amended loan carried annual interest rate of 5.5% with interest payable on annual basis.

F-21

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

BVI

Cabon Zero is incorporated in the BVI as an offshore holding Group and is not subject to tax on income or capital gain under the laws of BVI. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Cabon Zero is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 2.5% and 5%, respectively for the six months ended June 30, 2022 and 2023, and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 5% for both six months ended June 30, 2022 and 2023. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ABGreen Shenzhen, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning 2021. The certificate is valid until December 2024.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Certain subsidiaries of the Group were qualified as “small-scaled minimal profit enterprise”, where were entitled to preferential rate of 5% for the related taxation year. The corporate income taxes for fiscal 2021 and 2022 were reported at a reduced rate of 15% as a result of ABGreen Shenzhen being approved as a HNTE. As those subsidiaries was in loss situation for the six months ended June 30, 2022 and 2023, the tax treatment noted above did not realize tax savings for the above-mentioned years.

i) The components of income tax provision are as follows:

	Six Months Ended June 30,
	2022	2023
	RMB	RMB
Current	5,233	3,915
Deferred	172	20
Total provision for income taxes	5,405	3,935

ii) The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2022	June 30,2023
Deferred tax assets:	RMB	RMB
Deferred government grants	20
Net operating loss	2,379	7,728
Deferred tax assets	2,399	7,728
Valuation allowance	(2,379)	(7,728)
Deferred tax assets, net	20	-

F-22

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 9 (cont.)

The following table reconciles the China statutory rates to the Group’s effective tax rate for the six months ended June 30, 2022 and 2023:

	Six months ended June 30,
	2022	2023
China Statutory income tax	25%	25%
Effect of PRC preferential tax	24%	(14)%
Research & Development (“R&D”) additional tax deduction*	(7)%	2%
Change in valuation allowance	8%	(35)%
Non-deductible items and others**	1%	(2)%
Effective tax	51%	(24)%

*	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income for the year ended December 31, 2022 and the six months ended June 30,2023.
**	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Management considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. A valuation allowance of RMB2,379 and RMB7,728 was recorded against gross deferred tax assets as of December 31, 2022 and June 30, 2023, respectively. The tax effect of net change of valuation allowance during the six months ended June 30, 2022 and 2023 was RMB 877 and RMB5,469 (US$754), respectively.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Based on management’s evaluation, the total amount of unrecognized tax benefits related to research and development costs as of December 31, 2022 was RMB 1,499. There were no interest or penalties related to unrecognized tax benefits as of December 31, 2022 and June 30, 2023. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2022 was “zero” as the Company has recorded a full valuation allowance against its deferred tax assets because of uncertainty as to future realization. As of June 30, 2023, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2022 and 2023. As of December 31, 2022 and June 30, 2023, tax loss carryforwards amounted to RMB47,570 and RMB76,327 (US$1,066), respectively and would expire in calendar years 2023 through 2031 if not utilized.

F-23

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 9 (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	December 31, 2022	June 30, 2023
	RMB	RMB
Income tax payable	5,722	3,979
Value added tax payable	61,915	61,466
Other taxes payable	4,657	3,245
Total taxes payable	72,294	68,690

Note 10 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the Cayman Islands on July 13, 2023. Based on the Company’s Memorandum and Articles of Association amended on July 13, 2023, the authorized number of Class A ordinary shares was 1,900,000,000 ordinary shares with par value of US$0.00001 and 125,000,610 Class A ordinary shares were issued and outstanding. The authorized number of Class B ordinary shares was 100,000,000 ordinary shares with par value of US$0.00001 and 34,000,000 Class B ordinary shares was issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares of the Company have the same rights, except for voting rights. Holders of Class B ordinary shares are entitled to ten votes per share in all shareholders’ meetings, while holders of Class A ordinary shares are entitled to one vote per share.

The issuance of 125,000,610 Class A ordinary shares and 34,000,000 Class B ordinary shares is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

In addition, in accordance with the Company’s Memorandum and Articles of Association amended on July 13, 2023, the Company has authorized number of preference shares was 1,000,000,000 shares with par value of US$0.00001, but no share was issued and outstanding.

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s condensed consolidated financial position or results of operations or liquidity.

F-24

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 11 — COMMITMENTS AND CONTINGENCIES (cont.)

Contractual Obligations

The Company had outstanding bank loans of RMB9,241 (US$1,274) as of June 30, 2023. The Company has also entered into operating lease agreements to rent sorting centers, warehouse and office spaces.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	240	240	-	-	-
Bank loans	9,241	9,116	125	-	-
Loan from third parties	40,512	40,512	-	-	-
Due to related party	980	980	-	-	-
Long-term loan payable to related parties	99,958	-	-	99,958	-
Total	150,931	50,848	125	99,958	-

Note 12 — SUBSEQUENT EVENTS

On July 6, 2023, Henan Jinyou Metal Technology Co., Ltd. and a third party incorporated Shandong Jinyou Metal Technology Co., LTD. (“Shandong Jinyou”). Henan Jinyou Metal Technology Co., Ltd. owns 60% equity interest in Shandong Jinyou.

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2023, through the issuance date of the unaudited condensed consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.

F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Carbon Zero Technologies International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Carbon Zero Technologies International Inc. (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022 , in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York
November 16, 2023

F-26

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash	11,138	42,287	6,131
Restricted cash	32,180	30,237	4,384
Accounts receivable	61,031	315,926	45,804
Accounts receivable – a related party	-	3,720	539
Inventories	112	4,789	694
Advance to suppliers	17,697	54,197	7,858
Advance to suppliers-a related party	2,916	1,783	258
Due from related parties	13,851	8,494	1,232
Other receivable and other assets-current portion	34,913	48,870	7,086
Other receivable and other assets-a related party		13,449	1,950
Total current assets	173,838	523,752	75,936
Property and equipment, net	2,850	2,276	330
Intangible assets, net	478	436	63
Other receivable and other assets- non-current portion	-	3,240	470
Long term investments	25	10,030	1,454
Right-of-use assets-operating lease	1,164	1,079	156
Deferred tax assets	242	20	3
Deferred issuance costs	-	1,961	284
TOTAL ASSETS	178,597	542,794	78,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	3,000	8,912	1,292
Accounts payable	59,262	276,999	40,161
Advance from customers	50,498	9,608	1,393
Due to related parties	22,920	1,320	191
Loan payable to third parties	11,250	42,627	6,180
Long term loan payable to related parties-current portion	-	6,001	870
Accrued expenses and other liabilities	5,605	21,505	3,118
Taxes payable	23,859	72,294	10,482
Deferred government grants	4,849	393	57
Lease liabilities-operating lease -current portion	990	770	112
Total current liabilities	182,233	440,429	63,856

Non-current liabilities
Bank loans-non-current portion	-	184	27
Long-term loan payable to related parties	-	92,958	13,478
Lease liabilities-operating lease -non-current portion	495	146	21
TOTAL LIABILITIES	182,728	533,717	77,382

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A ordinary shares* ($0.00001 par value, 1,900,000,000 shares authorized, 125,000,610 shares issued and outstanding as of December 31, 2021 and 2022)	8	8	1
Class B ordinary shares* ($0.00001 par value, 100,000,000 shares authorized, 34,000,000 shares issued and outstanding as of December 31, 2021 and 2022)	2	2	-
Additional paid-in capital	7,100	13,601	1,972
Statutory reserves	991	3,725	540
Accumulated deficit	(12,076)	(12,904)	(1,869)
Total shareholders’ equity (deficit)	(3,975)	4,432	644
Non-controlling interest	(156)	4,645	670
TOTAL EQUITY (DEFICIT)	(4,131)	9,077	1,314
TOTAL LIABILITIES AND EQUITY (DEFICIT)	178,597	542,794	78,696

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

F-27

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME AND COMPREHESIVE INCOME

(Amounts in thousands, except share and per share data and otherwise noted)

	For the Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Revenue
Product revenue	1,030,436	2,864,069	415,251
Product revenue-related parties	106,871	81,385	11,800
Service revenue	9,778	29,271	4,244
Service revenue-a related party	-	3,509	509
Total revenue	1,147,085	2,978,234	431,804

Operating expenses:
Merchandise costs	1,119,145	2,788,440	404,286
Fulfillment expenses	7,364	138,926	20,142
Selling expenses	1,883	9,598	1,392
General and administrative expenses	8,518	13,822	2,004
Research and development expenses	2,668	4,556	661
Provisions for doubtful accounts	15	288	42
Total operating expenses	1,139,593	2,955,630	428,527

Income from operations	7,492	22,604	3,277

Other income (expenses):
Interest expenses	(889)	(2,034)	(295)
Interest income	130	871	126
Share of losses in equity method investments	(10)	(1)
Loss from disposal of subsidiaries	-	(69)	(10)
Other income, net	2,192	960	139
Total other income (loss), net	1,423	(273)	(40)
Income before income taxes	8,915	22,331	3,237
Provision for income taxes	3,052	9,430	1,367
Net income	5,863	12,901	1,870
Less: Net income attributable to non-controlling interests	3,915	10,995	1,594
Net income attributable to the Company’s shareholders	1,948	1,906	276

COMPREHESIVE INCOME	5,863	12,901	1,870
Less: comprehensive income attributable to non-controlling interests	3,915	10,995	1,594
Comprehensive income attributable to the company	1,948	1,906	276

Earnings per share
-Basic and diluted – Class A Ordinary shares	0.01	0.01	-
- Basic and diluted – Class B Ordinary shares	0.01	0.01	-

Weighted Average number of ordinary Shares Outstanding	159,000,610	159,000,610	159,000,610
-Basic and diluted – Class A Ordinary shares	125,000,610	125,000,610	125,000,610
-Basic and diluted – Class B Ordinary shares	34,000,000	34,000,000	34,000,000

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

F-28

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except share and per share data and otherwise noted)

For the Years Ended December 31, 2022 and 2021

	Class A* Ordinary Shares		Class B* Ordinary Shares		Additional Paid in Capital	Statutory reserves	Accumulated Deficit	Non- controlling interest	Total Equity (Deficit)
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	125,000,610	8	34,000,000	2	5,583	72	(13,105)	(5,321)	(12,761)
Net income	-	-	-	-	-	-	1,948	3,915	5,863
Appropriation to statutory reserve	-		-	-	-	919	(919)	-	-
Capital contribution made by shareholders	-	-	-	-	1,517	-	-	1,250	2,767
Balance as of December 31, 2021	125,000,610	8	34,000,000	2	7,100	991	(12,076)	(156)	(4,131)
Net income (loss)	-	-	-	-	-	-	1,906	10,995	12,901
Capital contribution made by shareholders	-	-	-	-	4,501	-	-		4,501
Appropriation to statutory reserve	-	-	-	-	-	2,734	(2,734)	-	-
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	(4,219)	(4,219)
Non-controlling interest gain from disposal of subsidiaries	-	-	-	-	-	-	-	25	25
Shares transfer from non-controlling shareholders to controlling shareholders	-	-	-	-	2,000	-	-	(2,000)	-
Balance as of December 31, 2022	125,000,610	8	34,000,000	2	13,601	3,725	(12,904)	4,645	9,077
Balance as of December 31, 2022(US$)	125,000,610	1	34,000,000	-	1,972	540	(1,869)	670	1,314

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

F-29

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands and otherwise noted)

	For The Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Cash flows from operating activities:
Net income	5,863	12,901	1,870
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	759	1,322	192
Provision for doubtful accounts	15	288	42
Deferred tax expense (benefit)	(2)	223	32
Amortization of operating lease right-of-use assets	400	711	103
Loss from equity method investments	10	1	-
Loss from disposal of subsidiaries	-	69	10
Changes in operating assets and liabilities
Accounts receivable	(27,015)	(254,908)	(36,958)
Accounts receivable-a related party	-	(3,720)	(539)
Inventories	(89)	(4,677)	(678)
Advance to suppliers	(13,784)	(36,500)	(5,292)
Advance to suppliers-a related party	(2,916)	1,133	164
Other receivable and other assets	(19,149)	(32,656)	(4,735)
Accounts payable	30,050	217,660	31,558
Advance from customers	44,059	(40,890)	(5,929)
Accrued expenses and other liabilities	3,872	15,933	2,310
Deferred government grants	35	(4,456)	(645)
Taxes payable	12,047	48,435	7,022
Operating leases liabilities	(80)	(1,194)	(173)
Net cash provided by (used in) operating activities	34,075	(80,325)	(11,646)

Cash flows from investing activities:
Purchase of property and equipment	(948)	(684)	(99)
Purchase of intangible assets	-	(30)	(4)
Long term investments	(35)	(10,005)	(1,451)
Cash of disposed subsidiaries	-	(18)	(3)
Collection of third-party loans	800	1,707	247
Loans to third parties	(2,467)	-	-
Loans to related parties	(500)	(9,173)	(1,330)
Collection of related-party loans	-	2,903	421
Net cash used in investing activities	(3,150)	(15,300)	(2,219)

Cash flows from financing activities:
Repayment of short-term loans from related parties	(92,365)	(65,968)	(9,565)
Short-term loans from related parties	99,845	51,826	7,514
Long-term loan from related parties	-	98,959	14,348
Proceeds from bank loans	3,000	9,150	1,327
Repayment of bank loans	(1,646)	(3,053)	(443)
Proceeds from loan payable to third parties	37,310	103,133	14,953
Repayment of loan payable to third parties	(39,691)	(71,756)	(10,404)
Shareholder contribution	1,868	4,501	653
Deferred issuance costs	-	(1,961)	(284)
Net cash provided by financing activities	8,321	124,831	18,099

Net increase in cash	39,246	29,206	4,234
Cash and restricted cash, beginning of year	4,072	43,318	6,281
Cash and restricted cash, end of year	43,318	72,524	10,515

Reconciliation of cash and restricted cash, end of year
Cash	11,138	42,287	6,131
Restricted cash	32,180	30,237	4,384
Cash and restricted cash, at the end of year	43,318	72,524	10,515

Supplemental cash flow disclosures:
Cash paid for income tax	3,578	5,595	811
Cash paid for interest	889	2,034	295

Non-Cash Activities:
Right-of-assets obtained in exchange of operating lease obligations	1,564	626	91
Change in property and equipment through due to a related party	2,920	-	-
Unpaid dividends declared to non-controlling shareholder	-	53	8
Dividends payable to non-controlling shareholder offset with related party receivable upon execution of offset	-	4,166	604
Shareholder contribution converted from other payable balance	900	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-30

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Carbon Zero Technologies International Inc. (“CZTI” or the “Company”) was established under the laws of the Cayman Islands on July 13, 2023 as a holding company. The Company, through its subsidiaries (together the “Group”), specializes in waste services in China. Mr. Baitong Tang (“Mr. Tang”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO”), is the ultimate controlling shareholder (“the controlling shareholder”) of the Company.

As of December 31, 2022, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Carbon Zero Technologies (Hong Kong) Limited. (“CZTI HK”)	August 9, 2023	Hong Kong, PRC	100%	Investment Holding
Beijing Bgreen Technology Development Co., LTD. (“CZTI WFOE”)	August 30, 2023	Beijing, PRC	100%	Investment Holding
Shenzhen Carbon Zero Technology Co., Ltd (“CZTI Shenzhen”)	June 7, 2022	Shenzhen, PRC	100%	Technical service
Shenzhen ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Shenzhen”)	March 23, 2016	Shenzhen, PRC	75%	Information & IT technologies service
Shenqiu ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Shenqiu”)	April 3, 2019	Henan, PRC	100%	Household waste offline
Shenzhen ABGreen Reverse Supply Chain Co., Ltd. (“ABGreen Shenzhen RSC”)	August 2, 2013	Shenzhen, PRC	51%	Information & IT technologies service
Henan Jinyou Metal Technology Co., Ltd. (“Jinyou Metal”)	March 10, 2021	Henan, PRC	51%	Household waste collection
Zhoukou Senbo Environmental Protection Technology Co., Ltd. (“Zhoukou Senbo”)	September 28, 2021	Henan, PRC	53%	Household waste collection
ABGreen (Fuyang) Environmental Protection Technology Co., Ltd. (“ABGreen Fuyang)”	June 8, 2022	Anhui, PRC	51%	Household waste collection
Shandong ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Shandong”)	January 24, 2022	Shandong, PRC	50%	Household waste collection
Beijing ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Beijing”)	February 24, 2018	Beijing, PRC	51%	Household waste collection
Ankang ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Ankang”)	June 8, 2022	Shanxi, PRC	51%	Household waste collection
Shenzhen ABGreen Environmental Protection Technology Co., Ltd. Liaoning branch (“ABGreen Shenzhen (LN)”)	January 1,2021	Liaoning, PRC	100%	Household waste collection

As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on September 25, 2023. The reorganization involved:

(i)	formation of CZTI Shenzhen on June 7, 2022 and 75% equity interests of ABGreen Shenzhen was transferred to CZTI Shenzhen on July 21, 2022

(ii)	the formation of the Company’s wholly owned subsidiary- CZTI HK on August 9, 2023 and its wholly owned subsidiary — CZTI WFOE on August 30, 2023;

(ii)	during the period from August to September, 2023, after a series of transfers under common control and at nominal considerations, all of the shareholders’ equity interest in CZTI Shenzhen was ultimately transferred to CZTI WFOE on September 25, 2023.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

F-31

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Liquidity

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2021 and 2022, we had cash and restricted cash of approximately RMB43,318 and RMB72,524 (US$10,515), respectively. As of December 31, 2022, our current assets were approximately RMB523,752 (US$75,936), and our current liabilities were approximately RMB440,429 (US$63,856), which resulted in a working capital of approximately RMB83,323 (US$12,080). Our net operating cash outflow was approximately RMB80,325 (US$11,646) for the year ended December 31, 2022.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of December 31, 2021 and 2022, the balance of non-controlling interests amounted to deficit and equity of RMB156 and RMB4,645 (US$670), respectively. A movement of non-controlling interest for the December 31, 2021 and 2022 were as follows:

	December 31, 2021	December 31, 2022
Beginning Balance	(5,321)	(156)
Proportionate shares of net income	3,915	10,995
Dividends to non-controlling shareholders	-	(4,219)
Non-controlling interest gain from disposal of subsidiaries	-	25
Capital contribution made by shareholders	1,250	-
Shares transfer from non-controlling shareholders to controlling shareholders	-	(2,000)
Ending balance	(156)	4,645

Cash

The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of its bank accounts in the PRC.

F-32

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Restricted cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Consolidated Balance Sheets and is included in the total cash in the Consolidated Statements of Cash Flows. The Group ‘s restricted cash mainly represents security deposits held in designated bank accounts for performance of sales contract and yield enhancement deposit.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Group has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.

Accounts receivable and allowance for doubtful accounts

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for credit losses. Most accounts receivable was collected within twelve months. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. No allowance was recorded as of December 31, 2021 and 2022, respectively.

Advances to suppliers

Advances to suppliers primarily consist of advances to suppliers, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as December 31, 2021 and 2022, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of household waste overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Group evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. No reserve was recorded as of December 31, 2021 and 2022, respectively.

F-33

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other receivable and other assets

Other receivable and other assets primarily consist of refundable tax credits and receivables, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the years ended December 31, 2021 and 2022, the Group provided and wrote off allowance for doubtful accounts of RMB15 and RMB288, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	3 years
Electronic equipment	3 years
Transportation equipment	5 years
Other equipment	2 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income in other income or expenses.

Intangible assets

Intangible assets consist primarily of software, copyrights and patents. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Category	Estimated useful life
Software	2 years
Copyright	10 years
Patents	10 years

F-34

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets other than goodwill

The Group evaluates long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the asset or asset group to future undiscounted net cash flows expected to result from the use of the asset or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset or asset group, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset or asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset or asset group, when market prices are not readily available for the long-lived assets. There were no impairments of these assets as of December 31, 2021 and 2022.

Long term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Group adopted the new accounting standard from January 1, 2020.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended December 31, 2021 and 2022, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

F-35

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred issuance costs

Deferred issuance costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the proposed offering and that would be charged to shareholders’ equity upon the completion of the proposed offering. Should the proposed offering prove to be unsuccessful, these deferred issuance costs will be charged to the Consolidated Statements of Operations. As of December 31, 2021 and 2022, the deferred issuance costs were RMB nil and RMB1,961 (US$284), respectively

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, advances to suppliers, other receivable and other assets, accounts payable, advance from customers, accrued expenses, bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Group determined that the carrying value of the long-term portion of bank loans and loans payable to third parties approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Related Parties

Parties are considered to be related to the Group if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Group. Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Group may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Group discloses all significant related party transactions.

Revenue recognition

The Group adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group is a waste services company and revenues are generated primarily from sales of waste product and service that the Group offers to its customers. The Group also generates revenues from sales of pre-owned electronic products through offline and online stores it operates.

F-36

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Product revenue

Waste household appliances and ferrous metals

The majority of the Group’s revenue comes from recycle and sales of waste household appliance (“household waste”) and ferrous metals through offline channels. The Group’s household waste and ferrous metals recycle process involves the selection and collection of household waste from location suppliers and sales to customers, primarily including recycling centers and industrial companies. The Group presents revenue generated from its product sales on a gross basis as the Group has control of the goods and has the ability to direct the selection and collection of goods to obtain substantially all the benefits and recognizes revenue at a point in time when control of the goods is transferred to the customers, which generally occurs upon acceptance by customers. The Group’s contracts with customers are primarily on a fixed-price basis and generally do not contain a right of return or cancellable provisions.

Pre-owned electronic products

The Group also conducts sales of pre-owned electronic products through online and offline stores it operates. For online sales, the Group recognizes revenue from the sale of pre-owned electronic products through the online stores it operates. The Group utilizes external delivery service providers to deliver goods to its customers. The customers pay for the goods in advance. The Group presents revenue generated from its sales of pre-owned electronic products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Due to China’s statutory requirement for 7 days return policy for all online purchase, revenues from online sales of pre-owned electronic products are recognized at the point of time when control is transferred, which typically happens upon 7 days after the acceptance. The Group’s contracts with customer are primarily on a fixed-price basis. Product revenues are reduced by discounts and allowances provided to customers, which has been immaterial in the historical periods. After the 7 days, customers generally do not have the right to return product unless damaged or defective.

For sales of pre-owned electronic products through offline stores, the Group recognizes revenue at the point of time when customers pay and obtain control of the products.

The Group typically provides one-year standard product warranties on the pre-owned electronic products sold. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized, which has been immaterial in the historical periods. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products.

Net service revenue

Regional service revenue

The Group utilizes its own APPs to gather local household waste information and shares the market information with regional partners to leverage their business with the Group’s technical, operational and marketing supports. In return, the Group charged a fixed amount regional service fee over the contractual period from certain regional partners for the years ended December 31, 2021 and 2022. Starting on January 1, 2023, the Group no longer enters into any new regional service contracts with regional partners. For the years ended December 31, 2021 and 2022, the Group determined the performance obligation of regional service is satisfied over time as the regional partners simultaneously received and consumed the benefits of accessing to the Group’s APP and the related technical, operational and marketing supports provided by the Group. The Group has enforceable right to payments for the work performed. Therefore, revenues for regional service were recognized over time based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. The Group used an input method based on cost incurred as the Group believes that this method most accurately reflected the Group’s progress toward satisfaction of the performance obligation.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group charged regional service revenue from certain regional partners but incurred certain marketing reimbursement to the same location partners. In such cases, the Group determined that consideration payable to a customer shall be accounted as a reduction of the regional service revenue in accordance with ASC 606-10-32-25.

System service revenue

The Group’s APP facilitates the waste collection transaction between the location suppliers and householders. Location suppliers can collect the household waste from householders based on the waste information published by householder on the Group’s APP. The Group charges a fixed system service fee from location suppliers for each successful waste collection transaction facilitated through the Group’s APP. System service revenues are recognized at a point in time upon when the facilitation service is completed (i.e., at the time location suppliers confirms the collection of the household waste from householder). System service fees are not refundable.

Software development revenue

Revenue from software development services is primarily comprised of fixed-fee contracts, which require the Group to develop specific applications based on customer request usually within less than 3 months. The Group does not have any enforceable right to payment for performance completed to date. Revenue is recognized at a point in time when the application is delivered and accepted by the customers.

For the years ended December 31, 2021 and 2022, the disaggregation of revenue by the type was as follows:

	For the Years Ended December 31,
	2021	2022
	RMB	RMB
Product Revenue:
Waste household appliances – offline channel	422,050	903,228
Ferrous metals – offline channel	711,191	2,037,598
Pre-owned electronic sales – offline channel	1,075	3,002
Pre-owned electronic sales – online channel	2,991	1,626
	1,137,307	2,945,454
Net Service revenue:
Regional service revenue	3,241	22,196
System service revenue	6,537	7,075
Software development revenue	-	3,509
	9,778	32,780
Total	1,147,085	2,978,234

For the years ended December 31, 2021 and 2022, the disaggregation of revenue by the timing of transfer of goods or services was as follows:

	For the Years Ended December 31,
	2021	2022
	RMB	RMB
Revenue recognized at a point in time	1,143,844	2,956,038
Revenue recognized over time	3,241	22,196
Total	1,147,085	2,978,234

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. The Group has determined that our contracts do not include a significant financing component because we expect the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of advanced payments received from customers before they received the products and service, mainly related to online channel sales of pre-owned electronics and regional service provided, in which the Group receives advance payments pursuant to the agreements with certain customers before the products or service are transferred. As of December 31, 2021 and 2022, the advances from customer amounted to RMB50,498 and RMB9,608 (US$1,393), respectively. RMB46,074 (US$6,680) contract liabilities as of December 31, 2021 has been recognized as revenue for the year ended December 31, 2022. The Company expected to recognize the entire contract liabilities as of December 31, 2022 as revenue in the next 12 months.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Merchandise costs

Merchandise costs primarily consists of cost of acquired waste products for recycling.

Fulfillment

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s technology infrastructure, waste collection, offline stores and warehouse operations, including contractors’ expenses attributable to purchasing, receiving, inspecting, packaging, lease expense for sorting centers and warehouse and equipment depreciation.

Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, advertising costs.

Advertising expenditures are expensed as incurred and such expenses were included as part of selling expenses. For the year ended December 31, 2021 and 2022, the advertising expenses amounted to RMB nil and RMB366 (US$53), respectively.

Government grants

Government grants consist of cash subsidies entitled by the PRC local governments. Grants as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when the Group is entitled to them. Government grants with specified performance obligations are recognized when all the obligations have been fulfilled or otherwise deferred. Government grants related to the purchases of assets are used to net the cost of the respective assets. For the government grants with not specified purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances, the unspecific purpose subsidies are recognized as other income as further performance by the Group is not required. For the years ended December 31, 2021 and 2022, the unspecified government grants of RMB2,170 and RMB664 (US$96), respectively, were included as other income in the Group’s consolidated income and comprehensive income. For the years ended December 31, 2021 and 2022, the government grants of RMB74,250 and RMB191,385 (US$27,748), respectively, were related to the purchases of household waste merchandise and recorded as reductions of the Group’s respective cost of merchandise costs. For the years ended December 31, 2021 and 2022, the government grants of RMB1,687 and RMB4,455 (US$646), respectively, were directly related to research and development of waste recycling benefits and recorded as reductions of the Group’s respective research and development program’s expenses. Deferred government grants balance for research and development was RMB4,849 and RMB393(US$57) as of December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the government grants receivable balance for household waste merchandise purchase was RMB32,202 and RMB60,715 (US$ 8,803), which were fully collected subsequently.

Leases

The Group adopted Topic 842 on January 1, 2021 using the modified retrospective transition approach. The Group has lease contracts office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Research and development expenses

Research and development expenses include costs directly associated with the Group’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred. For the years end December 31, 2021 and 2022, after netting off with government grant for specific research and development project, research and development expenses were RMB2,668 and RMB4,556 (US$661), respectively.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2022. As of December 31, 2022, the tax years ended December 31, 2016 through December 31, 2021 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing or acquiring its finished products. The Group recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares.

Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Islands (“Cayman”), and Hong Kong (“HK”) is the Hong Kong dollar (“HKD”). The functional currency of the Group’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and consolidated statements of comprehensive loss.

The Group reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8972, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. For the years ended December 31, 2021 and 2022, the COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results. The extent of the impact on the Group’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Segment reporting

The Group follows ASC 280, “Segment Reporting.” The Group’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business in the PRC as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2021 and 2022, the aggregate amount of cash and restricted cash of RMB43,318 and RMB72,524 (US$10,515), respectively, was held at major financial institutions in PRC. The Group believes that no significant credit risk exists as all of the Group’s cash and cash equivalents are held with PRC financial institutions that Group’s management believes to be high credit quality. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the year ended December 31, 2021, two customers accounted for approximately 20% and 16% of the Group’s total revenues. For the year ended December 31, 2022, two customers accounted for 21% and 16% of the Group’s total revenues. As of December 31, 2021, three customers accounted for approximately 43%, 13% and 10% of the Group’s accounts receivable. As of December 31, 2022, four customers accounted for approximately 14%, 13%, 12% and 12% of the Group’s accounts receivable.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c. Significant suppliers

For the year ended December 31, 2021, no supplier accounted for more than 10% of the Group’s total purchases. For the year ended December 31, 2022, one supplier accounted for approximately 13% of the Group’s total purchases. As of December 31, 2021, two suppliers accounted for approximately 44% and 12% of the Group’s total accounts payable. For the year ended December 31, 2022, one supplier accounted approximately 13% of the Group’s total accounts payable.

d. Foreign currency risk

A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Group’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Group’s business or results of operations. Currently, the Group’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group adopted this guidance effective January 1, 2021. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)— Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Group beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Group does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 3 — INVENTORIES

Inventories consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Finished goods	112	4,789
Inventories	112	4,789

Note 4 — OTHER RECEIVABLE AND OTHER ASSETS, NET

Other receivable and other current assets consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Government grants receivable	32,202	60,715
Prepaid promotion expenses	-	3,240
Security deposits	884	1,389
Others receivable	120	215
Loans to third parties (1)	1,707	-
Subtotal	34,913	65,559
Less: Other receivable and other assets- non-current portion	-	(3,240)
Less: Government grants receivable - a related party		(13,449)
Other receivable and other assets – current portion	34,913	48,870

(1) During November to December 2021, ABGreen Shenqiu provided non-interesting bearing unsecured loans to two third parties for the amount of RMB1,000 and RMB707, respectively. The term of these loans was within three months or on demand. As of December 31, 2021, the balance of loans amounted to RMB1,707, which was fully collected in 2022.

Allowance for doubtful accounts movement:

	December 31, 2021	December 31, 2022
	RMB	RMB
Balance as of beginning	-	-
Provision	15	288
Written off	(15)	(288)
Ending balance	-	-

For the years ended December 31, 2021 and 2022, the Group recorded a bad debt provision of RMB15 and RMB288 for other receivables, respectively.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 5 — PROPERTY AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Machinery and equipment	3,497	3,497
Transportation vehicles	-	505
Office and electronic equipment	185	356
Subtotal	3,682	4,358
Less: accumulated depreciation	(832)	(2,082)
Property and equipment, net	2,850	2,276

Depreciation expense was RMB691 and RMB1,250 (US$182) for the years ended December 31, 2021 and 2022, respectively.

Note 6 — INTANGIBLE ASSETS, NET

The Group states intangible assets at cost less accumulated amortization. Amortization expenses were RMB68 and RMB72 (US$10) for the years ended December 31, 2021 and 2022, respectively.

	December 31, 2021	December 31, 2022
	RMB	RMB
Software	-	30
Patents	20	20
Copyrights	663	663
Less: accumulated amortization	(205)	(277)
Intangible assets, net	478	436

The estimated future amortization expenses are as follows:

Twelve months ending December 31,	Estimated Amortization Expense
RMB
2023	83
2024	81
2025	68
2026	68
2027	68
2028 and thereafter	68
Total	436

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 7 — LONG TERM INVESTMENT

	Equity investments accounted for using the equity method(i)	Equity investments without readily determinable fair values (ii)	Total
	RMB	RMB	RMB
Balance as of January 1, 2021	35	-	35
Share of loss in equity method investee	(10)	-	(10)
Balance as of December 31, 2021	25	-	25
Additions	-	10,005	10,005
Share of loss in equity method investee	-	-	-
Balance as of December 31, 2022	25	10,005	10,030

(i)

On March 27, 2020, the Group invested RMB35 (US$5) to acquire 35% equity interest in Foshan ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Foshan”) from its original shareholder. ABGreen Foshan is engaged in household recycling in the PRC. For the years ended December 31, 2021 and 2022, the Group owns 35% equity interest in ABGreen Foshan. The Group accounted for such investments using equity method, because the Group has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. For the years ended December 31, 2021 and 2022, the investment loss in ABGreen Foshan was RMB10 and RMB Nil, respectively.

As of December 31, 2021 and 2022, the Group also owns 40% equity interests in Shaanxi ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Shanxi”) with original investment amount of RMB23 and owns 36% equity interests in Changsha ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Changsha”) with original investment amount of RMB31. The other shareholders of these two investees are independent third parties. The Group accounted for such investments using equity method, because the Group has significant influence but does not own a majority equity interest or otherwise control over the equity investees. Prior to January 1, 2021, the Group’s investments in these two investees were reduced to Nil, because the Group’s share of historical losses exceeded the carrying value of its investments and the Group does not have any guaranteed obligations or commitments to provide further financial support for these two investees. As a result, the Group discontinued applying the equity method to recognize any losses incurred in excess of its total investments in accordance with ASC 323-10-35-20.

On November 17, 2022, the Group invested in a newly incorporated entity Guangzhou Boolv Xian Egg Environmental Protection Recycling Technology Co., Ltd. (“ABGreen Guangzhou”) for 49% of its equity interest. The Group’s commitment on the capital contribution to ABGreen Guangzhou is RMB49. Due to the fact that ABGreen Guangzhou has not commenced any active business since inception, the Group did not contribute its committed portion of registered capital by December 31, 2022. The Group accounted for such investments using equity method, because the Group has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

(ii)

On May 16, 2022, ABGreen Shenzhen invested RMB 10,005 (US$1,451)) into Hubei Jinke Environmental Protection Technology Co., Ltd. (“ABGreen Hubei”), and obtained its 8.05% ownership interest. The Group does not have significant influence on ABGreen Hubei. Since such investment does not have readily determinable fair values, the Group elected to account for using alternative measurement.

On December 9, 2022, the Group with two independent investors incorporated Zhongshan ABGreen Environmental Protection Technology Co., Ltd. (“ABGreen Zhongshan”) and owns its 15% equity interest. The Group does not have significant influence on ABGreen Zhongshan. The Group’s commitment on the capital contribution to ABGreen Zhongshan is RMB90. Due to the fact that ABGreen Zhongshan has not commenced any active business, the Group did not contribute its committed portion of registered capital by December 31, 2022. Since such investment does not have without readily determinable fair values, the Group elected to account for using alternative measurement.

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CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 8 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Fulfillment expenses payable	-	15,418
Promotion fee payable	3,121	2,609
Wages and welfare payable	660	685
Security deposit payable	1,100	2,443
Others	724	350
Accrued expenses and other liabilities	5,605	21,505

Note 9 —LOAN PAYABLE TO THIRD PARTIES

For the year ended December 31, 2021, the Group obtained short-term working capital loans of approximately RMB37,310 from several independent third parties. The loans were unsecured, interest free and due on demand. After partial repayments during 2021, the balance of the loans was RMB11,250 as of December 31, 2021 and the Group repaid RMB10,750 during the year ended December 31, 2022. The rest of the loans balance of RMB500 (US$72) was renewed in 2022.

For the year ended December 31, 2022, the Group obtained short-term working capital loans in aggregate of approximately RMB103,133 (US$14,953) from several independent third parties, which were unsecured, interest free and due on demand. After partial repayments during 2022, the balance of loan payable to third parties was RMB42,627 (US$6,180) as of December 31, 2022. Subsequently, the Group repaid RMB 42,127 (US$6,108).

Note 10 —RIGHT-OF-USE ASSETS

The Group has several operating leases for sorting centers, warehouse and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2021, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2021. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the years ended December 31, 2021 and 2022 amounted to RMB400 and RMB711 (US$103), respectively.

F-47

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 10 —RIGHT-OF-USE ASSETS (cont.)

Supplemental balance sheet information related to operating leases was as follows:

As of December 31,
2022
RMB
Right-of-use assets, net	1,079

Operating lease liabilities - current	770
Operating lease liabilities - non-current	146
Total operating lease liabilities	916

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.5 years
Weighted average discount rate	5.5%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

Twelve months ending December 31,	RMB
2023	789
2024	148
Total future minimum lease payments	937
Less: imputed interest	21
Present value of lease liabilities	916

F-48

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 11 —BANK LOANS

Bank loan consist of the following loans:

	December 31, 2021	December 31, 2022
	RMB	RMB

Ping An Bank
(1) Annual interest rate of 6.0%, from September 28, 2022 to September 28, 2023	-	5,000
WeBank
(2) Annual interest rate of 9.72%, from November 14, 2021 to November 13, 2022	1,000	-
(2) Annual interest rate of 9.72%, from November 14, 2021 to November 14, 2022	1,000	-
(2) Annual interest rate of 6.48%, from November 14, 2021 to November 14, 2022	1,000	-
(3) Annual interest rate of 18%, from December 14, 2022 to December 14, 2024	-	1,800
China Construction Bank
(4) Annual interest rate of 3.95%, from June 13, 2022 to June 13, 2023	-	2,000
BMW Financial Services
(5) Annual interest of 6.88%, from June 12, 2022 to May 27, 2025	-	296
Total	3,000	9,096
Less: Bank loans – current portion	(3,000)	(8,912)
Bank loans– non-current portion	-	184

(1)	On August 16, 2022, the Group entered into a bank loan agreement with Ping An Bank to borrow RMB5,000 (US$725) as working capital loan for a term of one year. The loan bears a fixed interest rate of 6.0% per annum. The loan is guaranteed by Mr. Baitong Tang’s family. The Group fully repaid in September 2023.

(2)	On November 14, 2021, the Group entered into three agreements with WeBank to borrow three loans with aggregated principal amount of RMB3,000 from November 14, 2021 to November 13, 2022. Among which, two loans with aggregated loan principal amount of RMB2,000 had a fixed interest rate of 9.72% per annum and the other loan with principal amount of RMB1,000 had a fixed rate of 6.48% per annum. The Group fully repaid the loan balance in December 2022.

(3)	On December 14, 2022, the Group entered into a loan agreement with WeBank to borrow RMB1,800 (US$261) from December 14, 2022 to December 14, 2024. The loan bears a fixed interest rate of 18% per annum. The loan was guaranteed by Mr. Haibing Lin, the Chief Executive Officer and Chairman of ABGreen Fuyang.

(4)	On June 13, 2022, the Group entered into a loan agreement with China Construction Bank to borrow RMB2,000 (US$290) from June 13, 2022 to June 13, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan was extended to May 25, 2024.

(5)	On June 12, 2022, the Group entered into a loan agreement with BMW Financial Services to borrow RMB350 (US$51) from June 12, 2022 to May 27, 2025. The loan bears a fixed interest rate of 6.88% per annum. The remaining balance was RMB296 (US$43) as of December 31, 2022. The Group repaid RMB 84 (US$12) in September 2023.

F-49

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 12 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of December 31, 2021 and 2022 and transactions for the years ended December 31, 2021 and 2022 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Baitong, Tang	Chief Executive Officer and Chairman of the Board of Directors
Mr. Peng Du	A minority shareholder of Jinyou Metal
Ms. Qinqin Zhang	A minority shareholder of Jinyou Metal
Mr. Haibing Ling	Chief Executive Officer and Chairman of ABGreen Fuyang
Ms. Haiyan Yang	A minority shareholder of the company
Mr. Weicheng Wang	Chief Executive Officer and Chairman of the Zhoukou Senbo
ABGreen Supply Chain Management (Beijing) Co., LTD (“ABGreen BJ”)	Owned by a minority shareholder of the Company
Beijing ABGreen Reverse Supply Chain Co., LTD (“BJ ABGreen RSC”)	An entity controlled by Mr. Baitong Tang
Shenzhen ABGreen Reverse Supply Chain Partnership (limited partnership) (“SZ ARSC(LP)”)	An entity controlled by Mr. Baitong Tang
Jieshou Yunsheng Digital Industrial Park Service Co. LTD (“JSYS”)	A shareholder of JSYS is a director of ABGreen Fuyang
Chongqing Lanyu Renewable Resources Recycling Co. LTD (“CQLRR”)	A previous minority shareholder of Jinyou Metal in 2022 (The entity ceased to be a shareholder of Jinyou Metal since September 2022)
Chongqing Renewable Resources (Group) Co. LTD (“CQRR”)	The shareholder of CQLRR
Chongqing Ruiyu Material Recycling Co. LTD (“CQRY”)	An entity controlled by CQLRR
Chongqing Lanyu New Supply Renewable Resources Co. LTD (“CLNSRR”)	An entity controlled by CQLRR
Henan Haiyue Metal Technology Co. LTD (“HNHY”)	A minority shareholder of Jinyou Metal
Tianjiu Sharing Wisdom Enterprise Service Co. LTD (“Tianjiu”)	A minority shareholder CZTI Shenzhen

(2) Accounts receivable from a related party

	December 31, 2021	December 31, 2022
	RMB	RMB
ABGreen BJ	-	3,720
Total	-	3,720

For the year ended December 31, 2022, the Group provided software development services to ABGreen BJ. The balance as of December 31, 2022 was fully collected subsequently.

F-50

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 12 — RELATED PARTY TRANSACTIONS (cont.)

(3) Advance to suppliers -a related party

	December 31, 2021	December 31, 2022
	RMB	RMB
Tianjiu	2,916	1,783
Total	2,916	1,783

For the years ended December 31, 2021 and 2022, the Group paid regional service incremental cost to Tianjiu in advance, which is subject to amortization along with the regional service progress made. As of December 31, 2021 and 2022, the Group’s advance balance to Tianjiu amounted to RMB2,916 and RMB1,783, respectively.

(4) Sales to and service provided for related parties

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
CQRY	106,871	38,718
CQXG	-	42,667
ABGreen BJ	-	3,509
	106,871	84,894

For the years ended December 31, 2021 and 2022, the Group sold Ferrous metals to CQRY and CLNSRR and provided software development service to ABGreen BJ. The related sales and service represented approximately 9% and 3% of the Group’s total revenue for the years ended December 31, 2021 and 2022, respectively.

(5) Purchase products and service from related parties

	December 31,2021	December 31,2022
	RMB	RMB
Ms. Qinqin Zhang	-	47,606
Tianjiu	2,140	11,943
Total	2,140	59,549

For the year ended December 31, 2022, the Group purchased household waste from Ms. Qinqin Zhang, which represented approximately 2% of the Group’s total purchase for the year ended December 31, 2022. For the years ended December 31, 2021 and 2022, the Group incurred regional service incremental cost amortization from advances to tianjiu in the amount of RMB2,140 and RMB8,397, respectively. For the years ended December 31, 2021 and 2022, the Group incurred consulting service fee to Tianjiu in the amount of RMB nil and RMB3,546, respectively.

F-51

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 12 — RELATED PARTY TRANSACTIONS (cont.)

(6) Due from related parties

As of December 31, 2021 and 2022, the balance due to related parties was as follows:

	December 31, 2021	December 31, 2022
	RMB	RMB
Ms. Qinqin Zhang (1)	-	1,494
Ms. Haiyan Yang (2)	630	1,140
Mr. Weicheng Wang	-	100
CQLRR (3)	9,700	-
SZ ARSC(LP) (4)	981	-
Mr. Baitong Tang (5)	1,040	-
ABGreen BJ(6)	-	3,260
Mr. Haibin Lin (7)	1,500	-
JSYS(8)	-	2,500
Total	13,851	8,494

(1)	For the year ended December 31, 2022, the Group loaned RMB1,494 to Ms. Qinqin Zhang. The loan was unsecured, interest free and due on demand, which was fully collected by the Group subsequently in 2023.

(2)	On December 20, 2021, the Group loaned RMB500 to Ms. Haiyan Yang with a term from December 20, 2021 to December 19, 2022. The total principal and interest balance was RMB630 as of December 31, 2021. On January 7 and February 14, 2022, the Group loaned in aggregated of RMB1,500 to Ms. Haiyan Yang with fixed annual interest rate of 12%. After partial collection, the total principal and interest balance was RMB1,140 (US$165) as of December 31, 2022. The balance has been fully collected by October 31, 2023.

(3)	For the year ended December 31, 2021, the Group provided short-term loans in aggregate of RMB79,169 to CQLRR for working capital purpose. The loans were unsecured, interest free and due on demand. The Group collected RMB69,469 during the year ended December 31, 2021 and the remaining balance was fully collected in 2022.

(4)	For the year ended December 31, 2021, the Group loaned RMB981 to SZ ARSC(LP) for working capital purpose. The loan was unsecured, interest free and due on demand. After partial repayment, the balance was RMB nil as of December 31, 2022.

(5)	For the year ended December 31, 2021, the Group loaned RMB1,040 to Mr. Baitong Tang. The advance was unsecured, interest free and due on demand. The loan was fully collected in 2022.

(6)	For the year ended December 31, 2022, the Group loaned approximately RMB3,260 (US$473) to ABGreen BJ for working capital purpose. The loan was unsecured, interest free and due on demand. The loan was fully collected by the Group subsequently in 2023.

(7)	For the year ended December 31, 2021, the Group loaned RMB1,500 to Mr. Haibin Lin. The advance was unsecured, interest free and due on demand. The loan was fully collected by the Group in 2022.

(8)	The balance as of December 31, 2022, the Group loaned RMB 2,500 (US$362) to JSYS for working capital purpose, which was unsecured, interest free and collected by the Group in 2023.

F-52

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 12 — RELATED PARTY TRANSACTIONS (cont.)

(7) Due to related parties

As of December 31, 2021 and 2022, due to related parties was as follows:

	December 31, 2021	December 31, 2022
	RMB	RMB
CQRR	20,000	-
Mr. Peng Du	-	300
HNHY	2,920	1,020
Total	22,920	1,320

For the year ended December 31, 2021, the Group obtained short-term working capital loans from CQRR with a remaining balance of approximately RMB20,000. The loans were unsecured with a fixed interest annual rate of 6% and due on demand. The loans were fully repaid in 2022.

For the year ended December 31, 2022, the Group obtained short-term working capital loans in the aggregate of approximately RMB300 (US$43) from Mr. Peng Du. The loans were unsecured, interest free and due on demand.

For the year ended December 31, 2021, the Group purchased a batch of equipment from HNHY for RMB3,900. The unpaid balance as of December 31, 2021 was RMB2,920. After partial payment, the balance was RMB1,020 on December 31, 2022, which was fully repaid subsequently in 2023.

(8) Long term loan payable to related parties

During the year ended December 31, 2022, the Group signed several loan agreements with the shareholders of BJ ABGreen RSC and obtained unsecured interest-free working capital loans in aggregated of RMB98,959 payable. Subsequently, the Group repaid RMB6,001 (US$870) in January 2023 and obtained additional RMB7,000 (US$ 965) long term loan during the six months ended June 30, 2023. On July 1, 2023, the Group entered into an amended loan agreement with BJ ABGreen RSC and its shareholders for the remaining loan balance of RMB99,958 (US$13,784) (the “long-term portion loan”). Pursuant to the amended loan agreement, the shareholders of BJ ABGreen RSC transferred their creditor’s right in the long-term loan to BJ ABGreen RSC and the loan will mature on June 30, 2028. Upon maturity, the Group has the right to renew the loan with ABGreen BJ. The amended loan carried annual interest rate of 5.5% with interest payable on annual basis.

F-53

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

CZTI is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, CZTI HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 5% (the effective rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 10% and 5% respectively for 2021 and 2022.EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ABGreen Shenzhen, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning 2021. The certificate is valid until December 2024.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Certain subsidiaries of the Group were qualified as “small-scaled minimal profit enterprise”, where were entitled to preferential rate of 5% for the related taxation year. As those subsidiaries was in loss situation for the years ended December 31, 2021 and 2022, the tax treatment noted above did not realize tax savings for the above-mentioned years.

i)	The components of income tax provision are as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Current	3,054	9,207
Deferred	(2)	223
Total provision for income taxes	3,052	9,430

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31,2021	December 31,2022
	RMB	RMB
Deferred Revenue	242	20
Net operating loss	1,318	2,379
Deferred tax assets	1,560	2,399
Valuation allowance	(1,318)	(2,379)
Deferred tax assets, net	242	20

F-54

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 13 — TAXES (cont.)

The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
China Statutory income tax	25%	25%
Effect of PRC preferential tax	10.6%	14.8%
Research & Development (“R&D”) additional tax deduction*	(5.6)%	(3.8)%
Change in valuation allowance	2.8%	4.8%
Non-deductible items and others**	1.4%	1.4%
Effective tax rate	34.2%	42.2%

*	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income for the year 2021 and 2022.

**	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2022, the tax years ended December 31, 2016 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Management considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. A valuation allowance of RMB1,318 and RMB2,379 (US$345) was recorded against gross deferred tax assets as of December 31, 2021 and 2022. The tax effect of net change of valuation allowance for the years ended December 2021 and 2022 was RMB 250 and RMB1,061 (US$154).

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Based on management’s evaluation, the total amount of unrecognized tax benefits related to research and development costs as of December 31, 2021 and 2022 was RMB nil and RMB 1,499(US$217), respectively. There were no interest or penalties related to unrecognized tax benefits as of December 31, 2021 and 2022. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2021 and 2022 was “zero” as the Company has recorded a full valuation allowance against its deferred tax assets because of uncertainty as to future realization. As of December 31, 2022, the tax years ended December 31, 2016 to 2021 for the Company’s PRC and subsidiaries remain open for statutory examination by any applicable tax authorities.

F-55

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 13 — TAXES (cont.)

As of December 31, 2021 and 2022, tax loss carryforwards amounted to RMB26,354 and RMB47,571 respectively and would expire in calendar years 2023 through 2031 if not utilized.

(b) Taxes payable

Taxes payable consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Income tax payable	2,110	5,722
Value added tax payable	19,846	61,915
Other taxes payable	1,903	4,657
Total taxes payable	23,859	72,294

Note 14 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the Cayman Islands on July 13, 2023. Based on the Company’s Memorandum and Articles of Association amended on July 13, 2023, the authorized number of Class A ordinary shares was 1,900,000,000 ordinary shares with par value of US$0.00001 and 125,000,610 Class A ordinary shares were issued and outstanding. The authorized number of Class B ordinary shares was 100,000,000 ordinary shares with par value of US$0.00001 and 34,000,000 Class B ordinary shares was issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares of the Company have the same rights, except for voting rights. Holders of Class B ordinary shares are entitled to ten votes per share in all shareholders’ meetings, while holders of Class A ordinary shares are entitled to one vote per share.

The issuance of 125,000,610 Class A ordinary shares and 34,000,000 Class B ordinary shares is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

In addition, in accordance with the Company’s Memorandum and Articles of Association amended on July 13, 2023, the Company has authorized number of preference shares was 1,000,000,000 shares with par value of US$0.00001, but no share was issued and outstanding.

Statutory reserve and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. The statutory reserve amounted to RMB991 and RMB3,725 (US$540) as of December 31, 2021 and 2022. Amounts restricted include share capital and the statutory reserve of the Company’s PRC subsidiaries. The balance of restricted net assets was RMB8,101 and RMB17,336 (US$2,513) as of December 31, 2021 and 2022, respectively.

F-56

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Contractual Obligations

The Company had outstanding bank loans of RMB9,096 (US$1,319) as of December 31, 2022. The Company has also entered into operating lease agreements to rent sorting centers, warehouse and office spaces.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	916	770	146	-	-
Bank loans	9,096	8,912	184	-	-
Loan from third parties	42,627	42,627	-	-	-
Due to related party	1,320	1,320	-	-	-
Long-term loan payable to related parties	98,959	6,001	-	-	92,958
Total	152,918	59,630	330	-	92,958

F-57

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

Note 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, and all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

F-58

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC.
PARENT COMPANY BALANCE SHEETS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the Years Ended December 31,
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
ASSETS
Investment in subsidiaries	(3,975)	4,432	644
Total Assets	(3,975)	4,432	644

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares* ($0.00001 par value, 1,900,000,000 shares authorized, 125,000,610 shares issued and outstanding as of December 31, 2021 and 2022)	8	8	1
Class B ordinary shares* ($0.00001 par value, 100,000,000 shares authorized, 34,000,000 shares issued and outstanding as of December 31, 2021 and 2022)	2	2	-
Additional paid-in capital	7,100	13,601	1,972
Statutory reserves	991	3,725	540
Accumulated deficit	(12,076)	(12,904)	(1,869)
Total Shareholders’ Equity (Deficit)	(3,975)	4,432	644
Total Liabilities and Shareholders’ Equity (Deficit)	(3,975)	4,432	644

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

F-59

CARBON ZERO TECHNOLOGIES INTERNATIONAL INC.
PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data and otherwise noted)

Note 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

	For the Years Ended December 31
	2021	2022
	RMB	RMB	US$
Equity in earnings of subsidiaries	1,948	1,906	276
NET INCOME	1,948	1,906	276

COMPREHENSIVE INCOME	1,948	1,906	276

	For the Years Ended December 31,
	2021	2022
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,948	1,906	276
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,948)	(1,906)	(276)
NET CASH USED IN OPERATING ACTIVITIES	-	-	-
CHANGES IN CASH	-	-	-
CASH, BEGINNING OF YEAR	-	-	-
CASH, END OF YEAR	-	-	-

Note 17 — SUBSEQUENT EVENTS

On March 2, 2023, CZTI Shenzhen incorporated Shenzhen Green Blue Environmental Protection Technology Co., Ltd., which has not engaged in any business activity yet.

On July 6, 2023, Henan Jinyou Metal Technology Co., Ltd. and a third party incorporated Shandong Jinyou Metal Technology Co., LTD. (“Shandong Jinyou”). Henan Jinyou Metal Technology Co., Ltd. owns 60% equity interest in Shandong Jinyou.

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2022, through the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

F-60

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that to the extent permitted by law, the Company shall indemnify each existing or former director, secretary and other officer and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director, secretary and other officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s, secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director, secretary and other officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director, secretary and other officer, however, shall be indemnified in respect of any matter arising out of his own fraud, willful default or willful neglect. See our amended and restated memorandum and articles of association filed as Exhibit 3.1 to this registration statement.

Under the form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuance of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities. As of the date of this prospectus, we have an aggregate of 125,000,610 Class A ordinary shares and 34,000,000 Class B ordinary shares issued and outstanding. See “Principal Shareholders.”

On July 13, 2023, the date of the incorporation of Carbon Zero Technologies International Inc., 1 Class A ordinary share was issued to Osiris International Cayman Limited. On July 13, 2023, the 1 Class A ordinary share was transferred from Osiris International Cayman Limited to Arrowmask Investment Limited and Carbon Zero Technologies International Inc. further issued the following shares on the same date:

Name	Classes of Ordinary Shares	Date of Issuance	Number of Shares Issued
Expola Investment Limited	Class B ordinary shares	July 13, 2023	34,000,000
Beveist Investment Limited	Class A ordinary shares	July 13, 2023	22,526,500
Getcher Investment Limited	Class A ordinary shares	July 13, 2023	21,560,000
Endoeval Investment Limited	Class A ordinary shares	July 13, 2023	20,250,506
Unatee Investment Limited	Class A ordinary shares	July 13, 2023	13,080,000
Groadse Investment Limited	Class A ordinary shares	July 13, 2023	10,244,573
Brookline Management Limited	Class A ordinary shares	July 13, 2023	7,000,000
Sprint Investment Limited	Class A ordinary shares	July 13, 2023	6,780,000
South Kensington Investment Limited	Class A ordinary shares	July 13, 2023	6,000,000
Prospe Investment Limited	Class A ordinary shares	July 13, 2023	4,740,000
Gravel Investment Limited	Class A ordinary shares	July 13, 2023	2,548,902
Arrowmask Investment Limited	Class A ordinary shares	July 13, 2023	2,179,999
Rocage Investment Limited	Class A ordinary shares	July 13, 2023	2,000,000
Eagletree Investment Limited	Class A ordinary shares	July 13, 2023	1,733,170
Dumace Investment Limited	Class A ordinary shares	July 13, 2023	1,241,584
Seekant Investment Limited	Class A ordinary shares	July 13, 2023	1,241,584
Feyond Investment Limited	Class A ordinary shares	July 13, 2023	765,604
Bisoon Investment Limited	Class A ordinary shares	July 13, 2023	418,347
Paulee Investment Limited	Class A ordinary shares	July 13, 2023	275,941
Schrodier Investment Limited	Class A ordinary shares	July 13, 2023	275,941
Chaingi Investment Limited	Class A ordinary shares	July 13, 2023	137,958

II-1

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

EXHIBITS INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant.
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.4).
4.2*	Registrant’s Specimen Certificate for Class A ordinary shares.
4.3*	Form of Underwriter Purchase Option (included in Exhibit 1.1).
4.4*	Form of Deposit Agreement among the Registrant, the depositary, owners and holders of the American Depositary Shares.
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered.
5.2*	Opinion of The Crone Law Group P.C. regarding the validity of the Underwriter Purchase Option being registered.
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters.
8.2*	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters.
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant.
10.3**	English Translation of Form of Sorting Center Cooperation Agreement between ABGreen Shenzhen and its Partners.
10.4**	English Translation of Form of Recycling Services Agreement between ABGreen Shenzhen and the Recycling Stations.
10.5**	English Translation of Form of Cooperation Agreement between ABGreen Shenzhen and the Regional Business Partners.
10.6**	English Translation of Investment Agreement among ABGreen Shenzhen, Baitong Tang and Kewen Lin, dated January 19, 2022.
10.7**	English Translation of Investment Agreement among ABGreen Shenzhen, Baitong Tang and Lijun Zhao, dated January 19, 2022.
10.8**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Shuo Li, dated October 22, 2022.
10.9**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Yaping Wang, dated November 1, 2022.
10.10**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Qinghong Chen, dated November 2, 2022.
10.11**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Ronghua Yang, dated November 3, 2022.
10.12**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Zhiai Lu, dated November 4, 2022.
10.13**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Jiuhao Zhang, dated November 4, 2022.
10.14**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Kewen Lin, dated November 5, 2022.
10.15**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Liguang Chen, dated November 5, 2022.
10.16**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Zhongxuan Ban, dated November 7, 2022.
10.17**	English Translation of Investment Agreement among CZTI Shenzhen, Baitong Tang and Jingkai Li, dated November 10, 2022.
10.18**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Liguang Chen, dated July 1, 2023.
10.19**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Qinghong Chen, dated July 1, 2023.
10.20**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Zhongxuan Ban, dated July 1, 2023.
10.21**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Yaping Wang, dated July 1, 2023.
10.22**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Kewen Lin, dated July 1, 2023.
10.23**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Ronghua Yang, dated July 1, 2023.
10.24**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Shuo Li, dated July 1, 2023.
10.25**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Jingkai Li, dated July 1, 2023.
10.26**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Jiuhao Zhang, dated July 1, 2023.
10.27**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among CZTI Shenzhen, BJ ABGreen RSC and Zhiai Lu, dated July 1, 2023.
10.28**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among ABGreen Shenzhen, BJ ABGreen RSC and Kewen Lin, dated July 1, 2023.
10.29**	English Translation of Creditor’s Rights and Debt Relationship Confirmation and Loan Agreement among ABGreen Shenzhen, BJ ABGreen RSC and Lijun Zhao, dated July 1, 2023.
10.30**	English Translation of Confirmation Agreement of Offsetting between Creditors’ Rights and Debt among BJ ABGreen RSC, ABGreen Shenzhen, CZTI Shenzhen, Kewen Lin, Lijun Zhao, Shuo Li, Jingkai Li, Qinghong Chen, Yaping Wang, Ronghua Yang, Jiuhao Zhang, Zhiai Lu, Zhongxuan Ban, Liguang Chen, dated July 1, 2023.
21.1**	List of the Registrant’s Subsidiaries.
23.1*	Consent of Marcum Asia CPAs LLP.
23.2*	Consent of Ogier (included in Exhibit 5.1).
23.3*	Consent of The Crone Law Group (included in Exhibit 5.2).
23.4*	Consent of Zhong Lun Law Firm (included in Exhibit 99.2).
23.5**	Consent of China Insights Industry Consultancy Limited.
24.1**	Powers of Attorney (included on signature page to Registration Statement on Form F-1).
99.1*	Code of Business Conduct and Ethics.
99.2*	Opinion of Zhong Lun Law Firm regarding certain PRC law matters.
99.3*	Audit Committee Charter.
99.4*	Compensation Committee Charter.
99.5*	Nominating Committee Charter.
99.6*	Consent of Wei Zhao, Independent Director Nominee.
99.7*	Consent of Xin Yao, Independent Director Nominee.
99.8*	Consent of Zhengwu Zhang, Independent Director Nominee.
107*	Calculation of Filing Fee Table.

* To be filed by amendment

** Filed herewith

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shenzhen, People’s Republic of China, on [ ], 2024.

Carbon Zero Technologies International Inc.

By:
Name:	Baitong Tang
Title:	Chief Executive Officer, and Chairman of the Board of Directors

II-4

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Baitong Tang and Lili Guan as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares of the registrant, or the ADSs, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the U.S. Securities and Exchange Commission with respect to such ADSs, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on [      ], 2024.

Signature	Title

Chief Executive Officer (Principal Executive Officer) and
Name: Baitong Tang	Chairman of the Board of Directors

Chief Financial Officer (Principal Financial and Accounting Officer)
Name: Lili Guan

Chief Technology Officer
Name: Tiexin Tang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Carbon Zero Technologies International Inc., has signed this registration statement or amendment thereto in New York, New York on [       ], 2024.

[ ]

By:
Name:
Title:

II-5